SOURCE INTERLINK COMPANIES

2008 ANNUAL REPORT

Board of Directors
as of June 15, 2008

Michael R. Duckworth
Chairman of the Board
Source Interlink Companies, Inc.

James R. Gillis
Co-Chief Executive Officer
Source Interlink Companies, Inc.

George A. Schnug
Chief Executive Officer
Americold Logistics LLC

Gov. Gray Davis
Of Counsel
Loeb & Loeb LLP

Ariel Z. Emanuel
Member
The Endeavor Agency LLC

David R. Jessick
Retired Retail Executive

Terrence J. Wallock
Consultant

Allan R. Lyons
Managing Partner
21st Century Strategic Investment Planning LLC

Gregory Mays
Consultant & Private Investor

Corporate Officers
as of June 15, 2008

Michael R. Duckworth
Chairman of the Board

James R. Gillis
Co-Chief Executive Officer,
President, Periodical Fulfillment Services

Alan E. Tuchman
Co-Chief Executive Officer,
President, DVD/CD Fulfillment

Steven R. Parr
President, Source Interlink Media

Marc Fierman
Chief Financial Officer

Douglas J. Bates
General Counsel

William D. Bailey
Chief Administrative Officer

CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report includes, and our future filings on Form 10-K, Form 10-Q and Form 8-K and our future oral and written statements may include, certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to uncertainties that could cause actual future events and results to differ materially from those expressed in the forward-looking statements. These forward-looking statements are based on estimates, projections, beliefs and assumptions and are not guarantees of future events and results. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "may," "will," "projects," "approximately," and "should," and variations of these words and similar expressions, are intended to identify these forward-looking statements. All statements made relating to the closing of the transactions described in this Annual Report or to our estimated and projected earnings, margins, costs, expenditures, cash flows, growth rates and financial results are forward-looking statements.

Actual future events and results may differ materially from those expressed in these forward-looking statements as a result of a number of important factors. Representative examples of these factors include (without limitation):

- Changes in the retail market for CDs and DVDs;
- Changes in the retail market for magazines, books and other publications;
- Changes in the market for advertising expenditures;
- Adverse effects to our customer base, upon whom our business depends;
- Disruptions in the operations of our key shipper and/or increased costs for shipping services;
- The departure from the Company of key personnel;
- Changes in print, ink, paper and fuel costs; and
- Changes in consumer discretionary spending.

In addition to these factors, actual future performance, outcomes and results may differ materially because of other, more general factors including (without limitation) general industry and market conditions and growth rates, economic conditions, and governmental and public policy changes. For example, our results of operations and financial condition as of and for the three month period ended April 30, 2008 were adversely impacted by a difficult advertising cycle and the overall economic outlook. Please see additional important factors disclosed previously and from time to time in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-K/A filed with the SEC on May 30, 2008.

BUSINESS

Overview

We are a premier publishing, marketing, merchandising and fulfillment company of entertainment products including magazines, DVDs, music CDs, books and related items serving more than 100,000 retail locations throughout North America. We produce print and digital content for consumers in North America through our media division, Source Interlink Media ("SIM"), which was acquired on August 1, 2007. We also sell and distribute entertainment products to leading mass merchandise retailers, grocery stores, bookstore chains, music stores, drug stores and other specialty retailers, as well as e-commerce retailers. We offer customers an array of value-added content and services including enthusiast publications and online content, category management, product procurement, fulfillment services, claims submission, information services and in-store fixturing. We believe no other competitor can provide this scope of content and services across this range of home entertainment products.

We directly produce and deliver magazine, Internet and home entertainment content to consumers. With the addition of SIM, we transformed from a leading home entertainment distributor into a significant content owner allowing us to garner a greater piece of the value chain and eliminate inefficiencies. This array of products and services, in combination with our value added services and geographic reach, positions us to service the needs of America's leading retailers and to capitalize on the rapidly changing distribution and fulfillment landscape.

We are one of the largest independent wholesalers of DVDs and CDs in North America. We effectively operate as an extension of our customers' operations. Between our fulfillment, category management and e-commerce solutions, we provide our customers with a complete solution to maximize the sales and profitability of their home entertainment content products.

We are a dynamic organization composed of three synergistic operating divisions. Together they form a leading integrated media company with distinguished content and a powerful, efficient distribution and merchandising platform.

Our Divisions

Source Interlink Media

Our SIM division is one of the largest providers of enthusiast print and digital content in North America. SIM sells print advertising space in its publications, sells publications through newsstands and subscriptions, sells online advertising and lead generation services, and sells sponsorships and tickets for events. Its properties consist of 80 publications, 94 websites and over 100 events. Well known print titles include *Motor Trend, Hot Rod, Lowrider, Power & Motoryacht, Surfer, Home Theater, Motorcyclist, 4 Wheel & Offroad,* and *Soap Opera Digest.* SIM's web properties include automotive.com, motortrend.com and equine.com. SIM's magazines have a combined circulation of approximately 9.0 million print copies per month, and its websites reach a total of over 19 million unique users who generate over 145 million page views per month. The estimated total reach of our audience is over 75 million consumers each month. Additionally, the reader base of our automotive portfolio is approximately 90% male, and approximately 81% are between 18 and 54 years old.

SIM is a leading provider of content to enthusiast communities interested in automotive, action sports, marine, equine and home technology. SIM has the largest portfolio of magazines in the automotive category, including six of the top ten titles by paid circulation. These print publications are supplemented by branded websites, consumer events, and licensed products. Automotive.com has proven expertise in car sales lead generation, search engine marketing and search engine optimization. This expertise coupled with a technology platform that is increasing traffic can be monetized through advertising and lead generation. As automakers divert marketing dollars to the Internet and as auto dealers seek increased car sale leads, the combination of Automotive.com and our portfolio of branded Internet sites provides a platform for strong growth in online advertising and lead generation revenues.

SIM's strategy of differentiated, specialized and authoritative content has effectively positioned it to take advantage of the industry shift towards more targeted advertising. SIM is the preeminent source of information for readers on their avocations. Given its niche content, SIM is less exposed to the pressures faced by sports, news and other general interest magazines. SIM's readers tend to spend a significant amount of time and money on their avocations, which results in titles that are less reliant on rate base guarantees than general interest publications. Only six of SIM's 80 titles have rate base guarantees. SIM's 15,000+ endemic advertisers rely on its titles as virtual storefronts to directly connect with buyers and generate sales. Endemic sources comprise approximately 85% of SIM's print advertising revenue and provide a highly desirable and, historically, a relatively less volatile revenue stream that differentiates it from other content providers.

Periodical Fulfillment Services

Our Periodical Fulfillment Services division provides an array of value-added services including category management, product procurement, fulfillment and returns processing services to approximately 18,600 mainstream retail locations and 3,100 specialty retail locations. Its customers include most of the nation's leading magazine retailers including Barnes & Noble, Borders, Wal-Mart, Target, Kroger, Safeway, Costco, Walgreens and Rite Aid, many of which have been customers for over 10 years. The division has approximately 30% share of the single-copy magazine distribution market and is the leading distributor in five of the nation's top ten advertising markets. The division also imports and exports periodicals sold in more than 100 markets worldwide and designs, manufactures and implements display fixture programs, manages rebates and other incentive payments and accumulates data from more than 100,000 retail locations. These services are critical to both mainstream and specialty retailers alike as they enable clients to make more informed decisions regarding product placement and marketing strategies.

DVD / CD Fulfillment

Our DVD/CD Fulfillment division is the leading independent distributor of DVDs and CDs in the home entertainment products marketplace, offering the most extensive selection of products in the United States. It provides category management (vendor managed inventory), procurement, fulfillment and e-commerce services to leading DVD and CD retailers and Internet retailers, including Barnes & Noble, Amazon.com, Meijer, Kmart, Toys "R" Us, Circuit City and Walgreens. This extensive offering has resulted in our company establishing a substantial share of the wholesale DVD and CD markets. The DVD/CD Fulfillment division utilizes its industry leading stock keeping unit ("SKU") availability of approximately 360,000 CD titles and approximately 100,000 DVD titles, approximately two thirds of which are physically in stock in our warehouses, as well as video games and other related products to supply a tailored merchandise offering for its customers. Through its Consumer Direct Fulfillment group, the division also provides fulfillment for the majority of domestic e-commerce sites that sell music or videos.

Competitive Strengths

Our key competitive strengths include:

- *Vertically Integrated Platform.* Our acquisition of SIM established us as one of the largest vertically integrated publishing and distribution companies in the country. The addition of SIM allows us to participate throughout the value chain. The combination better leverages our distribution platform, driving efficiencies and enabling us to capture a greater share of the value chain profits. Additionally, our market knowledge, derived from our nationwide retail point-of-sale data system, enables us to optimize SIM's draw and merchandising by maximizing product placement through our strong retail network. Our strong existing relationships with retailers are enhanced by our ability to offer content through this channel. While SIM has transformed us from a leading home entertainment distributor to a significant content owner, it has also helped us establish a leverageable platform to participate in the ongoing consolidation of content.

- *Diverse Revenue and Earnings Streams.* Our acquisition of SIM significantly diversified our revenue and earnings streams and provides an opportunity for growth while leveraging our stable distribution platform. SIM's portfolio of niche content and endemic advertising sources has historically provided a more stable source of revenues versus a general interest publisher. SIM is also diversified across an array of revenue streams including print advertising, subscription, newsstand, online advertising and other non-print revenue streams. Between our Periodical Fulfillment Services and DVD/CD Fulfillment divisions, we are able to generate stable revenue streams by leveraging our scale, vast catalog and servicing capability. For example, our scale in distribution markets allows us to achieve highly competitive third-party shipping rates. In an industry where scale drives margin, our critical mass provides a significant competitive advantage.

- ***Strong and Stable Cash Flow Generation.*** We generate significant cash flow to service our debt as a result of historically strong earnings, low capital expenditures, modest working capital requirements and favorable tax attributes. Our capital expenditures over the same period averaged less than 2% of total pro forma revenue. Our disciplined working capital management effectively reduces the impact of working capital needs throughout the year. While we maintain significant inventory in order to readily meet the extensive catalog needs of many of our clients, we carry minimal inventory risk since virtually all of our products are fully returnable. Additionally, the structure of the acquisition of SIM allowed the parties to make a Section 338(h)(10) election. The incremental depreciation impact of this election enables us to significantly reduce our cash income tax expense over the foreseeable future.

- ***Longstanding Retailer Relationships.*** We maintain longstanding relationships with many of the nation's leading mass-merchant and specialty retailers. Our products and services touch almost 1,000 retail chains representing over 100,000 storefronts. These customers rely on us to manage highly profitable categories and trafficked sections within their stores. We provide our services on an exclusive basis for many of these retailers. These relationships, built upon years of quality service, create significant barriers to entry. Much of our distribution revenues are generated by retailers who have been our customers for over 10 years.

- ***Highly Desirable Content Targets Niche Audiences.*** SIM's content provides focused, authoritative editorial content to the targeted niche reader. SIM's readers are passionate and knowledgeable about their avocations. These readers rely on SIM's content as their primary source of information, making this content a highly effective means of connecting enthusiasts with marketers. SIM's niche audience attracts an endemic advertising base, comprising approximately 85% of its advertising revenues. Endemic advertisers rely heavily on SIM's reader base in order to generate sales, thereby providing a relatively more stable revenue stream versus general interest magazines. Due to its niche focus, SIM is well-positioned to benefit as advertisers shift expenditures towards more targeted audiences. Additionally, these characteristics translate well to online opportunities.

- ***Market Share Leader in Publishing & Distribution.*** We boast strong market share in each of our operating divisions. Through our position in the value chain, we serve as the critical link between the entertainment content producers and retailers. Our SIM division is one of the largest providers of print and digital content to the enthusiast community in North America. SIM sells more advertising pages than any single competitor in most of the market segments it serves. SIM's leading portfolio of magazines includes six of the top ten automotive titles. Our Periodical Fulfillment Services division has an approximately 30% share of the single-copy magazine distribution market and is the leading distributor in five of the top ten advertising markets in the country (Baltimore / Washington D.C., Chicago, Detroit, Los Angeles and Philadelphia). The division is also the largest importer of international titles into the U.S. mass market and exporter of domestic titles to over 100 international markets. Our DVD/CD Fulfillment division has the largest DVD and CD catalog in the industry serving over 5,000 retailers.

- ***Experienced Management Team with Significant Industry Knowledge.*** Our dedicated and experienced management team has grown the Company through vision and leadership. Our top seven executives have a combined 100 years of experience in the industry. Senior management is supported by a strong group of divisional leaders who also have long histories with the Company. Our team has built the industry's largest and fastest growing player. We have successfully acquired and integrated more than 20 companies since 1995. In an industry in which consolidation continues to drive growth and profitability, this experience positions us to capitalize on future opportunities, many of which have already been identified.

Business Strategy

We intend to enhance our position as a leading integrated media, publishing, merchandising and distribution company by continuing to apply the following strategies:

- ***Drive Efficiencies Across the Distribution Channel.*** Historically, the magazine distribution system has been very inefficient and highly fragmented. We have been able to assist in driving consolidation from approximately 350 wholesalers several years ago to today where approximately 90% of the nation's single copy magazines are handled by four wholesalers, including us, who work with four national distributors. The national distributors do not handle physical product, but instead provide marketing, administrative, and financial services to the publishers and coordinate with the wholesalers. Given this dynamic, we believe that opportunities exist to make the magazine distribution channel more efficient.

  Our acquisition of SIM allows us to participate in every piece of the value chain and drive efficiencies. As a significant print distributor, we have unique insight into what sells and where. By owning our own content, we are able to continue to drive efficiencies in the distribution channel as well as within our own titles. The point-of-sale data that we gather allows us to optimize our draw and improve SIM's sell-through, enabling us to take considerable dollars out of the system, improve our operating margins and generate significant free cash flow for debt service.

- ***Build and Strengthen Long-standing Retail Relationships.*** A critical component of our success lies in the proprietary data that we continually accumulate on home entertainment buying habits of consumers. We optimize merchandise purchases and placement for all types of retailers using data from over 100,000 storefronts and the Internet sites we service on every magazine, DVD and CD we sell. We sort this data by zip code and overlay it with demographic, seasonal and other information to facilitate critical merchandising decisions. We plan to enhance existing client relationships by leveraging cross-selling opportunities, expanding services and capitalizing on licensing opportunities. We also intend to grow by obtaining new clients through expanding services into adjacent geographies and entering into exclusive relationships with retailers and entertainment content producers increasingly seeking greater assistance in managing the volatility inherent in the music category.

- ***Grow Source Interlink Media's Core Print Business.*** SIM is a unique set of assets with a stable and loyal readership. The audiences of the specific SIM publications and products are passionate about their avocations. This engagement makes them very attractive to advertisers. We believe SIM is positioned to take advantage of the current trends among advertisers towards more targeted audiences. We plan to drive newsstand sales, subscription renewal rates, advertising revenues and support future price increases through a combination of product redesigns, new title launches and frequency increases. Our existing infrastructure allows us to launch new titles in the niche enthusiast sector with very modest investment.

- ***Expand Source Interlink Media Beyond Print.*** We believe SIM is well positioned in the shift towards increased digital consumption of media. Its strong brands and differentiated content create new opportunities to extend these brands beyond print into online, television, events and licensing. We expect to see significant growth from SIM's online platform. SIM's Automotive.com business provides a solid foundation and has facilitated the expansion of SIM's digital strategy. In fiscal year 2008, SIM redesigned over 50 of its enthusiast websites and in fiscal year 2009 will redesign the remaining enthusiast websites as well as its "in-market" sites which include automotive.com, motortrend.com and intellichoice.com. As a result of the redesign, we have seen growth from lead generation, transactional capabilities and online advertising.

- ***Expand Content Ownership.*** We intend to leverage our platform and industry knowledge by acquiring complementary businesses and proprietary content. Our acquisition of SIM was the first significant step in this strategy. While we have historically had a wholesaler relationship with SIM, our interests became more effectively aligned as a consolidated content owner and distributor. SIM's targeted portfolio of 80 magazine titles and related websites provides a strong stable of content. Numerous growth opportunities exist for these well-known brands. The combination has enabled us to diversify our revenue streams, enter new markets and enhance our existing retail relationships. It affords us a greater piece of the value chain and substantial cost savings and efficiencies. Going forward, we intend for content ownership to become a more meaningful part of our business. SIM's infrastructure will serve as a platform to which we can add additional content in order to profitably grow our business.
- ***Realize Significant Cost Savings.*** We constantly seek to eliminate costs in all of our divisions. Since 1995, we have successfully acquired and integrated more than 20 companies. We believe we have a proven track record of identifying and achieving synergies on plan. In the past three years, we have completed four significant acquisitions. In connection with these acquisitions, we announced estimated prospective synergies totaling approximately $61.0 million. To date, we believe that we have achieved approximately $44.0 million of these prospective synergies, and anticipate achieving the remaining $17.0 million by the end of fiscal year 2011. We have also taken steps to reduce costs and improve efficiency in our Periodical Fulfillment Services division by consolidating our magazine distribution infrastructure. In fiscal 2008, we consolidated our nine distribution centers to seven. In the first quarter of fiscal 2009, we opened a state-of-the-art distribution center in McCook, Illinois which replaced older facilities in Chicago, Illinois and Brainerd, Minnesota and reduced the total number of our magazine distribution centers to six. In addition, we have announced plans to close three of our remaining distribution centers, reducing our total number of distribution centers to three by year end. We expect to continue our focus on identifying and realizing cost savings in our existing business. There is no guarantee that we will ultimately be able to achieve these acquisition related cost savings.

Industry Overview

Enthusiast Publications

Enthusiast publications comprise a sizeable segment of the magazine publishing industry that is based upon serving the specific interests and needs of individuals with particular interests, hobbies and avocations. Readers value enthusiast publications for their targeted editorial content and also rely on them as primary sources of information in the relevant topic areas. This aspect makes enthusiast publications an important media outlet for advertisers seeking to reach the consumers who are likely the most interested in related products and services.

Like the magazine publishing industry, the structure of the enthusiast publications business is based largely on selling print advertising space in publications and selling printed copies through newsstands and subscriptions. In addition, the enthusiast publications business encompasses selling online advertising and lead generation services as well as sponsorships and tickets for events, branded websites and licensed products. The enthusiast niches in which we primarily participate are automotive, action sports, marine, equine and home technology.

Home Entertainment Content

According to industry sources, including the Motion Picture Association, the Recording Industry Association of America, Harrington Associates, LLC, and the American Booksellers Association, the total retail market in calendar year 2006 for DVDs, prerecorded music, single-copy magazines and books was approximately $59.4 billion.

The structure of the distribution channel for single-copy magazines is that publishers each generally engage a single national distributor, which acts as its representative to regional and local wholesalers and furnishes billing, collecting and marketing services throughout the United States or other territories. These national distributors typically rely on the regional or local wholesalers to secure distribution to retailers. The wholesalers maintain direct vendor relationships with the retailers. Retailers in the mainstream retail market, which consists primarily of grocery stores, drug stores and mass merchandise retailers require these wholesalers to provide extensive in-store services including, for traditional trading terms accounts, receiving and verifying shipments, and for scan-based and traditional trading terms accounts, stocking new issues and removing out-of-date issues. However, this structure is not economically viable in the specialty retail market, which consists of bookstore chains, music stores and other specialty retailers. Thus, wholesalers servicing the specialty retail market typically do not provide these in-store services.

The retail sale of single-copy magazines is largely an impulse purchase decision by the consumer, and the retail sale of other home entertainment content is becoming increasingly so. As a result, motion picture studios, record labels, publishers and manufacturers of other impulse merchandise such as confections and general merchandise (i.e., razor blades, film, batteries, etc.) consider it important for their products to be on prominent display in those areas of a store where they will be seen by the largest number of shoppers in order to increase the likelihood that their products will be sold. Retailers typically display DVDs, CDs, magazines, confections and general merchandise in specific aisles, or the "mainline," and the checkout area, or the "front-end." Product visibility is highest in the front-end because every shopper making a purchase must pass through this area.

Due to the higher visibility and resulting perception of increased sales potential, vendors compete vigorously for favorable display space in the front-end. To secure the desired display space, vendors offer rebates and other incentive payments to retailers, such as:

- Initial fees to rearrange front-end display fixtures to ensure the desired placement of their products;
- Periodic placement fees based on the location and size of their products' display; and
- Cash rebates based on the total sales volume of their products.

Due to the high volume of sales transactions and great variety of incentive programs offered, there is a significant administrative burden associated with front-end management. As a result, most retailers have historically outsourced the information gathering and administration of rebate claims collection to third parties such as our company. This relieves retailers of the administrative burdens, such as monitoring thousands of titles with numerous distinct incentive arrangements.

In contrast, the distribution channel for prerecorded video and music products is dominated by the major motion picture studios and record labels, which through their respective distribution units periodically compete with intermediaries by seeking to establish direct trading relationships with high volume retailers. This disintermediation strategy has limited appeal to retailers that demand a variety of value-added services, including e-commerce support, inventory management, return logistics, advertising and marketing assistance, information services, and in store merchandising services to manage these increasingly volatile categories. Some retailers have sought to maintain a dual supply chain by establishing a direct trading relationship with the major studios and record labels for high volume product, primarily newly released titles, and a more expansive procurement and service relationship with intermediaries to secure lower volume, higher margin product and value-added services.

Customers

Our customers in the retail market consist of bookstore chains, music stores and other retailers, as well as, grocery stores, drug stores and mass merchandise retailers. One customer accounts for a large percentage of our total revenues. Barnes & Noble, Inc. accounted for 21.6%, 19.6% and 27.5% in the fiscal years ended January 31, 2008, 2007 and 2006 respectively. In the aggregate our top three customers accounted for approximately 28.5% of our total revenues in fiscal year 2008.

Marketing and Sales

Our target market includes advertisers, magazine publishers, motion picture studios, record labels, magazine distributors and retailers. We specialize in providing nationwide home entertainment product distribution to retailers with a national or regional scope. We believe that our distribution centers differentiate us from our national competitors and are a key element in our marketing program. Our distribution centers focus on our just-in-time replenishment and our ability to deliver product, particularly magazines published on a weekly basis, overnight to virtually any location within the United States and Puerto Rico.

While we frequently attend trade shows and advertise in trade publications, we emphasize personal interaction between our sales force and customers so that our customers are encouraged to rely on our dependability and responsiveness. To enhance the frequency of contact between our sales force and our customers, we have organized our direct sales force into a unified marketing group responsible for soliciting sales of all products and services available from each of our operating groups. We believe this combined marketing approach will enhance cross-selling opportunities and lower the cost of customer acquisition.

Seasonality and Inflation

Our DVD / CD Fulfillment segment is highly seasonal. The fiscal fourth quarter is typically the largest revenue producing quarter due to increased distribution of pre-recorded music, videos, and video games during the year end holiday shopping season.

Our Magazine Fulfillment segment is generally not impacted by a significant amount of seasonality. The fiscal third quarter is typically the largest revenue quarter due to increased distribution of certain monthly titles, such as fashion titles and sports titles, and various quarterly, semi-annual and annual titles that are only produced and distributed in the third quarter to be in retail stores during the year end holiday shopping season.

Our In-Store Services group, of the Periodical Fulfillment Services segment is also highly seasonal. Historically, the largest revenue producing fiscal quarter for this segment is the third. This is primarily due to the fact that most retailers for which we design, manufacture and deliver product want their goods in their retail stores prior to the year end holiday shopping season, which is our fourth quarter.

Our SIM division has a small degree of seasonality. Historically, the largest revenue producing fiscal quarters for this segment are the second and third, while the weakest fiscal quarter is the fourth. This coincides with the seasonality experienced by both our largely endemic advertising base and our enthusiast consumers who participate more actively in their avocations in the spring and summer months than in winter.

Generally, during the last three years personnel and materials costs have increased at a moderate rate of inflation. However, the retail price of magazines and DVDs and CDs has remained static or declined. As such we have experienced declining profit margins due to these macro-economic factors.

Competition

Each of our business units faces significant competition.

Our Media group competes for advertising on the basis of circulation and the niche markets they serve. Each of the Company's enthusiast publications faces competition in its subject area from a variety of publishers and competes for readers on the basis of the high quality of its targeted editorial content, which is provided by in-house and freelance writers. In the high-end and new car markets, our publications compete primarily against *Car and Driver* and *Road and Track*, both owned by Hachette Filipacchi Media U.S. Inc. The Company also competes in individual enthusiast markets with a number of smaller, privately-owned or regionally-based magazine publishers.

Our Fulfillment groups distribute home entertainment product in competition with a number of national and regional companies, including Anderson News LLC, Anderson Merchandisers, L.P., Hudson News Company, The News Group, Ingram Book Group, Inc., Ingram Entertainment, Inc., and Baker & Taylor, Inc. Major record labels and motion picture studios compete with us by establishing direct trading relationships with the larger retail chains.

Our In-Store Services group, of the Periodical Fulfillment Services segment has a very limited number of direct competitors for its claims submission program, and it competes in a highly fragmented industry with other manufacturers for wire display fixture business. In addition, some of this group's information and management services may be performed directly by publishers and other vendors, retailers or distributors.

The principal competitive factors faced by each of our business units are price, financial stability, breadth of products and services, and reputation.

Management Information Systems

The efficiency of our business units are supported by our information systems that combine traditional outbound product counts with real-time checkout register activity. Our ability to access real-time checkout register data enables us to quickly adjust individual store merchandise allocations in response to variation in consumer demand. This increases the probability that any particular merchandise allotment will be sold rather than returned for credit. In addition, we have developed sophisticated database management systems designed to track various on-sale and off-sale dates for the numerous issues and regional versions of the magazine titles that we distribute.

Our primary operating systems are built on an open architecture platform and provide the high level of scalability and performance required to manage our large and complex business operations. We acquired certain of these systems in connection with our acquisition of Alliance, including proprietary, real-time, fully integrated enterprise planning, warehouse management and retail inventory management systems.

We also deploy a variety of additional hardware and software to manage our business, including a complete suite of electronic data interchange tools that enable us to take client orders, transmit advanced shipping notifications and place orders with our manufacturing trading partners. We also use an automated e-mail response system and automated call distribution system to manage our call center and conduct customer care services.

Software used in connection with our claims submission program and in connection with our subscriber information website was developed specifically for our use by a combination of in-house software engineers and outside consultants. We believe that certain elements of these software systems are proprietary to us. Other portions of these systems are licensed from a third party that assisted in the design of the system. We also receive systems service and upgrades under the license. We believe that we have obtained all necessary licenses to support our information systems.

We employ various security measures and backup systems designed to protect against unauthorized use or failure of our information systems. Access to our information systems is controlled through firewalls and passwords and we utilize additional security measures to safeguard sensitive information. Additionally, we have backup power sources for blackouts and other emergency situations. Although we have never experienced any material failures or downtime with respect to any management information systems operations, any systems failure or material downtime could prevent us from taking orders and/or shipping product.

We have made strategic investments in material handling automation. Such investments include computer-controlled order selection systems that provide labor efficiencies and increase productivity and handling efficiencies. We have also invested in specialized equipment for our rapidly growing e-commerce accounts. We believe that in order to remain competitive, it will be necessary to invest in and upgrade from time to time all of our information systems.

Employees

As of April 30, 2008, we had approximately 8,600 employees, of whom approximately 4,400 were full-time employees. Approximately 560 of our employees are covered by collective bargaining agreements that expire at various times through 2011. We believe our relations with our employees are good.

MARKET INFORMATION

Our common stock is quoted on The NASDAQ Global Select Market under the symbol SORC.

The following table sets forth, for the periods indicated, the range of high and low bid prices for our common stock as reported by The NASDAQ Global Select Market during the fiscal year shown. All such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

	High	Low
Year ended January 31, 2007		
First quarter	$12.00	$ 9.87
Second quarter	$12.89	$10.55
Third quarter	$11.92	$ 8.99
Fourth quarter	$ 9.62	$ 7.10
Year ended January 31, 2008		
First quarter	$ 7.92	$ 6.41
Second quarter	$ 6.91	$ 4.33
Third quarter	$ 4.89	$ 3.16
Fourth quarter	$ 3.74	$ 1.75
Year ended January 31, 2009		
First quarter	$ 2.34	$ 1.32

HOLDERS

As of June 30, 2008, there were approximately 125 holders of record of our common stock.

DIVIDENDS

We have never declared or paid dividends on our common stock. Our board of directors presently intends to retain all of our earnings, if any, for the development of our business for the foreseeable future. The declaration and payment of cash dividends in the future will be at the discretion of our board of directors and will depend upon a number of factors, including, among others, any restrictions contained in our credit facilities and out future earnings, operations, capital requirements and general financial condition and such other factors that our board of directors may deem relevant. Currently, our credit facilities prohibit the payment of cash dividends or other distributions on our capital stock or payments in connection with the purchase, redemption, retirement or acquisition of our capital stock.

Performance Graph

The following graph illustrates the cumulative total stockholder return over the last five fiscal years on our common stock compared to the cumulative total return of companies listed on The NASDAQ Stock Market (Composite), the NASDAQ Non-Financial Index, and the Russell 2000 (Growth). The graph is based on the market price of our common stock and the common stock for all companies at January 31 each year and assumes that $100 was invested on January 31, 2003 in the common stock of all companies and dividends were reinvested for all companies. **[NOTE: Update chart]**



Performance Graph
Price
300
250
200
150
100
50
-
2003
2004
2005
2006
2007
2008
Year
NASDAQ
NASDAQ (Non-Financial)
Russell 2000 (Growth)
SORC

SELECTED HISTORICAL FINANCIAL DATA

The following selected consolidated financial data are only a summary and should be read in conjunction with our financial statements and related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in elsewhere this Annual Report. The consolidated statement of operations data for the years ended January 31, 2006, 2007 and 2008 and the balance sheet data as of January 31, 2007 and 2008, which have been prepared in accordance with accounting principles generally accepted in the U.S., are derived from our financial statements audited by BDO Seidman, LLP, an independent registered public accounting firm, which are included elsewhere in this Annual Report. The consolidated statement of operations data for the three-month period ended April 30, 2007 and 2008 is derived from our unaudited interim consolidated financial statements included elsewhere in this Annual Report. The unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements and, in the opinion of our management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of this data. The consolidated statement of operations data for the years ended January 31, 2004 and 2005 and the balance sheet data as of January 31, 2004, 2005 and 2006, which have been prepared in accordance with accounting principles generally accepted in the U.S., are derived from our audited financial statements which are not included in this Annual Report. On August 1, 2007, we consummated our acquisition of SIM. On February 28, 2005, we consummated our merger with Alliance Entertainment Corp. On May 10, 2005, we consummated our acquisition of Chas. Levy Circulating Co, LLC. Also on March 30, 2006, we consummated our acquisitions of Anderson Mid-Atlantic News, LLC and Anderson SCN Services, LLC. The results of operations for the acquired operations are included in the selected financial data presented below for the period beginning with their respective acquisition date. For a description of the merger of Source Interlink and Alliance and the acquisitions of Levy, Mid-Atlantic and SCN, please see the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." Historical operating results are not necessarily indicative of the results that may be expected for any future period. All presented information has been reclassified for the Company's discontinued operations as discussed in Note 8 to our audited financial statements appearing elsewhere in this Annual Report.

	Three Months Ended April 30,		Year Ended January 31,				
	2008	2007	2008	2007	2006	2005	2004
	(dollars in thousands, except per share data)						
Income Statement data:							
Revenues	$ 614,361	$475,405	$2,254,252	$1,828,653	$1,498,789	$334,274	$297,072
Gross profit	$ 194,139	$ 99,494	$ 598,071	$ 382,729	$ 302,669	$ 94,267	$ 83,681
Operating income (loss)	$(251,174)	$ 8,812	$ 36,709	$ (19,370)	$ 32,540	$ 16,239	$ 16,905
(Loss) income from continuing operations	$(280,842)	$ 3,214	$ (26,238)	$ (25,967)	$ 12,989	$ 11,277	$ 9,674
Net (loss) income available to common shareholders(a)	$(280,842)	$ 1,828	$ (27,893)	$ (24,656)	$ 12,879	$ 12,082	$ 10,048
(Loss) income from continuing operations per share:							
Basic	$ (5.37)	$ 0.06	$ (0.50)	$ (0.50)	$ 0.26	$ 0.49	$ 0.52
Diluted	$ (5.37)	$ 0.06	$ (0.50)	$ (0.50)	$ 0.25	$ 0.45	$ 0.49

(a) Includes impairment charges of $270,800, $35,300 and $32,700 for the fiscal years ended January 31, 2008, 2007 and 2006, respectively.

	April 30,	As of January 31,				
	2008	2008	2007	2006	2005	2004
	(dollars in thousands)					
Balance sheet data:						
Cash	$ 3,273	$ 35,650	$ —	$ 23,239	$ 1,387	$ 4,963
Working capital(b)	$ (10,929)	$ (8,490)	$ 38,368	$ 61,767	$ 46,816	$ 23,477
Total assets	$2,108,131	$2,436,005	$1,010,031	$884,472	$197,753	$164,101
Current maturities of debt	$ 14,520	$ 15,369	$ 7,850	$ 6,508	$ 5,630	$ 4,059
Debt, less current maturities	$1,355,435	$1,359,210	$ 146,534	$ 80,727	$ 34,139	$ 31,541
Total liabilities	$1,946,941	$1,995,504	$ 570,584	$424,879	$ 70,070	$ 97,027
Minority Interest	$ 26,803	$ 25,978	$ —	$ —	$ —	$ —
Total stockholders' equity	$ 134,387	$ 414,523	$ 439,447	$459,593	$127,683	$ 67,074

(b) Working capital excludes the current portion of long term debt and current portion of obligations under capital leases.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under the heading "Cautionary Statement for Purposes of the "safe harbor" Provisions of the Private Securities Litigation Reform Act Of 1995" and elsewhere in this Annual Report. The following discussion should be read in conjunction with our consolidated financial statements (the "Consolidated Financial Statements") and related notes thereto elsewhere in this Annual Report and which we have filed with our Annual Report on Form 10-K for the fiscal year ended January 31, 2008 and our Form 10-Q for the three months ended April 30, 2008.

Our Company

We are a premier publishing, marketing, merchandising and fulfillment company of entertainment products including magazines, DVDs, music CDs, books and related items, serving over 100,000 retail locations throughout North America. We produce print and digital content for consumers in North America through our media division, Source Interlink Media ("SIM"), which was acquired on August 1, 2007. We also sell and distribute entertainment products to leading mass merchandise retailers, grocery stores, bookstore chains, music stores, drug stores and other specialty retailers, as well as e-commerce retailers. We offer customers an array of value-added content and services including enthusiast publications and online content, category management, product procurement, fulfillment services, claims submission, information services and in-store fixturing. We believe no other competitor can provide this scope of content and services across this range of home entertainment products.

We directly produce and deliver magazine, Internet and home entertainment content to consumers. With the addition of SIM, we transformed from a leading home entertainment distributor into a significant content owner allowing us to garner a greater piece of the value chain and eliminate inefficiencies. This array of products and services, in combination with our value added services and geographic reach, positions us to service the needs of America's leading retailers and to capitalize on the rapidly changing distribution and fulfillment landscape.

We are one of the largest independent wholesalers of DVDs and CDs in North America. We effectively operate as an extension of our customers' operations. Between our fulfillment, category management and e-commerce solutions, we provide our customers with a complete solution to maximize the sales and profitability of their home entertainment content products.

We are a dynamic organization composed of three synergistic operating divisions. Together they form a leading integrated media company with distinguished content and a powerful, efficient distribution and merchandising platform.

Our Divisions

Source Interlink Media

Our SIM division is one of the largest providers of enthusiast print and digital content in North America. SIM sells print advertising space in its publications, sells publications through newsstands and subscriptions, sells online advertising and lead generation services, and sells sponsorships and tickets for events. Its properties consist of 80 publications, 94 websites and over 100 events. Well known print titles include *Motor Trend, Hot Rod, Lowrider, Power & Motoryacht, Surfer, Home Theater, Motorcyclist, 4 Wheel & Offroad,* and *Soap Opera Digest*. SIM's web properties include automotive.com, motortrend.com and equine.com. SIM's magazines have a combined circulation of approximately 9.0 million print copies per month, and its websites reach a total of over 19 million unique users who generate over 145 million page views per month. The estimated total reach of our audience is over 75 million consumers each month. Additionally, the reader base of our automotive portfolio is approximately 90% male, and approximately 81% are between 18 and 54 years old.

SIM is a leading provider of content to enthusiast communities interested in automotive, action sports, marine, equine and home technology. SIM has the largest portfolio of magazines in the automotive category, including six of the top ten titles by paid circulation. These print publications are supplemented by branded websites, consumer events, and licensed products. Automotive.com has proven expertise in car sales lead generation, search engine marketing and search engine optimization. This expertise coupled with a technology platform that is increasing traffic can be monetized through advertising and lead generation. As automakers divert marketing dollars to the Internet and as auto dealers seek increased car sale leads, the combination of Automotive.com and our portfolio of branded Internet sites provides a platform for strong growth in online advertising and lead generation revenues.

SIM's strategy of differentiated, specialized and authoritative content has effectively positioned it to take advantage of the industry shift towards more targeted advertising. SIM is the preeminent source of information for readers on their avocations. Given its niche content, SIM is less exposed to the pressures faced by sports, news and other general interest magazines. SIM's readers tend to spend a significant amount of time and money on their avocations, which results in titles that are less reliant on rate base guarantees than general interest publications. Only six of SIM's 80 titles have rate base guarantees. SIM's 15,000+ endemic advertisers rely on its titles as virtual storefronts to directly connect with buyers and generate sales. Endemic sources comprise approximately 85% of SIM's print advertising revenue and provide a highly desirable and, historically, a relatively less volatile revenue stream that differentiates it from other content providers.

Periodical Fulfillment Services

Our Periodical Fulfillment Services division provides an array of value-added services including category management, product procurement, fulfillment and returns processing services to approximately 18,600 mainstream retail locations and 3,100 specialty retail locations. Its customers include most of the nation's leading magazine retailers including Barnes & Noble, Borders, Wal-Mart, Target, Kroger, Safeway, Costco, Walgreens and Rite Aid, many of which have been customers for over 10 years. The division has approximately 30% share of the single-copy magazine distribution market and is the leading distributor in five of the nation's top ten advertising markets. The division also imports and exports periodicals sold in more than 100 markets worldwide and designs, manufactures and implements display fixture programs, manages rebates and other incentive payments and accumulates data from more than 100,000 retail locations. These services are critical to both mainstream and specialty retailers alike as they enable clients to make more informed decisions regarding product placement and marketing strategies.

DVD/CD Fulfillment

Our DVD/CD Fulfillment division is the leading independent distributor of DVDs and CDs in the home entertainment products marketplace, offering the most extensive selection of products in the United States. It provides category management (vendor managed inventory), procurement, fulfillment and e-commerce services to leading DVD and CD retailers and Internet retailers, including Barnes & Noble, Amazon.com, Meijer, Kmart, Toys "R" Us, Circuit City and Walgreens. This extensive offering has resulted in our Company establishing a substantial share of the wholesale DVD and CD market. The DVD/CD Fulfillment division utilizes its industry leading Stock Keeping Unit ("SKU") availability of approximately 360,000 CD titles and approximately 100,000 DVD titles, approximately two-thirds of which are physically in stock in our warehouses, as well as video games and other related products to supply a tailored merchandise offering for its customers. Through its Consumer Direct Fulfillment segment, the division also provides fulfillment for the majority of domestic e-commerce sites that sell music or videos.

Shared Services

Our Shared Services group consists of overhead functions not allocated to the other groups. These functions include corporate finance, human resource, management information systems and executive management that are not allocated to the three operating groups. Upon completion of the consolidation of our administrative operations, we restructured our accounts to separately identify corporate expenses that are not attributable to any of our three main operating groups.

Explanation of Financial Statement Line Items

Revenues

The Media segment derives revenues primarily from:

- selling print advertising space in its enthusiast publications;
- selling enthusiast publications via single-copy sales and subscription; and
- selling online advertising and lead generation services.

The Periodical Fulfillment Services segment derives revenues from:

- selling and distributing magazines, including domestic and foreign titles, to retailers throughout the United States and Canada;
- exporting domestic titles internationally to foreign wholesalers or through domestic brokers;
- providing return processing services for major specialty retail book chains;
- serving as an outsourced fulfillment agent and backroom operator for publishers;
- designing, manufacturing and invoicing participants in front-end merchandising programs; and
- providing claim filing services related to rebates owed to retailers from publishers or their designated agents.

The DVD/CD Fulfillment segment derives revenues from:

- selling and distributing pre-recorded music, movies, video games and related products primarily to retailers throughout the United States; and
- serving as an outsourced fulfillment agent and backroom operator for motion picture studios and record labels.

Cost of Revenues

The cost of revenues for the Media group consists of paper, outsourced printing services and the cost of licensed products.

The cost of revenues for the Periodical Fulfillment Services group consists of the costs of magazines and books purchased for resale less all applicable publisher discounts and rebates, raw materials consumed in the production of display fixtures (primarily steel and powder coatings), production labor and manufacturing overhead.

The cost of revenues for the DVD/CD Fulfillment group consists of the costs of CDs and DVDs purchased for resale less all applicable discounts and rebates.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses for each of the operating groups include:

- non-production labor;
- rent and office overhead;
- insurance;
- professional fees; and
- management information systems.

Expenses associated with corporate finance, human resources, certain management information systems and executive offices are included within the Shared Services group and are not fully allocated to the other groups.

Distribution, Circulation and Fulfillment

Distribution, circulation and fulfillment consists of our direct costs of distributing magazines, books, CDs and DVDs by third-party freight carriers, primarily UPS ground service, and the cost of delivery by company-leased trucks as well as distribution center labor and overhead. Third party freight rates are driven primarily by the weight of the copies being shipped and the distance between origination and destination.

Freight is not disclosed as a component of cost of revenues, and, as a result, gross profit and gross profit margins are not comparable to other companies that include shipping and handling costs in cost of revenues.

Distribution, circulation and fulfillment have increased proportionately with the amount of product we distribute. We anticipate that the continued growth in our Periodical Fulfillment Services and DVD/CD Fulfillment groups will result in an increase in distribution, circulation and fulfillment. Generally, as total pounds shipped increase, the cost per pound charged by third party carriers decreases.

Integration and Relocation Expense

During the quarter ended April 30, 2008, we incurred $2.7 million in integration and relocation expense. The charge related to the consolidation of distribution centers in the Periodical Fulfillment Services and DVD/CD Fulfillment segments. In addition, we incurred certain charges related to the closing and relocation of two facilities into other SIM facilities as well as retention bonuses paid to certain key employees of SIM.

During fiscal 2008, the Company incurred relocation expenses of $1.6 million related to the relocation of its Chicago, IL distribution center to McCook, IL.

During fiscal 2007, the Company incurred $3.7 million of expenses related to the planned consolidation of the backroom operations and marketing functions of the domestic distribution group from Lisle, IL to Bonita Springs, FL and the planned consolidation of one of its existing southern California distribution centers into a facility acquired in connection with the acquisition of SCN.

Discontinued Operation

The following amounts related to our Periodical Fulfillment Services segment's discontinued operation (wood manufacturing business) have been segregated from continuing operations and reflected as discontinued operations in each period's consolidated statement of income:

	Year ended January 31,		
	2008	2007	2006
	(dollars in thousands)		
Revenue	$ 2,551	$26,193	$28,627
(Loss) income before income taxes	$(1,912)	$ 2,184	$ 2,693
Income tax benefit	(765)	873	1,357
(Loss) income from discontinued operations, net of tax	(1,147)	1,311	1,336
Pre-tax loss on sale of discontinued business	(847)	—	—
Income tax benefit	(339)	—	—
Loss on sale of business, net of tax	(508)	—	—
Discontinued operation, net of tax	$(1,655)	$ 1,311	$ 1,336

Results of Operations

Results for the Three Months Ended April 30, 2008 Compared to Three Months Ended April 30, 2007

Significant events that occurred during the three months ended April 30, 2008 and 2007 include:

Impairment Charge. As a result of our fiscal year 2009 FAS 142 first quarter impairment analysis, we determined that certain tradenames of our Media reportable segment were impaired and consequently recorded a charge of approximately $74.3 million. This determination was based largely on management's projections regarding the revenues from and profitability of tradenames acquired on August 1, 2007.The combination of the analysis and other factors discussed below, had an adverse impact on the anticipated future cash flows used in the impairment analysis performed during the first quarter of fiscal year 2009.The net carrying amount of the tradenames was $280.6 million at the end of the first quarter of fiscal year 2009, after the impairment charge was recorded.

As a result of our fiscal year 2009 FAS 142 annual first quarter impairment analysis, we determined that the goodwill of four of our reporting units of our Media reportable segment was impaired and consequently recorded an impairment charge of $196.5 million. However, the results of the Phase I analysis indicated significant clearance on three of the reporting units within our Media reportable segment. This determination was based largely on management's projections regarding the revenues and profitability of the Media reportable segment as well as the effects of the recent credit market changes, the continued economic downturn and the related effects on customer discretionary spending and print advertising. The charge was measured on the basis of comparison of estimated fair values with corresponding book values and relates primarily to goodwill recorded in connection with our acquisition of SIM. These fair values were determined in accordance with Company policy discussed above as well as FAS 142 and other relevant guidance.

Valuation Allowance. At January 31, 2008, we had significant deferred tax assets resulting from tax credit carryforwards, anticipated net operating losses and other deductible temporary differences, which reduce taxable income in future periods. FAS 109 requires a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized and that it is difficult to conclude that a valuation allowance is not needed when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses as well as several significant first quarter 2009 developments were considered in determining the need for this valuation allowance, including management's projections regarding the near-term revenues and profitability of our segments and the continuing economic downturn and its related effects on consumer discretionary spending. Accordingly, management assessed the short-term realizability of the deferred tax assets based upon forecasted taxable income. As a result of the review undertaken at April 30, 2008, the Company concluded that it was appropriate to establish a valuation allowance for its net deferred tax assets. As a result, the valuation allowance for deferred tax assets amounts to $108.7 million at April 30, 2008. In addition, the Company expects to provide a full valuation allowance on future tax benefits until its projections support reversal of some or all of the valuation allowance.

Sale of Wood Manufacturing Division. On April 30, 2007, we sold substantially all of the assets of our Wood Manufacturing Division. This discontinued operation has been excluded from current and prior year results as presented herein. See Note 7—Discontinued Operation to our unaudited financial statements appearing elsewhere in this Annual Report.

Three Months Ended April 30, 2008 and 2007

Media. The following table sets forth, for the periods presented, information relating to our Media segment:

	Three months ended April 30,		Change	
	2008	2007	Amount	Percent
	(dollars in thousands)			
Revenues, net				
Distribution	$ 2,060	$—	$ 2,060	NM
Advertising	61,633	—	61,633	NM
Circulation	37,242	—	37,242	NM
Other	22,380	—	22,380	NM
Total revenues, net	123,315	—	123,315	NM
Cost of goods sold	33,391	—	33,391	NM
Gross profit	89,924	—	89,924	NM
Distribution, circulation and fulfillment	11,303	—	11,303	NM
Selling, general and administrative expenses	53,680	—	53,680	NM
Depreciation and amortization	12,143	—	12,143	NM
Integration, consolidation and relocation expense	2,002	—	2,002	NM
Impairment of goodwill and intangible assets	270,847	—	270,847	NM
Operating loss	$(260,051)	$—	$(260,051)	NM

NM—percentage change not meaningful

On August 1, 2007 we acquired EM, which created our Media operating segment. All changes in income statement line items result from this acquisition.

Periodical Fulfillment Services. The following table sets forth, for the periods presented, information relating to our Periodical Fulfillment Services segment:

	Three months ended April 30,		Change	
	2008	2007	Amount	Percent
	(dollars in thousands)			
Revenues, net				
Distribution	$257,151	$233,935	$23,216	9.9%
Manufacturing	8,629	7,154	1,475	20.6%
Rebate/information	3,762	3,500	262	7.5%
Total revenues, net	269,542	244,589	24,953	10.2%
Cost of goods sold	204,339	185,036	19,303	10.4%
Gross profit	65,203	59,553	5,650	9.5%
Distribution, circulation and fulfillment	28,888	28,788	100	0.3%
Selling, general and administrative expenses	23,756	21,561	2,195	10.2%
Depreciation and amortization	2,271	2,224	47	2.1%
Integration and relocation expense	486	—	486	NM
Operating income (loss)	$ 9,802	$ 6,980	$ 2,822	40.4%
Key operating measures:				
Gross profit margin	24.2%	24.3%	(0.2)%	
Operating income margin	3.6%	2.9%	0.8%	
Distribution, circulation and fulfillment as a percent of revenues	10.7%	11.8%	(1.1)%	
Selling, general and administrative expenses as a percent of revenues	8.8%	8.8%	(0.0)%	

NM—percentage change not meaningful

Revenues increased due to the impact of a new exclusive contract with a major bookstore, significant sales to new mainstream retailers and increased export distribution as a result of a new exclusive export contract with a major domestic national distributor.

Distribution, circulation and fulfillment as a percent of revenues decreased partially due to synergies achieved related to our acquisition of Anderson Mid-Atlantic News, LLC and Anderson SCN Services, LLC during fiscal 2007 as well as increased revenue from our export distribution business that does not carry freight costs.

Selling, general and administrative expenses as a percent of revenues remained consistent with the prior year period. Selling, general and administrative expenses increased due in part to additional information technology expense associated with the continued integration of the operating platforms of our prior acquisitions.

In fiscal 2008, we incurred expenses associated with the integration of our Brainerd, MN distribution center into our new McCook, IL distribution center.

DVD/CD Fulfillment. The following table sets forth, for the periods presented, information relating to our DVD/CD Fulfillment segment:

	Three months ended April 30,		Change	
	2008	2007	Amount	Percent
	(dollars in thousands)			
Revenues, net				
Distribution	$228,584	$230,816	$(2,232)	(1.0)%
Total revenues, net	228,584	230,816	(2,232)	(1.0)%
Cost of goods sold	189,572	190,875	(1,303)	(0.7)%
Gross profit	39,012	39,941	(929)	(2.3)%
Distribution, circulation and fulfillment	14,812	13,772	1,040	7.5%
Selling, general and administrative expenses	15,328	15,542	(214)	(1.3)%
Depreciation and amortization	2,946	4,035	(1,089)	(27.0)%
Integration and relocation expense	164	—	164	NM
Operating income	$ 5,762	$ 6,592	$ (830)	(12.6)%
Key operating measures:				
Gross profit margin	17.1%	17.3%	(0.2)%	
Operating income margin	2.5%	2.9%	(0.4)%	
Distribution, circulation and fulfillment as a percent of revenues	6.5%	6.0%	0.5%	
Selling, general and administrative expenses as a percent of revenues	6.7%	6.7%	0.0%	

NM—percentage change not meaningful

Revenues remained consistent with the prior year period due in part to the addition of a significant new customer which offset declining sales from existing customers.

Gross profit margin decreased slightly primarily due the addition of a significant new customer that carries lower gross margins.

Distribution, circulation and fulfillment as a percent of revenues increased due in part to increased fuel costs versus the prior year period.

Selling, general and administrative expenses as a percent of revenues remained consistent with the prior year period.

Depreciation and amortization decreased primarily due to decreased intangible assets as a result of the prior year impairment.

Operating income decreased primarily due the factors listed above.

Shared Services. The following table sets forth, for the periods presented, information relating to our Shared Services segment:

	Three months ended April 30,		Change	
	2008	2007	Amount	Percent
	(dollars in thousands)			
Selling, general and administrative expenses	$ 3,868	$ 4,183	$ (315)	(7.5)%
Depreciation and amortization	864	577	287	49.7%
Merger and acquisition costs	55	—	55	NM
Write-off of capitalized acquisition costs	1,900	—	1,900	NM
Operating loss	$(6,687)	$(4,760)	$(1,927)	(40.5)%
Key operating measures:				
Selling, general and administrative expenses as a percent of total revenues	0.6%	0.9%	(0.3)%	

NM—percentage change not meaningful

Selling, general and administrative expenses remained consistent with the same period of the prior year.

During the three months ended April 30, 2008 we wrote off $1.9 million in previously capitalized acquisition related costs. The write-off occurred as a direct result of management's determination that continued capitalization of these costs was no longer appropriate given the status of the potential acquisition.

Interest Expense. Interest expense includes the interest and fees on our significant debt instruments and outstanding letters of credit. Net interest expense increased to $28.9 million from $3.6 million for the three months ended April 30, 2008 and 2007, respectively. The increase relates to the significant increase in borrowings as a result of our acquisition of EM.

Other Income (Expense). Other income (expense) consists of items outside the normal course of operations. Due to its nature, comparability between periods is not generally meaningful.

Income Tax Expense. The effective tax rate for the current quarter was 0.0% versus an effective tax rate of 40.0% in the same period of the prior year. The change in effective tax rates is due to the valuation allowance discussed above. Our effective tax rate differs from that disclosed in our Annual Report on Form 10-K due to the full valuation of current period tax benefits.

Results for the Fiscal Year Ended January 31, 2008 Compared to the Fiscal Year Ended January 31, 2007

Overview. The following events have occurred that have a material impact on the comparison of our results of operations for the year ended January 31, 2008 and the prior years:

We have completed three acquisitions during the last two fiscal years. The results of operations from the following acquired business are included in current year results of operations for a different number of months than they were included in the prior year:

- Primedia Enthusiast Media, Inc.—Results from Enthusiast Media were included in fiscal 2008 earnings for 6 months while no results from Enthusiast Media were included in fiscal 2007;
- Anderson Mid-Atlantic News, LLC—Results from Mid-Atlantic were included in fiscal 2007 earnings for 10 months while no results from Mid-Atlantic were included in fiscal 2006; and

- Anderson SCN Services, LLC—Results from SCN were included in fiscal 2007 earnings for 10 months while no results from SCN were included in fiscal 2006.

For more information on the above acquisitions, see Note 2—Business Combinations and Asset Acquisitions to our Consolidated Financial Statements to our audited financial statements appearing elsewhere in this Annual Report.

As a result of our fiscal year 2008 FAS 144 fourth quarter impairment analysis, we determined that certain of our customer lists of our DVD/CD Fulfillment reporting unit were impaired and consequently recorded a charge of approximately $35.3 million. These determinations are based largely on management's projections regarding the revenues from and profitability of customer relationships acquired on February 28, 2005. The combination of these factors had an adverse impact on the anticipated future cash flows used in the impairment analysis performed during the fourth quarter of fiscal year 2008. The net carrying amount of the customer list was $30.5 million at the end of the fourth quarter of fiscal year 2008, after the impairment charge was recorded.

Effective November 10, 2006, S. Leslie Flegel, the Company's then Chairman of the Board of Directors and Chief Executive Officer, resigned from the Company and its Board of Directors pursuant to a Separation, Consulting and General Release Agreement dated November 12, 2006 (the "Separation Agreement"). The Company's Board of Directors has since named Michael R. Duckworth, a director of the Company, Chairman of the Board of Directors. The Company's then President and Chief Operating Officer, James R. Gillis, and the Company's then Executive Vice President and President and Chief Operating Officer of the Company's Alliance Entertainment Corporation subsidiary, Alan Tuchman, have since been named interim co-Chief Executive Officers. The Company recorded a charge to earnings of $9.6 million in the fiscal year ended January 31, 2007 related to Mr. Flegel's separation from the Company.

As a result of our fiscal year 2007 FAS 142 fourth quarter impairment analysis, we determined that the customer list, non-compete agreement and goodwill of our In-Store Services reporting unit of our Periodical Fulfillment Services segment was impaired and consequently recorded a charge of approximately $1.7 million, $0.5 million and $30.6 million, respectively. These determinations were primarily the result of a change in management's expectations of the long-term outlook for that business unit, including increased life cycle for certain products, as well as decreasing operating profit margins. The combination of these factors had an adverse impact on the anticipated future cash flows of this reporting unit used in the impairment analysis performed during the fourth quarter of fiscal year 2007. The net carrying amount of the customer list was $1.25 million and goodwill was $24.8 million at the end of the fourth quarter of fiscal year 2007, after the impairment charge was recorded.

In the fourth quarter of fiscal 2007, we amended our distribution agreement with a major customer of our Periodical Fulfillment Services segment such that revenue is no longer recognized upon the delivery of product less an allowance for returns but rather revenue is recognized when the sale occurs at retail. This transition to a scan-based trading relationship resulted in a one-time conversion charge, which had a negative impact on profitability of $16.2 million. A large portion of this charge is the non-cash deferral of profits as a result of this change. Until the time of sale, the inventory is being carried on the Company's books at the product cost. We are optimistic that scan-based trading will ultimately reduce costs, result in a reduction in working capital, maximize retail productivity and throughput, and continue to enhance retailer relationships.

Media. The following table presents comparative operating results for our Media group for the fiscal years ended January 31, 2008 and 2007:

	Year ended January 31,		Increase (decrease)	
	2008	2007	Amount	Percent
	(dollars in thousands)			
Revenues, net				
Distribution	$ 4,762	$—	$ 4,762	NM
Advertising	122,769	—	122,769	NM
Circulation	78,532	—	78,532	NM
Other	46,848	—	46,848	NM
Total revenues, net	252,911	—	252,911	NM
Cost of revenues	68,906	—	68,906	NM
Gross profit	184,005	—	184,005	NM
Distribution, circulation and fulfillment	23,427	—	23,427	NM
Selling, general and administrative expense	112,778	—	112,778	NM
Depreciation and amortization	24,840	—	24,840	NM
Merger and acquisition costs	252	—	252	NM
Operating income	$ 22,708	$—	$ 22,708	NM
Key operating measures:				
Gross profit margin	72.8%	NM	NM	
Operating margin	9.0%	NM	NM	
Distribution, circulation and fulfillment as a percent of revenues	9.3%	NM	NM	
Selling, general and administrative expenses as a percent of revenues	44.6%	NM	NM	

NM—the result of the calculation is not meaningful

On August 1, 2007 we acquired EM, which created our Media operating segment. All changes in income statement line items result from this acquisition.

Periodical Fulfillment Services. The following table presents comparative operating results for our Periodical Fulfillment Services segment for the fiscal years ended January 31, 2008 and 2007:

	Year ended January 31,		Increase (decrease)	
	2008	2007	Amount	Percent
	(dollars in thousands)			
Revenues, net				
Distribution	$932,315	$794,973	$137,342	17.3%
Manufacturing	30,650	32,670	(2,020)	(6.2)%
Rebate claiming and information	14,001	14,707	(706)	(4.8)%
Other	17,972	14,780	3,192	21.6%
Total Revenues, net	994,938	857,130	137,808	16.1%
Cost of revenues	756,472	648,576	107,896	16.6%
Gross profit	238,466	208,554	29,912	14.3%
Distribution, circulation, and fulfillment	111,370	113,444	(2,074)	(1.8)%
Selling, general and administrative expense	82,697	71,298	11,399	16.0%
Depreciation and amortization	9,698	8,554	1,144	13.4%
Integration and relocation expense	1,072	3,580	(2,508)	NM
Disposal of land, buildings and equipment, net	(174)	(240)	66	NM
Impairment of goodwill and intangible assets	—	32,742	(32,742)	NM
Operating income	$ 33,803	$(20,824)	$ 54,627	262.3%
Key operating measures:				
Gross profit margin	24.0%	24.3%	(0.3)%	
Operating margin	3.4%	(2.4)%	5.8%	
Distribution, circulation and fulfillment as a percent of revenues	11.2%	13.2%	(2.0)%	
Selling, general and administrative expenses as a percent of revenues	8.3%	8.3%	0.0%	

NM—the result of the calculation is not meaningful

On March 30, 2006 we acquired Mid-Atlantic and SCN. Increases in individual income statement line items within our Periodical Fulfillment Services group are related to the impact of the inclusion of twelve months of results in the current year period versus ten in the same period of fiscal 2007.

Distribution and other revenues increased primarily due the acquisition of Mid-Atlantic and SCN in addition to the impact of a new exclusive contract with a major bookstore, significant sales to new retailers and increased export distribution as a result of a new exclusive export contract with a major domestic national distributor, partially offset by approximately $6 million in lost sales due to the southern California wild fires, as well as the impact of the conversion of a large customer to scan-based trading during the fiscal 2007 period. Revenues from rebate claiming and information decreased primarily due to the timing of payments received on claims filed. Revenues from wire manufacturing decreased primarily due to fewer jobs in the current period versus the same period of the prior year.

Gross profit margin remained relatively consistent with the same period of the prior year.

Distribution, circulation and fulfillment as a percent of revenues decreased primarily due to synergies achieved related to our acquisition of Mid-Atlantic and SCN as well as increased revenue from our export distribution business that does not carry freight costs.

Selling, general and administrative expenses increased due in part to increased expenses as a result of the addition of new customers and a change in the method of allocation of costs formerly accumulated in the Shared Services segment. Under the current methodology, approximately $6.5 million of additional Selling, general and administrative expenses would have been recorded in the prior year.

Operating margin increased primarily due to the impairment of goodwill and intangible assets discussed above.

DVD/CD Fulfillment Group. The following table presents comparative operating results for our DVD/CD Fulfillment group for the fiscal years ended January 31, 2008 and 2007:

	Year ended January 31,		Increase (decrease)	
	2008	2007	Amount	Percent
	(dollars in thousands)			
Revenues, net				
Distribution	$1,021,018	$971,523	$ 49,495	5.1%
Total revenues, net	1,021,018	971,523	49,495	5.1%
Cost of revenues	845,418	797,348	48,070	6.0%
Gross profit	175,600	174,175	1,425	0.8%
Distribution, circulation and fulfillment	62,220	64,509	(2,289)	(3.5)%
Selling, general and administrative expenses	61,612	55,650	5,962	10.7%
Depreciation and amortization	16,739	14,650	2,089	14.3%
Impairment of intangibles	35,310	—	35,310	NM
Disposal of land, buildings and equipment, net	417	287	130	45.3%
Operating (loss) income	$ (698)	$ 39,079	$(39,777)	(101.8)%
Key operating measures:				
Gross profit margin	17.2%	17.9%	(0.7)%	
Operating margin	(0.1)%	4.0%	(4.1)%	
Distribution, circulation and fulfillment as a percent of revenues	6.1%	6.6%	(0.5)%	
Selling, general and administrative expenses as a percent of revenues	6.0%	5.7%	0.3%	

NM—the result of the calculation is not meaningful

Revenues increased primarily due to the addition of a significant new customer during the third quarter of fiscal 2008 and increased sales of DVDs in our large bookstore customer, partially offset by decreased revenues as a result of certain retailer programs in the prior year period not being renewed in the current year and negative industry trends within the CD and recorded music industry.

Gross profit margin decreased primarily due to a shift in mix away from CDs toward lower-margin DVDs and the addition of a significant new customer that carries lower gross margins.

Distribution, circulation and fulfillment as a percent of revenues decreased primarily due to a shift of a larger portion of shipments to certain customers to ground versus air.

Selling, general and administrative expenses increased primarily due to new vendor managed inventory customers, where we provide in-store product merchandising, and other new business ventures.

During the fourth quarter of fiscal 2008, we recorded an impairment charge of $35.3 million related to the group's acquired customer lists.

Operating margin decreased primarily due to the factors discussed above.

Shared Services Group. The following table presents comparative operating results for our Shared Services group for the fiscal years ended January 31, 2008 and 2007:

	Year ended January 31,		Increase (decrease)	
	2008	2007	Amount	Percent
	(dollars in thousands)			
Selling, general and administrative expense	$ 15,535	$ 34,483	$(18,948)	(54.9)%
Depreciation and amortization	2,161	2,155	6	0.3%
Integration and relocation expense	495	84	411	489.3%
Disposal of land, buildings and equipment, net	—	903	(903)	(100.0)%
Merger and acquisition costs	913	—	913	NM
Operating loss	$(19,104)	$(37,625)	$ 18,521	49.2%
Key operating measures:				
Selling, general and administrative expenses as a percent of revenues	1.0%	2.0%	(1.0)%	

NM—the result of the calculation is not meaningful

Selling, general and administrative expenses decreased due to a change in the method of allocation of costs formerly accumulated in the Shared Services segment. Under the current methodology, approximately $6.5 million of additional Selling, general and administrative expenses would have been allocated in the prior year. In addition, fiscal 2007 selling general and administrative costs include a charge of $9.6 million related to the resignation of our CEO described above, $1.1 million in expenses associated with the Company's exploration of strategic alternatives and $0.4 million in expenses associated with the Company's adoption of FAS 123(R).

In fiscal 2008, merger and acquisition costs include indirect costs associated with the acquisition of EM.

In fiscal 2007, disposal of land, buildings and equipment includes a $0.5 million loss associated with the sale of a former manufacturing facility and a $0.4 million loss associated with the termination of the Company's aircraft lease.

Interest Expense, Net. Interest expense includes the interest and fees on our significant debt instruments and outstanding letters of credit. Interest expense increased from $12.5 million to $76.8 million. The increase relates to the significant increase in borrowings as a result of our acquisition of EM.

Other Income. Other income is comprised of items that are outside the normal course of business. Therefore, comparison between periods is not meaningful.

Income Taxes. For the year ended January 31, 2008 we recognized an income tax benefit of $16.0 million compared to $6.1 million for the year ended January 31, 2007. Our effective benefit rate was 38.5% in fiscal 2008 versus 18.9% in fiscal 2007. The change in effective rate is due primarily to the non-deductible nature of a large portion of the goodwill and intangible assets impairment charge taken in fiscal 2007.

Results for the Fiscal Year Ended January 31, 2007 Compared to the Fiscal Year Ended January 31, 2006

DVD/CD Fulfillment Group. The following table presents comparative operating results for our DVD/CD Fulfillment group for the fiscal years ended January 31, 2007 and 2006:

	Year ended January 31,		Increase (decrease)	
	2007	2006	Amount	Percent
	(dollars in thousands)			
Revenues	$971,523	$889,380	$82,143	9.2%
Cost of revenues	797,348	733,173	64,175	8.8%
Gross profit	174,175	156,207	17,968	11.5%
Selling, general and administrative expense	55,650	53,962	1,688	3.1%
Distribution, circulation and fulfillment	64,509	56,595	7,914	14.0%
Depreciation and amortization	14,650	11,147	3,503	31.4%
Disposal of land, buildings and equipment, net	287	—	287	NM
Operating income	$ 39,079	$ 34,503	$ 4,576	13.3%
Key operating measures:				
Gross profit margin	17.9%	17.6%	0.3%	
Operating margin	4.0%	3.9%	0.1%	
Distribution, circulation and fulfillment percent of revenues	6.6%	6.4%	0.2%	

NM—the result of the calculation is not meaningful

As discussed above, we acquired Alliance Entertainment Corp. on February 28, 2005. As such, results of operations for the year ended January 31, 2006 include only 11 months of activity, compared to 12 months in the year ended January 31, 2007. Increases in individual income statement line items for the DVD/CD Fulfillment group result primarily from the timing of the acquisition during the year ended January 31, 2006.

Gross profit margin increased over the prior year primarily due to increased volume rebates and other vendor incentives.

Distribution, circulation and fulfillment increased as a percentage of revenues primarily due to increased fuel surcharges and a larger percentage of sales requiring overnight air shipments.

Operating margin increased primarily due to decreased bad-debt expense. During the fourth quarter of fiscal 2007, we reached a final favorable settlement of certain disputes with large customers that were reserved prior to the acquisition of Alliance. As a result of this final settlement, we reversed $3.3 million of bad-debt reserves and accrued expenses.

Periodical Fulfillment Services Group. The following table presents comparative operating results for our Periodical Fulfillment Services group for the fiscal years ended January 31, 2007 and 2006:

	Year ended January 31,		Increase (decrease)	
	2007	2006	Amount	Percent
	(dollars in thousands)			
Revenues	$857,130	$609,409	$247,721	40.6%
Cost of revenues	648,576	462,947	185,629	40.1%
Gross profit	208,554	146,462	62,092	42.4%
Selling, general and administrative expense	71,298	42,532	28,766	67.6%
Distribution, circulation and fulfillment	113,444	74,221	39,223	52.8%
Depreciation and amortization	8,554	5,034	3,520	69.9%
Integration and relocation expense	3,580	—	3,580	NM
Merger and acquisition charges	—	344	(344)	NM
Disposal of land, buildings and equipment, net	(240)	—	(240)	NM
Impairment of goodwill and intangible assets	32,742	—	32,742	NM
Operating (loss) income	$(20,824)	$ 24,331	$(45,155)	(185.6)%
Key operating measures:				
Revenues from:				
Domestic specialty distribution	$171,290	$215,137	$(43,847)	(20.4)%
Domestic mainstream distribution	$603,021	$319,631	$283,390	88.7%
Export distribution	$ 35,442	$ 31,668	$ 3,774	11.9%
Claim filing and information	$ 14,707	$ 16,172	$ (1,465)	(9.0)%
Wire manufacturing	$ 32,670	$ 26,801	$ 5,869	21.9%
Gross profit margin	24.3%	24.0%	0.3%	
Selling, general & administrative as a percentage of revenues	8.3%	7.0%	1.3	
Distribution, circulation and fulfillment percent of revenues	13.2%	12.2%	1.1%	
Operating margin	(2.4)%	4.0%	(6.4)%	

NM—the result of the calculation is not meaningful

Revenues from domestic specialty distribution decreased primarily due to the change in revenue recognition discussed above. Revenues from claim filing are recognized at the time the claim is paid. Claim filing revenues decreased primarily due to the timing of the cash payments received on claims. Information services revenue increased $0.1 million over the prior year to $2.0 million. Revenues from wire manufacturing increased primarily due to an increased number of front-end fixture purchases as certain retailers replaced their aging fixtures.

As discussed above, we acquired Levy in May 2005 and SCN and Mid-Atlantic in March 2006. Therefore, fiscal 2006 results include only nine months of results from Levy and no results from SCN and Mid-Atlantic and fiscal 2007 results include 12 months of results from Levy and ten months of results from SCN and Mid-Atlantic. Increases in individual income statement line items for the Periodical Fulfillment Services group as well as revenues from domestic mainstream distribution result primarily from the timing of the acquisitions during fiscal 2007 and fiscal 2006.

Gross profit margin increased partly due to the benefit of certain industry-wide pricing programs designed to compensate distributors for distributing lower-priced titles as well as the increase in wire manufacturing revenues discussed above.

Distribution, circulation and fulfillment increased as a percentage of revenues and operating margin decreased primarily due to the change in revenue recognition discussed above, as all expenses associated with distributing magazines for this account have been recorded as incurred while recognition of revenues has been deferred until the magazines scan. Distribution, circulation and fulfillment as a percentage of revenues was also impacted by higher fuel surcharges. In addition, operating margin was reduced by of the integration and relocation expenses discussed above.

Operating margin decreased primarily due to the impairment of goodwill and intangible assets discussed above, partially offset by increased operating margins related to increased wire manufacturing revenues discussed above.

Shared Services Group. The following table presents comparative operating results for our Shared Services group for the fiscal years ended January 31, 2007 and 2006:

	Year ended January 31,		Increase (decrease)	
	2007	2006	Amount	Percent
	(dollars in thousands)			
Selling, general and administrative expense	$ 34,483	$ 21,300	$ 13,183	61.9%
Depreciation and amortization	2,155	2,019	136	6.7%
Integration and relocation expense	84	—	84	NM
Disposal of land, buildings and equipment, net	903	—	903	NM
Merger and acquisition charges	—	2,975	(2,975)	(100.0)%
Operating loss	$(37,625)	$(26,294)	$(11,331)	(43.1)%
Key operating measure:				
Operating expenses percent of revenues	2.0%	1.7%	0.3%	

NM—the result of the calculation is not meaningful

Selling, general and administrative expenses increased primarily due to a charge of $9.6 million related to the resignation of our CEO described above, $1.1 million in expenses associated with the Company's exploration of strategic alternatives and $0.4 million in expenses associated with the Company's adoption of FAS 123(R) and to support the growth of the business due to recent acquisitions described above.

Disposal of land, buildings and equipment includes a $0.5 million loss associated with the sale of a former manufacturing facility and a $0.4 million loss associated with the termination of the Company's aircraft lease.

In fiscal 2006, merger and acquisition charges include costs associated with the Alliance and Levy acquisitions that were not capitalized as part of the acquisition.

Interest Expense, Net. Interest expense, net increased $5.9 million from $6.6 million to $12.5 million primarily due to increased borrowings on our revolving credit facility due to the acquisitions of SCN and Mid-Atlantic described above. Also contributing to the increase are higher weighted average borrowing rates versus the prior year.

Other Income. Other income is comprised of items that are outside the normal course of business. Therefore, comparison between periods is not meaningful.

Income Taxes. Income tax expense decreased $19.3 million from $13.2 million to $(6.1) million primarily due to a decrease in taxable income. Our effective benefit rate was 18.9% in the year ended January 31, 2007 compared to an effective tax rate of 50.4% for the year ended January 31, 2006. The change in effective rate is due primarily to the non-deductible nature of a large portion of the goodwill and intangible assets impairment charge taken in fiscal 2007. The revision of the treatment of certain timing differences also impacted our effective tax rate.

Liquidity and Capital Resources

Overview

Our primary sources of cash include receipts from our customers and borrowings under our credit facilities.

Our primary cash requirements for the Media group consist of raw materials and salaries.

Our primary cash requirements for the Periodical Fulfillment Services group consist of the cost of home entertainment products, the cost of freight and facility expense associated with our distribution centers and the cost of raw materials, labor, and factory overhead incurred in the production of front-end wire displays, the cost of labor incurred in providing our claiming, design and information services and cash advances funding our Advance Pay program. Our Advance Pay program allows retailers to accelerate collections of their rebate claims through payments from us in exchange for the transfer to us of the right to collect the claim. We then collect the claims when paid by publishers for our own account.

Our primary cash requirements for the DVD/CD Fulfillment group consist of the cost of home entertainment products and the cost of freight, labor and facility expense associated with our distribution centers.

Our primary cash requirements for the Shared Services group consist of salaries and professional fees not allocated to the operating groups.

There have been no material changes to our contractual obligations since January 31, 2008.

The following table presents a summary of our significant obligations and commitments to make future payments under debt obligations and lease agreements due by fiscal year as of January 31, 2008 (in thousands).

	Payments due during the year ending January 31,					
	2009	2010	2011	2012	2013 and thereafter	Total
			(dollars in thousands)			
Debt obligations	$ 15,369	$ 12,944	$ 11,402	$ 11,315	$1,323,549	$1,374,579
Interest payments(a)	106,685	109,825	109,070	108,362	425,430	859,372
Obligations under Automotive.com agreements'	7,573	29,746	—	—	—	37,319
Capital leases	1,405	1,130	504	193	—	3,232
Operating leases	25,489	23,334	15,271	12,219	25,912	102,225
Total contractual cash obligations	$156,521	$176,979	$136,247	$132,089	$1,774,891	$2,376,727

(a) Interest is calculated using the prevailing weighted average rate on our outstanding debt at January 31, 2008, using the required payment schedule.

The following table presents a summary of our commercial commitments and the notional amount expiration by period:

	Notional amounts expiring during the year ending January 31,					
	2009	2010	2011	2012	2013 and thereafter	Total
			(dollars in thousands)			
Financial standby letters of credit	$20,511	$1,800	$—	$—	$—	$22,311

Operating Cash Flow

For the Three Months Ended April 30, 2008 and 2007. Net cash used in operating activities was $12.4 million for the three months ended April 30, 2008 compared with cash provided by operating activities of $6.9 million for the three months ended April 30, 2007.

Operating cash flows for the three months ended April 30, 2008 were comprised of:

- Net loss of $280.8 million,
- Plus non-cash charges and positive changes in operating assets and liabilities including:
  - Impairment of goodwill and intangibles of $270.8 million,
  - Depreciation and amortization of $22.9 million,
  - Provisions for losses on accounts receivable of $2.0 million and
  - Decreases in accounts receivable of $18.9 million.
- Cash was used for:
  - Increases in inventories of $11.3 million,
  - Decreases in accounts payable and other liabilities of $35.2 million and
  - Increases in other current and non-current assets of $1.2 million.

The decrease in accounts receivable of $18.9 million relates primarily to a decrease in accounts receivable within our DVD/CD Fulfillment group of $27.1 million related primarily to the timing of payments received from major customers. This increase was partially offset by an increase in accounts receivable within our Periodical Fulfillment Services group of approximately $10.7 million related primarily to the timing of payments received from major customers.

The increase in inventories of $11.3 million relates in part to the conversion of customers to scan-based trading relationships within our Periodical Fulfillment Services group which results in a decrease in accounts receivable and an increase in inventories.

The decrease in accounts payable and other liabilities of $35.2 million relates primarily to a decrease in accounts payable within our DVD/CD Fulfillment group of $54.0 million related primarily to the timing of vendor payments. We currently do not receive as favorable payment terms from DVD vendors as from CD vendors. Therefore, as the mix shifts we experience negative working capital consequences. Also contributing to the decrease in accounts payable and other liabilities were our Media and Shared Services groups; both experienced decreases of $4.9 million and $5.1 million, respectively. These decreases were partially offset by an increase in accounts payable within our Periodical Fulfillment Services group of $29.1 million related primarily to better payment terms received from certain vendors.

Operating cash flows for the three months ended April 30, 2007 were comprised of:

- Net income of $1.8 million,
- Plus non-cash charges including:
  - depreciation and amortization of $7.3 million,
  - provisions for losses on accounts receivable of $1.1 million
  - loss on sale of discontinued operation of $0.5 million
  - decreases in accounts receivable of $5.7 million, and
  - increases in accounts payable and other liabilities of $7.0 million.
- Cash was used for:
  - increases in inventories of $14.3 million, and
  - increases in other current and non-current assets of $3.1 million.

The decrease in accounts receivable of $5.7 million relates primarily to a decrease in accounts receivable within our DVD/CD Fulfillment group of $18.6 million related to the timing of customer payments, offset by an increase within our Periodical Fulfillment Services group of $15.0 million related primarily to the timing of customer payments and decreased expected returns during the second quarter of fiscal 2008 versus the first quarter of fiscal 2008.

The increase in accounts payable and other liabilities of $7.0 million relates primarily to an increase in accounts payable within our Periodical Fulfillment Services group of $14.4 million primarily related to the timing of vendor payments, offset by a decrease in accounts payable and other liabilities within our DVD/CD Fulfillment group of $8.5 million primarily related to the timing of vendor payments.

The increase in inventories of $14.3 million relates primarily to an increase in inventories of $9.1 million related primarily to the timing of shipments and increased consignment inventory as well as an increase within our DVD/CD Fulfillment group of $5.7 million related primarily to the timing of purchases and shipments.

For the years Ended January 31, 2008, 2007 and 2006. The following table shows comparative operating cash flow components for the years ended January 31, 2008, 2007 and 2006:

	Year ended January 31,		
	2008	2007	2006
	(dollars in thousands)		
Net (loss) income	$(27,893)	$(24,656)	$ 12,879
Minority interest in income of subsidiary	731	—	—
Depreciation and amortization	61,243	26,903	20,089
Provision for losses on accounts receivable	4,325	3,156	6,100
Deferred income taxes	(16,028)	(13,296)	7,395
Impairment of goodwill and intangible assets	35,310	32,742	—
Other	7,951	1,763	3,563
Working capital changes:			
Decrease (increase) in accounts receivable	5,601	15,681	(33,295)
(Increase) decrease in inventories	(37,975)	(30,134)	(41,518)
(Increase) decrease in income tax receivable or payable	13,133	(7,752)	95
(Increase) decrease in other current and non-current assets	(16,766)	(4,060)	2,059
(Decrease) increase in accounts payable and other liabilities	47,495	(21,091)	81,463
Cash (used in) provided by operating activities	$ 77,127	$(20,744)	$ 58,830

In addition to the non-cash add-backs to and (deductions from) net income required to reconcile net income from cash used in operating activities, working capital changes for the year ended January 31, 2008 are as follows:

The increase in inventory was primarily related to an increase in inventory within our Periodical Fulfillment Services group of $19.6 million related to increased consignment inventory related to scan-based customers as well as an increase of $16.6 million within our DVD/CD Fulfillment group related to increased inventory required to service a significant new customer gained during fiscal year 2008.

The decrease in income tax receivable is due primarily to refunds received during fiscal year 2008.

The increase in other current and non-current assets results from an increase in other current and non-current assets within our Media group primarily relating to timing of payments related to direct response advertising programs as well as an increase within our Shared Services group of $4.4 million related in part to merger and acquisition costs capitalized.

The increase in accounts payable and other liabilities relates to an increase in accounts payable and other liabilities within our Periodical Fulfillment Services group of $15.7 million related to the timing of payment of claims, an increase of $14.4 million within our Periodical Fulfillment Services group related to better payment terms negotiated with vendors during the first half of fiscal year 2008, an increase within our DVD/CD Fulfillment group of $13.6 million related to the timing of vendor payments and an increase of $7.0 million within our Shared Services group related primarily to the timing of interest payments.

In addition to the non-cash add-backs to and (deductions from) net income required to reconcile net income from cash used in operating activities, working capital changes for the year ended January 31, 2007 are as follows:

The overall increase in inventory was primarily due to an increase in inventories within our Periodical Fulfillment Services group, due in part to the change in revenue recognition discussed above, partially offset by a decrease in inventory within our DVD/CD Fulfillment group of $1.6 million.

The decrease in accounts payable and other liabilities was primarily due to a decrease in accounts payable within our Periodical Fulfillment Services group of $20.1 million, primarily due to the timing of the acquisitions of SCN and Mid Atlantic. A decrease in accounts payable of $15.0 million within our DVD/CD Fulfillment group, related primarily to the timing of vendor payments and shifting product mix toward more DVDs, which have historically had less-favorable payment terms. These decreases are partially offset by an increase in within our Shared Services group of $11.0 million, due primarily to the accrual of charges associated with the resignation of our CEO in November 2006.

The increase in income tax receivable is primarily attributable to the accrual of income tax refunds receivable during the year ended January 31, 2007.

The overall decrease in accounts receivable is primarily attributable to a decrease in accounts receivable within our Periodical Fulfillment Services group of $16.5 million related to the revenue recognition change described above, offset by the timing of customer payments.

In addition to the non-cash add-backs to and (deductions from) net income required to reconcile net income from cash used in operating activities, working capital changes for the year ended January 31, 2006 are as follows:

The overall increase in accounts payable of $81.5 million for the fiscal year ended January 31, 2006 was primarily due to the seasonality of DVD/CD Fulfillment and Periodical Fulfillment Services groups. An increase in accounts payable in our DVD/CD Fulfillment group of $56.3 million was due to holiday season purchasing on extended terms provided by the major record labels and studios.

The Periodical Fulfillment Services Group had an increase in accounts payable of approximately $36.5 million due primarily to the cyclical nature of the Mainstream Magazine distribution business.

The increase in accounts receivable for the fiscal year ended January 31, 2006 of $33.3 million and the increase in inventories of $41.5 million relates primarily to increased distribution and sales levels in our DVD/CD Fulfillment and Periodical Fulfillment Services groups, for the holiday season.

Investing Cash Flow

Net cash used by investing activities was $8.4 million for the three months ended April 30, 2008 compared with cash provided by investing activities of $10.3 million for same period last year.

For the three months ended April 30, 2008, cash used by investing activities consisted primarily of $8.6 million in capital expenditures and payment of potential acquisition costs of $1.9 million, partially offset by $2.1 million in net collection of purchased claims.

For the three months April 30, 2007, cash provided by investing activities consisted primarily of $10.0 million received from the sale of our Wood Manufacturing group and $4.3 million received from net collections of advance pay claims, offset by $4.0 million in capital expenditures.

The following table shows comparative investing cash flow components for the years ended January 31, 2008, 2007 and 2006:

	Year ended January 31,		
	2008	2007	2006
	(dollars in thousands)		
Capital expenditures	$ (30,047)	$(13,379)	$(13,069)
Net (purchase of) payments received on purchased claims	2,571	(7,061)	(7,916)
Acquisitions	(1,195,348)	(39,800)	(30,409)
Divestitures	9,828	—	—
Other	210	1,362	1,548
Cash used in investing activities	$(1,212,786)	$(58,878)	$(49,846)

Net cash used in investing activities for the fiscal year ended January 31, 2008 consisted primarily of $1,195.3 million paid for the acquisition of EM and capital expenditures of $30.0 million. The expenditures were partially offset by $9.8 million received from the sale of our Wood manufacturing group. The increase in capital expenditures relates to the addition of EM and to our continued integration projects inside our Periodical Fulfillment Services group.

Net cash used in investing activities for the fiscal year ended January 31, 2007 consisted primarily of cash paid to acquired SCN and Mid-Atlantic, capital expenditures of $13.4 million related primarily to our DVD/CD Fulfillment group's ongoing effort to streamline its distribution process and our Shared Services group's ongoing effort to improve information technology infrastructure. Net cash used by investing activities also included the net acquisition of claims by our Periodical Fulfillment Services group of $7.1 million.

Net cash used in investing activities for the fiscal year ended January 31, 2006 consisted primarily of cash paid to acquire Levy of $45.0 million, net of cash acquired and capital expenditures of $13.1 million. Capital expenditures related primarily to our DVD/CD Fulfillment group and its ongoing effort to streamline its distribution process. Net cash used by investing activities also included the net acquisition of claims by our Periodical Fulfillment Services group of $7.9 million. These cash consuming activities were partially offset by net cash acquired of $16.8 million upon completion of our merger with Alliance.

Financing Cash Flow

Outstanding balances on our credit facility fluctuate partially due to the timing of the retailer rebate claiming process and our Advance Pay program, the seasonality of our DVD/CD Fulfillment and wire manufacturing business, and the payment cycle of the magazine distribution business. Because the magazine distribution business and Advance Pay program cash requirements peak at our fiscal quarter ends, the reported bank debt levels usually are the maximum level outstanding during the quarter.

Payments under our Advance Pay program generally occur just prior to our fiscal quarter end. The related claims are not generally collected by us until 90 days after the advance is made. As a result, our funding requirements peak at the time of the initial advances and decrease over the next 90 days as the cash is collected on the related claims.

Sales of CDs and DVDs are traditionally highest during our fourth quarter (the holiday season), while returns are highest during our first quarter. Consequently, working capital needs for the home entertainment products marketplace are typically highest in our third quarter due to increases in inventories purchased for the holiday selling season and extension of credit terms to certain customers. Historically, the DVD/CD Fulfillment segment has financed their working capital needs through cash generated from operations, extended terms from suppliers and bank borrowings.

Within our magazine distribution business, our significant customers pay weekly, and we pay our suppliers monthly. As a result, funding requirements peak at the end of the month when supplier payments are made and decrease over the course of the next month as our receivables are collected.

The wire manufacturing business is seasonal because most retailers prefer initiating new programs before the holiday shopping season begins, which concentrates revenues in the second and third quarter. Receivables from these fixture programs are generally collected from all participants within 180 days. We are usually required to tender payment on the costs of these programs (raw material and labor) within a shorter period. As a result, our funding requirements peak in the second and third fiscal quarters when we manufacture the wire fixtures and decrease significantly in the fourth and first fiscal quarters as the related receivable are collected and significantly less manufacturing activity is occurring.

For the Three Months Ended April 30, 2008 and 2007. Net cash used in financing activities was $11.6 million for the three months ended April 30, 2008 versus cash used in financing activities of $2.7 million for the same quarter last year.

Financing activities in the three months ended April 30, 2008 consisted primarily of a $5.9 million in payments on notes payable and capital leases and $5.7 million in payments of deferred purchase price liabilities within our Media segment.

Financing activities in the quarter ended April 30, 2007 consisted primarily of repayments under our revolving credit facility of $3.8 million and a decrease in checks issued against future borrowings under the revolving credit facility of $1.4 million, offset by borrowings under notes payable of $2.0 million.

Years Ended January 31, 2008, 2007 and 2006. The following table shows comparative financing cash flow components for the years ended January 31, 2008, 2007 and 2006:

	Year ended January 31,		
	2008	2007	2006
	(dollars in thousands)		
Increase (decrease) in checks issued against revolving credit facility	$ (12,854)	$ 1,465	$(13,529)
(Repayments) borrowings under credit facilities	(116,459)	71,458	25,712
Borrowing under senior secured and bridge loan credit facilities	1,345,000	—	—
Net payments on notes payable and capital leases	(8,723)	(18,951)	(3,279)
Proceeds from the issuance of common stock	715	2,222	5,040
Excess tax benefit from exercise of stock options	389	189	—
Deferred financing costs and other	(36,759)	—	(1,076)
Cash provided by financing activities	$1,171,309	$ 56,383	$ 12,868

Financing activities in the fiscal year ended January 31, 2008 consisted primarily of borrowings on our Citicorp North America facilities of $1,345.0 million, partially offset by repayment of the Wells Fargo Foothill revolving credit facility of $116.5 million, payment of deferred financing costs and other of $36.8 million and net repayments of notes payable and capital leases of $8.7 million.

Financing activities in the fiscal year ended January 31, 2007 consisted primarily of borrowings on our revolving credit facility of $71.5 million, borrowings under notes payable of $3.1 million and proceeds from issuance of common stock of $2.2 million, partially offset by payments on notes payable of $21.3 million. Payments on notes payable are composed primarily of payments on notes issued to the former owner of SCN and Mid-Atlantic.

Financing activities in the fiscal year ended January 31, 2006 consisted primarily of borrowings on our revolving credit facility of $25.7 million and borrowings under notes payable of $20.6 million, including a mortgage of $20.0 million. These cash providing activities were partially offset by the reduction in checks issued against future borrowings on credit facilities of $13.5 million and payments on notes payable of $23.4 million, primarily related to the modification of the Wells Fargo Foothill credit facility and the repayment of a mortgage loan. Finally, the exercise of employee stock options for the fiscal year generated approximately $5.0 million.

Debt. For a detailed description of the terms of our significant debt instruments, please see Note 6 to our audited consolidated financial statements appearing elsewhere in the Annual Report.

In connection with our acquisition of EM, we issued three new credit facilities on August 1, 2007. These facilities consist of a $300.0 million asset-based revolving facility that was undrawn at close of the transaction, a $880.0 million term loan facility that amortizes 1.0% per year, and a $465.0 million bridge loan that will convert to long-term financing if it is not refinanced within one year with the full amount due upon maturity on August 1, 2017. Upon conversion or refinancing, the Company will pay Citicorp North America a conversion fee of $11.6 million. Our debt facilities are subject to cross-default provisions with our other material facilities. See Note 6—Debt and Revolving Credit Facilities to our audited financial statements appearing elsewhere in this Annual Report. We expect to pay interest on these facilities with cash flow generated from operations. At April 30, 2008, we had $265.0 million of excess availability under our revolving credit facility.

Significant debt transactions during the twelve months ended January 31, 2008, 2007 and 2006 are as follows:

- In connection with the acquisition of EM, we issued our new Citicorp North America credit facilities. See Note 6—Debt and Revolving Credit Facilities to our audited financial statements appearing elsewhere in this Annual Report.
- In connection with the acquisition of Mid-Atlantic on March 30, 2006, we issued a promissory note to its former owner in the amount of $4.1 million. It was repaid during the remainder of fiscal 2007. The remainder of the purchase price, $13.6 million, was funded by borrowings on our revolving credit facility.
- In connection with the acquisition of SCN on March 30, 2006, we issued a promissory note to its former owner in the amount of $10.2 million. It was repaid during the remainder of fiscal 2007. The remainder of the purchase price, $26.0 million, was funded by borrowings on our revolving credit facility.

Off-Balance Sheet Arrangements

We do not engage in transactions or arrangements with unconsolidated or other special purpose entities.

Critical Accounting Policies and Estimates

Management's Discussion and Analysis of Financial Condition and Results of Operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent liabilities. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Senior management has discussed the development, selection and disclosure of these estimates with the audit committee of the board. Actual results may differ from these estimates under different assumptions and conditions.

Management believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

Revenue Recognition

DVD/CD and Periodical Fulfillment. Revenues from the sale of CDs, DVDs and magazines the Company distributes are recognized at the time of delivery (shipment for CDs and DVDs) less allowances for estimated returns. Revenues from the sale of CDs, DVDs and magazines to wholesalers that are not shipped through our distribution centers are recognized at the later of notification from the shipping agent that the product has been delivered or the on-sale date of the CD, DVD or magazine. The Company records a reduction in revenue for estimated CD, DVD and magazine sales returns and a reduction in cost of sales for estimated CD, DVD and magazine purchase returns. Estimated returns are based on historical sell-through rates. A certain number of retailers use scan-based trading terms, in which retailers are not obligated to pay until the item sells at the retail store. In such arrangements, the Company recognizes revenue upon the sale of the merchandise by the retailer.

During January 2007, the Company re-negotiated terms with its largest specialty magazine distribution customer. As a result, the Company began billing this customer only for magazines that actually scan at their checkouts. In the past the Company had billed this customer for the gross amount of magazines actually shipped to their locations and allowed them to take credits for magazines returned. This change resulted in a change in the Company's revenue recognition policy for this customer from recognizing gross sales upon shipment with a reserve for returns to recognizing revenues only when magazines scan through their checkouts. As a result, the Company reversed revenues and accounts receivable for all magazines that it had shipped into their stores but that had not yet scanned through their checkouts, reduced cost of revenues for those magazines and recorded those magazines as inventory.

Fulfillment & Return Processing Services. Revenues from performing fulfillment and return processing services are recognized at the time the service is performed. The Company is generally compensated on either a per-copy or per-pound basis based on a negotiated price or a cost plus model.

Rebate Claim Filing. Revenues from the filing of rebate claims with publishers on behalf of retailers are recognized at the time the claim is paid. The revenue recognized is based on the amount paid multiplied by our commission rate. The Company has developed a program (the "advance pay" program) whereby the Company will advance the claimed amount less applicable commissions to the retailers and collect the entire amount claimed from publishers for our own accounts. The Company accounts for the advance as a purchase of a financial asset and records a receivable at the time of purchase.

Information Products. Revenues from information product contracts are recognized ratably over the subscription term, generally one year.

Custom Display Manufacturing. Revenues from the design and manufacture of custom display fixtures are recognized when the retailer accepts title to the display. Transfer of title usually occurs upon shipment. However, upon request from a customer, the product can be stored for future delivery for the convenience of the customer. If this occurs, we recognize revenue when the manufacturing and earnings processes are complete, the customer accepts title in writing, the product is invoiced with payment due in the normal course of business, the delivery schedule is fixed and the product is segregated from other goods. Services related to the manufacturing of displays such as freight, installation, warehousing and salvage are recognized when the services are performed.

Advertising Revenues. Advertising revenues for all consumer magazines are recognized as income at the on-sale date, net of provisions for estimated rebates, adjustments and discounts. Other advertising revenues are generally recognized based on the publications' cover dates. Online advertising is generally recognized as advertisements are run. Newsstand sales are recognized as revenue at the on-sale date for all publications, net of provisions for estimated returns. Subscriptions are recorded as deferred revenue when received and recognized as revenue over the term of the subscription. Sales of books and other items are recognized as revenue upon shipment, net of an allowance for returns. In accordance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs," distribution costs charged to customers are recognized as revenue when the related product is shipped. The Company also derives revenue from various licensing agreements, which grant the licensee rights to use the trademarks and brand names of the Company in connection with the manufacture and sale of certain designated products. Licensing revenue is generally recognized by the Company pro-rata over the life of the license agreement or as licensed products are sold.

Editorial and Product Development Costs. Editorial cost and product development cost are expensed as incurred. Product development costs include the cost of artwork, graphics, prepress, plates and photography for new products.

Advertising and Subscription Acquisition Costs. Advertising and subscription acquisition costs are expensed the first time the advertising takes place, except for certain direct-response advertising, the primary purpose of which is to elicit sales from customers who can be shown to have responded specifically to the advertising and that results in probable future economic benefits. Direct-response advertising consists of product promotional mailings, catalogues, telemarketing and subscription promotions. These direct-response advertising costs are capitalized as assets and amortized over the estimated period of future benefit. The amortization periods range from one to two years subsequent to the promotional event.

Income Taxes

Statement of Financial Accounting Standards No. 109 "*Accounting for Income Taxes*" ("FAS 109") requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the utilization of past tax credits, length of carryback and carryforward periods, existing contracts or sales backlog that will result in future profits, etc. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. We identified several significant developments which we considered in determining the need to record a full valuation allowance in the current quarter, including the continuing economic downturn and our projections regarding the near-term revenues and profitability of our segments. As a result of our assessment, we recorded a valuation allowance on deferred tax assets of approximately $108.7 million during the three months ended April 30, 2008.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired in connection with business acquisitions. In accordance with SFAS 142, goodwill and other intangible assets are tested for impairment at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The Company assesses goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The annual impairment review is completed in the first quarter of the fiscal year.

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," we review finite-lived intangible assets for impairment whenever an event occurs or circumstances change which indicates that the carrying amount of such assets may not be fully recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss is based on the fair value of the asset compared to its carrying value. Impairment losses, if any, are reflected in operating income or loss in the Consolidated Statements of Income (Loss).

In assessing goodwill and finite-lived intangible assets for impairment, we make estimates of fair value which are based on our projection of revenues, operating costs, and cash flows of each reporting unit considering historical and anticipated future results, general economic and market conditions as well as the impact of planned strategies. The Company combines the discounted cash flow fair value with publicly traded company multiples and acquisition multiples of comparable businesses to determine fair value. Generally, we engage third party specialists to assist us with our valuations. Changes in our judgments and projections could result in a significantly different estimate of the fair value of the reporting units and could result in an impairment of goodwill or other intangible assets.

If the carrying amount of a reporting unit exceeds its fair value, the Company measures the possible goodwill impairment based upon an allocation of the estimate of fair value to the underlying assets and liabilities of the reporting unit, including any previously unrecognized intangible assets, based upon known facts and circumstances as if the acquisition occurred currently. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized to the extent the carrying value of goodwill exceeds the implied fair value of the goodwill. This test performed in the fourth quarter of fiscal year 2007 indicated that goodwill and other intangible assets related to the In-Store Services reporting unit were impaired.

The Company has intangible assets (other than goodwill) with an indefinite useful life. Such assets are not amortized until their useful life is determined to be no longer indefinite at which point the asset would be amortized over its estimated remaining useful life and be accounted for similar to other identifiable amortizable intangible assets.

An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

As a result of our fiscal year 2009 FAS 142 first quarter impairment analysis, we determined that certain tradenames of our Media reportable segment were impaired and consequently recorded a charge of approximately $74.3 million. This determination was based largely on management's projections regarding the revenues from and profitability of tradenames acquired on August 1, 2007. The combination of the analysis and other factors discussed below had an adverse impact on the anticipated future cash flows used in the impairment analysis performed during the first quarter of fiscal year 2009. The net carrying amount of the tradenames was $280.6 million at the end of the first quarter of fiscal year 2009, after the impairment charge was recorded.

As a result of our fiscal year 2009 FAS 142 annual first quarter impairment analysis, we determined that the goodwill of our Media reportable segment was impaired and consequently recorded an impairment charge of $196.5 million. This determination was based largely on management's projections regarding the revenues and profitability of the Media reportable segment as well as the effects of the recent credit market changes, the continued economic downturn and the related effects on customer discretionary spending and print advertising. The charge was measured on the basis of comparison of estimated fair values with corresponding book values and relates primarily to goodwill recorded in connection with our acquisition of Primedia Enthusiast Media ("EM"). These fair values were determined in accordance with Company policy discussed above as well as FAS 142 and other relevant guidance.

As a result of our fiscal year 2008 SFAS No. 144 fourth quarter impairment analysis, we determined that the customer list of our DVD/CD Fulfillment reporting unit was impaired and consequently recorded a charge of approximately $35.3 million. These determinations were primarily the result of a change in management's expectations of the long-term outlook for that business unit, including declining revenues from existing customer, as well as decreasing operating profit margins. The combination of these factors had an adverse impact on the anticipated future cash flows of this reporting unit used in the impairment analysis performed during the fourth quarter of fiscal year 2008. The net carrying amount of the customer list was $30.5 million at the end of the fourth quarter of fiscal year 2008, after the impairment charge was recorded.

As a result of our fiscal year 2007 SFAS No. 142 and SFAS No. 144 fourth quarter impairment analysis, we determined that the customer list, non-compete agreement and goodwill of our In-Store Services reporting unit of our Periodical Fulfillment Services segment was impaired and consequently recorded a charge of approximately $1.7 million, $0.5 million and $30.6 million, respectively. These determinations were primarily the result of a change in management's expectations of the long-term outlook for that business unit, including increased life cycle for certain products, as well as decreasing operating profit margins. The combination of these factors had an adverse impact on the anticipated future cash flows of this reporting unit used in the impairment analysis performed during the fourth quarter of fiscal year 2007. The net carrying amount of the customer list was $1.25 million and goodwill was $24.8 million at the end of the fourth quarter of fiscal year 2007, after the impairment charge was recorded.

Intangible assets with finite useful lives are amortized over their estimated useful lives. The Company evaluates the remaining useful lives of amortizable identifiable intangible assets at each reporting period to determine whether events and circumstances warrant a revision to the remaining periods of amortization.

Recent Accounting Pronouncements

SFAS No. 157

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, Fair Value Measurements, which provides guidance on how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS No. 157 creates a common definition of fair value to be used throughout GAAP and prescribes methods for measuring fair value, which is intended to make the measurement of fair value more consistent and comparable across companies. This statement also expands the related disclosure requirements in an effort to provide greater transparency around fair value measures. SFAS No. 157 is effective as of the beginning of fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Examples of items to which the deferral would apply include, but are not limited to:

- Nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods (nonrecurring fair value measurements);
- Reporting units measured at fair value in the first step of a goodwill impairment test and nonfinancial assets and nonfinancial liabilities measured at fair value in the second step of a goodwill impairment test (measured at fair value on a recurring basis, but not necessarily recognized or disclosed in the financial statements at fair value);
- Indefinite-lived intangible assets measured at fair value for impairment assessment (measured at fair value on a recurring basis, but not necessarily recognized or disclosed in the financial statements at fair value);

- Long-lived assets (asset groups) measured at fair value for an impairment assessment (nonrecurring fair value measurements); and
- Liabilities for exit or disposal activities initially measured at fair value (nonrecurring fair value measurements).

On February 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). In conjunction with the guidance in FAS 133, the Company records its derivative instruments on its Consolidated Balance Sheets. As of April 30, 2008, its derivative instruments were valued at $1.1 million and are recorded in other assets. This value is based upon significant observable inputs in the form of publicly available interest rate information. The Company is still evaluating the impact of the items deferred by FSP FAS 157-2.

SFAS No. 141(R)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which establishes new principles and disclosure requirements pertaining to business combinations. Primary changes to existing literature include requirements for the acquirer to recognize:

- Assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date;
- Identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values, in a step acquisition;
- Assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their acquisition-date fair values;
- Goodwill as of the acquisition date, measured as a residual, which in most types of business combinations will result in measuring goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired;
- Contingent consideration at the acquisition date, measured at its fair value at that date;
- The effect of a bargain purchase in earnings; and
- Changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted. The Company is still evaluating the impact that this statement will have on its financial condition, results of operations and cash flows.

SFAS No. 160

In December 2007, the FASB also issued a related statement, SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. This statement establishes accounting and reporting standards that require:

- Ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity;

- The amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations;
- Changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently;
- When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value;
- Gains or losses on the deconsolidation of a subsidiary to be measured using the fair value of any noncontrolling equity investment rather than the carrying amount of the retained investment; and
- Entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The standard must be applied prospectively as of the beginning of the year of adoption, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company is still evaluating the impact on its financial condition, results of operations or cash flows.

FAS No. 161

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities,* ("FAS 161")—an amendment of FAS 133. FAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under FAS 133 and its interpretations and how they affect an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Since FAS 161 impacts disclosures and not the accounting treatment for derivative instruments and hedged items, adoption will not impact our results of operations or financial condition.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our primary market risks include fluctuations in interest rates and exchange rate variability.

Our debt primarily relates to credit facilities with Citicorp North America. See "Debt" in Item 7. Management's Discussion and Analysis.

The credit facilities with Citicorp North America had an outstanding principal balance of approximately $1,340.6 million at January 31, 2008. Interest on the outstanding balance is charged based on a variable interest rate related to LIBOR (3.27% at January 31, 2008) plus a margin of 3.25% on the Term Loan B and 5.75% on the Bridge Loan.

As a result of the above, our primary market risks relate to fluctuations in interest rates. A 1% increase in the prevailing weighted average interest rate on our debt at January 31, 2008, is estimated to cause an increase of $11.3 million in interest expense for the year ending January 31, 2009.

We do not currently perform any interest rate hedging activities related to these credit facilities.

We have exposure to foreign currency fluctuation through our exporting of foreign magazines and the purchased of foreign magazine for domestic distribution.

Revenues derived from the export of domestic titles (or sales to domestic brokers who facilitate the export) totaled $57.6 million for the fiscal year ended January 31, 2008 or 2.6% of total revenues. For the most part, our export revenues are denominated in dollars, and the foreign wholesaler is subject to foreign currency risks. We have the availability to control foreign currency risk via increasing or decreasing the local cover price paid in the foreign markets. There is a risk that a substantial increase in local cover price, due to a decline in the local currency relative to the dollar, could decrease demand for these magazines at retail and negatively impact our results of operations.

Domestic distribution (gross) of imported titles totaled approximately $106.8 million (of a total $2,423.8 million in gross magazine distribution or 4.7%). Foreign publications are purchased in both dollars and the local currency of the foreign publisher, primarily Euros and pounds sterling. In the instances where we buy in the foreign currency, we generally have the ability to set the domestic cover price, which allows us to minimize if we so choose the foreign currency risk. Foreign titles generally have significantly higher cover prices than comparable domestic titles, are sold only at select retail locations, and sales do not appear to be highly impacted by cover price increases. However, a significant negative change in the relative strength of the dollar to these foreign currencies could result in higher domestic cover prices and result in lower sales of these titles at retail, which would negatively impact our results of operations.

We do not conduct any significant hedging activities related to foreign currency.

INDEX TO FINANCIAL STATEMENTS

SOURCE INTERLINK COMPANIES, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in thousands)
(unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders Equity
	Shares	Amount				
Balance, January 31, 2008	52,321	$523	$476,099	$ (65,659)	$3,560	$ 414,523
Net loss	—	—	—	(280,842)	—	(280,842)
Foreign currency translation	—	—	—	—	(55)	(55)
Unrealized gain on interest rate swaps	—	—	—	—	1,116	1,116
Comprehensive income	—	—	—	(280,842)	1,061	(279,781)
Stock compensation expense	—	—	65	—	—	65
Minority interest adjustment	—	—	(420)	—	—	(420)
Balance, April 30, 2008	52,321	$523	$475,744	$(346,501)	$4,621	$ 134,387

See accompanying notes to Consolidated Financial Statements

SOURCE INTERLINK COMPANIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Three Months ended April 30,	
	2008	2007
Operating Activities		
Net (loss) income	$(280,842)	$ 1,828
Minority interest in income of subsidiary	405	—
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:		
Depreciation and amortization	19,653	7,193
Amortization of deferred financing costs	3,278	146
Provision for losses on accounts receivable	1,990	1,106
Stock compensation expense	65	179
Loss on sale of discontinued operation	—	508
Impairment of goodwill and intangible assets	270,847	—
Other	212	490
Changes in assets and liabilities (excluding business acquisitions):		
Decrease in accounts receivable	18,860	5,733
Increase in inventories	(11,338)	(14,264)
Increase in other current and non-current assets	(1,237)	(3,093)
Increase in deferred revenue	851	18
(Decrease) increase in accounts payable and other liabilities	(35,154)	7,043
Cash (used in) provided by operating activities	(12,410)	6,887
Investment Activities		
Capital expenditures	(8,572)	(4,027)
Purchase of claims	(23,350)	(23,756)
Payments received on purchased claims	25,463	28,071
Proceeds from sale of Wood Manufacturing division, net of cash transferred	—	9,970
Payment of capitalized acquisition costs	(1,900)	—
Other	(50)	44
Cash (used in) provided by investing activities	(8,409)	10,302
Financing Activities		
Decrease in checks issued against revolving credit facility	—	(1,383)
Repayments under credit facilities	—	(3,811)
Payment of deferred purchase price liabilities	(5,693)	—
Net (payments) borrowings on notes payable and capital leases	(5,865)	1,952
Proceeds from the issuance of common stock	—	230
Excess tax benefit from exercise of stock options	—	337
Cash used in financing activities	(11,558)	(2,675)
(Decrease) increase in cash	(32,377)	14,514
Cash, beginning of period	35,650	—
Cash, end of period	$ 3,273	$ 14,514

See accompanying notes to Consolidated Financial Statements

SOURCE INTERLINK COMPANIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1. Nature of Business and Basis of Presentation

Source Interlink Companies, Inc ("the Company") is a premier publishing, marketing, merchandising and fulfillment company of entertainment products including magazines, DVDs, music CDs, books and related items, serving more than 100,000 retail locations throughout North America. It produces print and digital content for consumers in North America through its enthusiast media division, Source Interlink Media ("SIM"), which was acquired on August 1, 2007. The Company also sells and distributes entertainment products to leading mass merchandise retailers, grocery stores, bookstore chains, music stores, drug stores and other specialty retailers, as well as e-commerce retailers. It offers customers an array of value-added content and services including enthusiast media publications and online content, category management, product procurement, fulfillment services, claims submission, information services and in-store display fixturing.

The Company directly produces and delivers magazine, Internet and home entertainment content to consumers. With the addition of SIM, it transformed from a leading home entertainment distributor into a significant content owner. This array of products and services, in combination with our value added services and geographic reach, positions us to service the needs of America's leading retailers and to capitalize on the rapidly changing distribution and fulfillment landscape.

The Company is one of the largest independent wholesalers of DVDs and CDs in North America. It effectively operates as an extension of its customers' operations. Between its fulfillment, category management and e-commerce solutions, it provides our customers with a complete solution to maximize the sales and profitability of their home entertainment content products.

The consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to and in conformity with the instructions to Form 10-Q and Article 10 of Regulation S-X of the Securities and Exchange Commission ("SEC"). Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of the Company's management, these unaudited consolidated financial statements reflect all adjustments (consisting only of normal recurring adjustments and reclassifications) necessary to present fairly our results of operations and cash flows for the three months ended April 30, 2008 and 2007 and our financial position as of April 30, 2008, respectively. All significant intercompany accounts and transactions have been eliminated from these statements. The preparation of unaudited consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Because of this and the seasonality of the Company's business, the results of operations for such interim periods will not necessarily be indicative of the results of operations and cash flows for the full fiscal year or subsequent quarters.

Certain information and disclosures normally included in the notes to the annual consolidated financial statements have been condensed or omitted from these interim consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our Annual Report on Form 10-K (the "Annual Report") for the fiscal year ended January 31, 2008, as filed with the SEC on April 15, 2008, as amended May 30, 2008.

The Company's segment reporting combines the Company's business units in a logical way that identifies business concentrations and synergies. Accordingly, beginning in fiscal 2009, management has restructured the presentation of the Company's segments to better reflect the change in management and financial reporting of the applicable units. The Company's segments are heretofore presented as follows: Media, Periodical Fulfillment Services, DVD/CD Fulfillment and Shared Services. Prior reporting periods have been reclassified to conform to current presentation to make prior period comparisons meaningful.

Other revenue includes online revenues, licensing revenues, barter revenues and event revenues within our Media segment.

Derivative Financial Instruments

As part of our risk management strategy, we enter into derivative transactions to mitigate loss exposures. Our derivative instruments are currently limited to an interest rate swap which is not exchange-traded and is an over-the-counter customized transaction. Our derivative exposure is with a counterparty that has a long-term credit rating of A-1.

Derivatives that are designated as hedges are documented and evaluated for effectiveness in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("FAS 133"). The effective portion of changes in the fair value of cash flow hedges is deferred in accumulated other comprehensive income. In the event hedge accounting no longer applies, the Company recognizes all changes in fair value of derivative instruments in the other income (expense) section of its Consolidated Statement of Operations. The Company ceases hedge accounting treatment if its evaluation of effectiveness no longer justifies deferral of changes in fair value in accumulated other comprehensive income. At that time, a reclassification from accumulated other comprehensive income to earnings would occur.

On April 11, 2008, the Company entered into an interest rate swap agreement with Wachovia Bank, N.A. to hedge the Company's exposure to fluctuations in LIBOR on $210.0 million of 1-month LIBOR-based debt through April 29, 2011. This swap agreement qualifies for hedge accounting treatment in accordance with FAS 133.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired in connection with business acquisitions. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible* Assets ("FAS 142"), goodwill is evaluated at the reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The Company assesses goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The annual impairment review is completed in the first quarter of the fiscal year.

In assessing goodwill and intangible assets for impairment, we make estimates of fair value which are based on our projection of revenues, operating costs, and cash flows of each reporting unit considering historical and anticipated future results, general economic and market conditions as well as the impact of planned strategies. The Company combines the discounted cash flow fair value with publicly traded company multiples (market comparison approach) and acquisition multiples of comparable businesses (industry acquisition approach) to determine fair value. Generally, we engage third party specialists to assist us with our valuations. Changes in our judgments and projections could result in a significantly different estimate of the fair value of the reporting units and could result in an impairment of goodwill or other intangible assets.

If the carrying amount of a reporting unit exceeds its fair value, the Company measures the possible goodwill impairment based upon an allocation of the estimate of fair value to the underlying assets and liabilities of the reporting unit, including any previously unrecognized intangible assets, based upon known facts and circumstances as if the acquisition occurred currently. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized to the extent the carrying value of goodwill exceeds the implied fair value of the goodwill. This test, performed in the first quarter of fiscal year 2009, indicated that goodwill and indefinite-lived intangible assets related to the Media reportable segment were impaired.

Impairment losses, if any, are reflected in operating income or loss in the Consolidated Statements of Operations.

As a result of our fiscal year 2009 FAS 142 first quarter impairment analysis, we determined that certain tradenames of our Media reportable segment were impaired and consequently recorded a charge of approximately $74.3 million. This determination was based largely on management's projections regarding the revenues from and profitability of tradenames acquired on August 1, 2007. The combination of the analysis and other factors discussed below had an adverse impact on the anticipated future cash flows used in the impairment analysis performed during the first quarter of fiscal year 2009. The net carrying amount of the tradenames was $280.6 million at the end of the first quarter of fiscal year 2009, after the impairment charge was recorded.

As a result of our fiscal year 2009 FAS 142 annual first quarter impairment analysis, we determined that the goodwill of our Media reportable segment was impaired and consequently recorded an impairment charge of $196.5 million. This determination was based largely on management's projections regarding the revenues and profitability of the Media reportable segment as well as the effects of the recent credit market changes, the continued economic downturn and the related effects on customer discretionary spending and print advertising. The charge was measured on the basis of comparison of estimated fair values with corresponding book values and relates primarily to goodwill recorded in connection with our acquisition of Primedia Enthusiast Media ("EM"). These fair values were determined in accordance with Company policy discussed above as well as FAS 142 and other relevant guidance.

Following the impairment charges, goodwill totaled $873.8 million, of which $477.7 million related to our Media reportable segment. Other intangible assets totaled $550.6 million, of which $478.3 million related to our Media reportable segment. Due to uncertain market conditions and potential changes in our strategy and product portfolio, it is possible that forecasts used to support our goodwill and intangible assets may change in the future, which could result in additional non-cash charges that would adversely affect our results of operations and financial condition.

Income Taxes

Statement of Financial Accounting Standards No. 109 "*Accounting for Income Taxes*" ("FAS 109") requires that a valuation allowance be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. A review of all available positive and negative evidence needs to be considered, including a company's performance, the market environment in which the company operates, the utilization of past tax credits, length of carryback and carryforward periods, existing contracts or sales backlog that will result in future profits, etc. It further states that forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses in recent years. Therefore, cumulative losses weigh heavily in the overall assessment. We identified several significant developments which we considered in determining the need to record a full valuation allowance in the current quarter, including the continuing economic downturn and our projections regarding the near-term revenues and profitability of our segments. As a result of our assessment, we recorded a valuation allowance on deferred tax assets of approximately $108.7 million during the three months ended April 30, 2008.

Recently Issued Accounting Pronouncements

FAS No. 161

In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities*, ("FAS 161")—an amendment of FAS 133. FAS 161 requires enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedge items are accounted for under FAS 133 and its interpretations and how they affect an entity's financial position, financial performance and cash flows. It is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Since FAS 161 impacts disclosures and not the accounting treatment for derivative instruments and hedged items, adoption will not impact our results of operations or financial condition.

FAS No. 157

On February 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("FAS 157"). In conjunction with the guidance in FAS 133, the Company records its derivative instruments on its Consolidated Balance Sheets. As of April 30, 2008, its derivative instruments were valued at $1.1 million and are recorded in other assets. This value is based upon significant observable inputs in the form of publicly available interest rate information.

2. Trade Receivables

Trade receivables consist of the following:

(dollars in thousands)	April 30, 2008	January 31, 2008
	(unaudited)	
Trade receivables	$382,482	$411,968
Less allowances for:		
Sales returns and other	194,848	202,569
Doubtful accounts	25,010	25,924
Total allowances	219,858	228,493
Trade receivables, net	$162,624	$183,475

3. Inventories

Inventories consist of the following:

(dollars in thousands)	April 30, 2008	January 31, 2008
	(unaudited)	
Raw materials	$ 11,407	$ 8,854
Work-in-process	2,396	1,322
Finished goods:		
Pre-recorded music and video	147,849	149,765
Magazines and books	139,711	127,067
Display fixtures	253	3,499
Other	177	—
Inventories	$301,793	$290,507

4. Goodwill and intangibles

The Company's goodwill and intangibles consist of the following:

(dollars in thousands)	April 30, 2008	January 31, 2008
	(unaudited)	
Amortized intangible assets		
Customer lists and relationships	$285,345	$285,345
Trade names	2,554	2,400
Content	20,380	20,382
Non-compete agreements	4,581	4,350
Software	16,340	16,340
Total intangibles	329,200	328,817
Accumulated amortization		
Customer lists and relationships	(42,743)	(31,986)
Trade names	(375)	(250)
Content	(1,545)	(1,019)
Non-compete agreements	(2,959)	(2,518)
Software	(8,999)	(8,317)
Total accumulated amortization	(56,621)	(44,090)
Net amortized intangible assets	272,579	284,727
Indefinite lived trade names	278,055	352,355
Intangibles, net	$550,634	$637,082

As discussed above, our fiscal year 2009 FAS 142 annual first quarter impairment analysis determined that certain of our tradenames were impaired and consequently we recorded a charge of approximately $74.3 million. See Note 1—Nature of Business and Basis of Presentation.

As a result of our first quarter fiscal 2009 impairment test, we reassessed the estimated remaining useful lives of our indefinite-lived tradenames and shortened such as lives as required. As a result of our fourth fiscal 2008 quarter impairment test, we reassessed the estimate remaining useful lives of our customer lists within our DVD/CD Fulfillment group and shortened such lives as required.

Amortization of intangible assets was $11.8 million and $14.2 million for the three months ended April 30, 2008 and 2007.

Changes in the carrying amount of goodwill for the three months ended April 30, 2008 are as follows:

(dollars in thousands)	Media	Periodical Fulfillment Services	CD/DVD Fulfillment	Consolidated
Balance, January 31, 2008	$ 673,654	$194,649	$201,532	$1,069,835
Additions	555	—	—	555
Foreign currency translation adjustments	—	(17)	—	(17)
Impairment	(196,547)	—	—	(196,547)
Balance, April 30, 2008	$ 477,662	$194,632	$201,532	$ 873,826

As discussed above, our fiscal year 2009 FAS 142 annual first quarter impairment analysis determined that the goodwill attributable to four reporting units within our Media reportable segment was impaired and consequently we recorded a charge of approximately $196.5 million. See Note 1—Nature of Business and Basis of Presentation.

5. Debt and Revolving Credit Facility

Debt consists of:

(dollars in thousands)	April 30, 2008 (unaudited)	January 31, 2008
Revolving credit facility—Citicorp North America	$ —	$ —
Term Loan B—Citicorp North America	873,400	875,600
Bridge Facility—Citicorp North America	465,000	465,000
Note payable—Magazine import and export	—	708
Note payable—Arrangements with suppliers	7,803	8,461
Mortgage loan—Wachovia Bank	18,500	18,750
Equipment loans	5,252	6,060
Total debt	1,369,955	1,374,579
Less current maturities	14,520	15,369
Debt, less current maturities	$1,355,435	$1,359,210

Citicorp North America Credit Facilities

Revolving Credit Facility

On August 1, 2007, the Company entered into a new $300.0 million asset-based revolving credit facility as a result of its acquisition of EM. Citicorp North America, Inc., as administrative agent for each of the parties that may become a participant in such arrangement and their successors ("Lenders") will make revolving loans to us and our subsidiaries of up to $300.0 million including the issuance of letters of credit. The terms and conditions of the arrangement are governed primarily by the Revolving Credit Agreement dated August 1, 2007 by and among us, our subsidiaries, and Citigroup Global Markets, Inc. and J.P. Morgan Securities, Inc. as Joint Lead Arrangers and Joint Book Runners, Citicorp North America, Inc. as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A. as Syndication Agent, and Wachovia Bank, National Association and Wells Fargo Foothill, LLC as Co-Documentation Agents.

Outstanding borrowings bear interest at a variable annual rate equal to the prime rate announced by Citicorp North America, Inc., plus a margin of 0.50%. At April 30, 2008 the prime rate was 5.00%. We also have the option of selecting up to five tranches of at least $1.0 million each to bear interest at LIBOR plus a margin of 1.50%. The Company had no LIBOR contracts outstanding at April 30, 2008. To secure repayment of the borrowings and other obligations of ours to the Lenders, we and our subsidiaries granted a security interest in all of the personal property assets to Citicorp North America, Inc., for the benefit of the Lenders. These loans mature on August 1, 2013. As of April 30, 2008 and January 31, 2008, the Company had no borrowings under this facility.

Under the credit agreement, the Company is limited in its ability to declare dividends or other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock.

Availability under the facility is limited by the Company's borrowing base calculation, as defined in the agreement. The calculation resulted in excess availability, after consideration of outstanding letters of credit, of $265.0 million at April 30, 2008.

Term Loan B

On August 1, 2007, the Company entered into a $880.0 million Term Loan B as a result of its acquisition of EM. Citicorp North America, Inc., as administrative agent for each of the parties that may become a participant in such arrangement and their successors ("Lenders") made loans to us and our subsidiaries of $880.0 million. The terms and conditions of the arrangement are governed primarily by the Term Loan Agreement dated August 1, 2007 by and among us, our subsidiaries, and Citigroup Global Markets, Inc. and J.P. Morgan Securities, Inc. as Joint Lead Arrangers and Joint Book Runners, Citicorp North America, Inc. as Administrative Agent and Collateral Agent and JPMorgan Chase Bank, N.A. as Syndication Agent.

Outstanding borrowings bear interest at a variable annual rate equal to the prime rate announced by Citicorp North America, Inc., plus a margin of 2.25%. At April 30, 2008 the prime rate was 5.00%. We also have the option of selecting up to five tranches of at least $1.0 million each to bear interest at LIBOR plus a margin of 3.25%. The Company had one LIBOR contract outstanding at April 30, 2008 in the amount of $873.4 million, maturing in May 2008 and bearing interest at a rate of 5.63%.The Term Loan B requires the Company to make principal payments of $2.2 million on the last day of each fiscal quarter. The Company made principal payments totaling $2.2 million during the three months ended April 30, 2008.To secure repayment of the borrowings and other obligations of ours to the Lenders, we and our subsidiaries granted a security interest in all of the personal property assets to Citicorp North America, Inc., for the benefit of the Lenders. These loans mature on August 1, 2014.At that time, a final principal payment of $820.6 million is due.

Under the credit agreement, the Company is limited in its ability to declare dividends or other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock. The Company is also required to maintain a certain financial ratio. The Company was in compliance with this requirement at April 30, 2008. In addition, the Company may be required to make additional annual principal payments based on a calculation of excess cash flow as defined in the credit agreement. The first such excess cash flow payment, if required under the calculation, would be calculated based on the results for the year ended January 31, 2009.

Bridge Facility

On August 1, 2007, the Company issued a $465.0 million Bridge Loan Agreement (the "Bridge Facility") as a result of its acquisition of EM. Citicorp North America, Inc., as administrative agent for each of the parties that may become a participant in such arrangement and their successors ("Lenders") made loans to us and our subsidiaries of $465.0 million. The terms and conditions of the arrangement are governed primarily by the Senior Subordinated Bridge Loan Agreement dated August 1, 2007 by and among us, our subsidiaries, and Citigroup Global Markets, Inc. and J.P. Morgan Securities, Inc. as Joint Lead Arrangers and Joint Book Runners, Citicorp North America, Inc. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent.

Outstanding borrowings bear interest at a variable annual rate equal to the prime rate announced by Citicorp North America, Inc., plus a margin of 4.75% at April 30, 2008, which increases by 0.50% upon the expiration of each of the first four 90 day periods following original issuance. At April 30, 2008 the prime rate was 5.00%. We also have the option of selecting up to five tranches of at least $1.0 million each to bear interest at LIBOR plus a margin of 5.75% at April 30, 2008, which increases by 0.50% upon the expiration of each of the first four 90 day periods following original issuance. The interest rate on either base-rate or LIBOR loans may not exceed 11.25%.The Company had one LIBOR contract outstanding at April 30, 2008 in the amount of $465.0 million, maturing in May 2008 and bearing interest at a rate of 8.63%.These loans mature on August 1, 2008—the table below assumes that the extended maturity date of these loans will be August 1, 2017.

On or before August 1, 2008, the Company has the right to refinance the Bridge Facility by paying an exchange fee of $11.6 million to Citicorp North America, Inc. If the Company does not refinance the loans on or before August 1, 2008, Citicorp North America, Inc. is required to allow the facility to convert into a form of permanent financing. At that time, the Company must pay to Citicorp North America a conversion fee of $11.6 million. The extended maturity date of these loans would be August 1, 2017. These loans would carry interest not to exceed 11.25%.See Note 13 Subsequent Events.

Under the credit agreement, the Company is limited in its ability to declare dividends or other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock. The Company is also required to maintain a certain financial ratio. The Company was in compliance with this requirement at April 30, 2008.

The aggregate amount of debt maturing in each of the next five fiscal years is as follows:

(dollars in thousands)	Amount
Fiscal year:	
Remainder of 2009	$ 11,017
2010	12,672
2011	11,402
2012	11,315
2013	10,938
Thereafter	1,312,611
Total	$1,369,955

At April 30, 2008 and January 31, 2008, unamortized deferred financing fees were approximately $25.6 million and $29.0 million, respectively.

6. Earnings per Share

A reconciliation of the denominators of the basic and diluted earnings per share computations is shown below:

	Three months ended April 30,	
	2008	2007
Weighted average common shares outstanding—basic	52,321	52,153
Dilutive effect of stock options and warrants outstanding	—	479
Weighted average common shares outstanding—diluted	52,321	52,632

The following were not included in weighted average common shares outstanding because they are antidilutive:

Unvested restricted stock units	243	—
Stock options	2,577	1,670
Warrants	101	106
Total	2,921	1,776

7. Discontinued Operation

On April 30, 2007, the Company disposed of substantially all of the assets and liabilities of its Wood Manufacturing division. The Company sold the assets and liabilities of its Wood Manufacturing division to a purchaser in which the Company's former Chairman of the Board and Chief Executive Officer, has an interest. The Wood Manufacturing division was formerly reported as part of our Periodical Fulfillment Services segment. The book value of the net assets sold on the closing date was $11.6 million. The assets and liabilities of the Wood Manufacturing division were sold for $10.0 million in cash, and the issuance of a note payable to the Company in the face amount of $3.5 million, which bears interest at the 3-month LIBOR plus a margin of 2.00%.The Company has determined that the note does not bear an interest rate equivalent to a market rate for the borrower. Therefore, the Company has discounted the note to fair value using its estimation of a market rate for the note. This discount was approximately $1.0 million. Based upon the final determination of working capital, the Company refunded to the buyer $1.9 million in cash during the third quarter of fiscal 2008.For the three months ended April 30, 2007, the summary results for the Wood Manufacturing division are as follows:

(dollars in thousands)	Three months ended April 30, 2007
Revenues	$ 2,551
Loss from discontinued operation, before income taxes	$(1,463)
Income tax benefit	585
Loss from discontinued operation	(878)
Loss on sale of discontinued operation, before income taxes	(847)
Income tax benefit	339
Loss on sale of discontinued operation	(508)
Discontinued operation, net	$(1,386)

8. Supplemental Cash Flow Information

Supplemental information on interest and income taxes paid is as follows:

(dollars in thousands)	Three months ended April 30, 2008	2007
Interest	$29,005	$2,850
Income taxes (net of receipts of $270 in 2008)	$ 549	$ 241

As discussed in Note 7, the Company disposed of its Wood Manufacturing division for the total consideration of $13.5 million, including $3.5 million in the form of a note receivable, of which the Company refunded $1.9 million to the buyer during the third quarter of fiscal 2008, based on a working capital adjustment.

9. Stock-Based Compensation

On February 1, 2008, the Company authorized the issuance of 243,472 restricted stock units ("the units") to its Board of Directors as compensation for services rendered (or 30,434 per Director). The units vest in one-third increments, annually beginning one year from the grant date.

10. Derivative Financial Instruments and Hedging Activities

The aggregate fair value of derivative instruments in asset positions on April 30, 2008, is $1.1 million, and represents the maximum loss that would be recognized at the reporting date if the counterparty failed to perform as contracted.

We have applied hedge accounting to the interest rate swap and designated it as a cash flow hedge in accordance with the provisions of FAS 133. The Company uses this derivative to reduce the risk of changes in cash interest payments related to its long-term debt. The notional balance for this interest rate swap is

$210.0 million at April 30, 2008. The agreement was perfectly effective throughout the three months ended April 30, 2008 and is expected to be effective throughout its life.

11. Segment Financial Reporting

The Company's segment reporting is based on the reporting of senior management to the chief operating decision maker. This reporting combines the Company's business units in a logical way that identifies business concentrations and synergies. Accordingly, beginning in fiscal 2009, management has restructured the presentation of the Company's segments to better reflect the change in management and financial reporting of the applicable units. The Company's segments are heretofore presented as follows: Media, Periodical Fulfillment Services, DVD/CD Fulfillment and Shared Services. Prior reporting periods have been reclassified to conform to current presentation to make prior period comparisons meaningful.

The Company conducts business through four reportable segments; Media, Periodical Fulfillment Services, DVD/CD Fulfillment and Shared Services. The accounting policies of the segments are materially the same as those described in the Summary of Accounting Policies found in our Annual Report on Form 10-K for the year ended January 31, 2008 filed with the SEC on April 15, 2008, as amended on May 30, 2008.

The Media segment derives revenues primarily from (1) selling print advertising space in its enthusiast publications, (2) selling enthusiast publications via newsstand and subscription, (3) selling online advertising and lead generation services, and (4) other revenues including licensing, barter and events.

The Periodical Fulfillment Services segment derives revenues from (1) selling and distributing magazines, including domestic and foreign titles, to major specialty and mainstream retailers and wholesalers throughout the United States and Canada, (2) exporting domestic titles internationally to foreign wholesalers or through domestic brokers, (3) providing return processing services for major specialty retailers, (4) providing claim filing services related to rebates owed retailers from publishers or their designated agent, (5) designing, manufacturing, shipping, installation and removal of front-end display fixtures, and (6) providing information and management services relating to retail magazine sales to U.S. and Canadian retailers and magazine publishers and national distributors.

The DVD/CD Fulfillment segment derives revenues from (1) selling and distributing pre-recorded music, videos, video games and related products to retailers, (2) providing product and commerce solutions to "brick-and-mortar" and e-commerce retailers, and (3) providing consumer-direct fulfillment and vendor managed inventory services to its customers.

Shared Services consist of overhead functions not allocable to the individual operating segments.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Source Interlink Companies, Inc.
Bonita Springs, FL

We have audited the accompanying consolidated balance sheets of Source Interlink Companies, Inc. as of January 31, 2008 and 2007 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Source Interlink Companies, Inc at January 31, 2008 and 2007, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO SEIDMAN, LLP
Chicago, Illinois
April 14, 2008, except for Note 17, which is as of June 9, 2008.

SOURCE INTERLINK COMPANIES, INC.
CONSOLIDATED BALANCE SHEETS
(in thousands)

	January 31, 2008	January 31, 2007
ASSETS		
Current assets		
Cash	$ 35,650	$ —
Trade receivables, net	183,475	102,658
Purchased claims receivable	14,412	16,983
Inventories	290,507	248,941
Income tax receivable	—	9,932
Deferred tax asset	23,107	29,531
Other	20,679	5,440
Total current assets	567,830	413,485
Property, plants and equipment	150,612	98,812
Less accumulated depreciation and amortization	(42,708)	(30,897)
Net property, plants and equipment	107,904	67,915
Other assets		
Goodwill, net	1,069,835	395,902
Intangibles, net	637,082	118,971
Other	53,354	13,758
Total other assets	1,760,271	528,631
Total assets	$2,436,005	$1,010,031
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Checks issued against future advances on revolving credit facility	$ —	$ 1,465
Accounts payable (net of allowance for returns of $174,751 and $164,069, respectively)	372,429	308,184
Accrued expenses	123,973	62,838
Deferred revenue	79,918	2,630
Current portion of obligations under capital leases	1,406	995
Current maturities of debt	15,369	7,850
Total current liabilities	593,095	383,962
Other liabilities		
Deferred tax liability	8,944	32,500
Obligations under capital leases	1,826	1,069
Debt, less current maturities	1,359,210	146,534
Other	32,429	6,519
Total other liabilities	1,402,409	186,622
Total liabilities	1,995,504	570,584
MINORITY INTEREST	25,978	—
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY		
Contributed capital		
Preferred stock, $0.01 par (2,000 shares authorized; none issued)	—	—
Common stock, $0.01 par (100,000 shares authorized; 52,321 and 51,704 shares issued)	523	521
Additional paid-in capital	476,099	474,796
Total contributed capital	476,622	475,317
Accumulated deficit	(65,659)	(37,766)
Accumulated other comprehensive income		
Foreign currency translation	3,560	1,896
Total stockholders' equity	414,523	439,447
Total liabilities and stockholders' equity	$2,436,005	$1,010,031

See accompanying notes to Consolidated Financial Statements.

SOURCE INTERLINK COMPANIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year ended January 31, 2008	2007	2006
Revenues, net:			
Distribution	$1,958,095	$1,766,496	$1,445,900
Advertising	122,769	—	—
Circulation	63,917	—	—
Manufacturing	30,650	32,670	26,801
Claiming and information	14,001	14,707	16,172
Other	64,820	14,780	9,916
Total revenues, net	2,254,252	1,828,653	1,498,789
Cost of revenues (including depreciation and amortization of $992, $1,245 and $767, respectively)	1,656,181	1,445,924	1,196,120
Gross profit	598,071	382,729	302,669
Selling, general and administrative expense	272,622	161,431	117,794
Distribution, circulation and fulfillment	197,017	177,953	130,816
Depreciation and amortization	53,438	25,359	18,200
Impairment of Goodwill and Intangible Assets	35,310	32,742	—
Integration and relocation expense	1,567	3,664	—
Disposal of land, buildings and equipment, net	243	950	—
Merger and acquisition charges	1,165	—	3,319
Operating income (loss)	36,709	(19,370)	32,540
Other income (expense):			
Interest expense (including amortization of deferred financing fees of $6,515, $631 and $471, respectively)	(77,845)	(12,724)	(6,788)
Interest income	997	193	218
Write off of deferred financing costs	(1,313)	—	—
Other	(49)	(134)	215
Total other expense	(78,210)	(12,665)	(6,355)
(Loss) income from continuing operations, before income taxes and minority interest	(41,501)	(32,035)	26,185
Income tax (benefit) expense	(15,994)	(6,068)	13,196
Minority interest in income of subsidiary	(731)	—	—
(Loss) income from continuing operations	(26,238)	(25,967)	12,989
(Loss) income from discontinued operations, net of tax	(1,655)	1,311	(110)
Net (loss) income available to common shareholders	$ (27,893)	$ (24,656)	$ 12,879
Earnings per share—basic:			
Continuing operations	$ (0.50)	$ (0.50)	$ 0.26
Discontinued operations	(0.03)	0.02	—
Total	$ (0.53)	$ (0.48)	$ 0.26
Earnings per share—diluted:			
Continuing operations	$ (0.50)	$ (0.50)	$ 0.25
Discontinued operations	(0.03)	0.02	—
Total	$ (0.53)	$ (0.48)	$ 0.25
Weighted average common shares outstanding—basic	52,276	51,838	49,097
Weighted average common shares outstanding—diluted	52,276	51,838	50,894

See accompanying notes to Consolidated Financial Statements.

SOURCE INTERLINK COMPANIES, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
Balance, January 31, 2005	23,849	$238	$150,269	$(23,696)	$1,439	100	$(567)	$127,683
Net income				12,879				12,879
Foreign currency translation					911			911
Comprehensive income								13,790
Exercise of stock options	1,013	11	5,029	—	—	—	—	5,040
Tax benefit from stock options exercised	—	—	1,866	—	—	—	—	1,866
Stock issued in Alliance acquisition	26,942	269	304,445	—	—	—	—	304,714
Exchange of stock options and warrants to acquire Alliance common stock	—	—	6,500	—	—	—	—	6,500
Retirement of treasury stock	(100)	(1)	(566)	—	—	(100)	567	—
Balance, January 31, 2006 as reported	51,704	517	467,543	(10,817)	2,350	—	—	459,593
APB No. 25 cumulative effect adjustment	—	—	2,996	(2,293)	—	—	—	703
Balance, February 1, 2006	51,704	517	470,539	(13,110)	2,350	—	—	460,296
Net income				(24,656)				(24,656)
Foreign currency translation					(454)			(454)
Comprehensive income								(25,110)
Stock compensation expense	—	—	1,660	—	—	—	—	1,660
Exercise of stock options and warrants	360	4	2,408					2,412
Excess tax benefit from stock options exercised	—	—	189	—	—	—	—	189
Balance, January 31, 2007	52,064	521	474,796	(37,766)	1,896	—	—	439,447
Net income	—	—	—	(27,893)	—	—	—	(27,893)
Foreign currency translation	—	—	—	—	1,664	—	—	1,664
Comprehensive income								(26,229)
Stock compensation expense	—	—	201	—	—	—	—	201
Exercise of stock options and warrants	257	2	713	—	—	—	—	715
Excess tax benefit from stock options exercised	—	—	389	—	—	—	—	389
Balance, January 31, 2008	52,321	$523	$476,099	$(65,659)	$3,560	—	$ —	$414,523

See accompanying notes to Consolidated Financial Statements.

SOURCE INTERLINK COMPANIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended January 31,		
	2008	2007	2006
OPERATING ACTIVITIES			
Net (loss) income available to common shareholders	$ (27,893)	$ (24,656)	$ 12,879
Minority interest in income of subsidiary	731	—	—
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation and amortization	61,243	26,903	20,089
Provision for losses on accounts receivable	4,325	3,156	6,100
Deferred income taxes	(16,028)	(13,296)	7,395
Deferred revenue	2,112	(1,050)	997
Impairment of goodwill and intangible Assets	35,310	32,742	—
Loss on sale of discontinued operations	730	950	—
Write off of deferred financing fees	1,313	—	—
Stock compensation expense	201	1,850	—
Excess tax benefit from exercise of stock options	—	—	1,866
Other	3,595	13	700
Changes in assets and liabilities (excluding business combinations):			
Decrease (increase) in accounts receivable	5,601	15,681	(33,295)
(Increase) in inventories	(37,975)	(30,134)	(41,518)
(Increase) decrease in income tax receivable	13,133	(7,752)	95
(Increase) decrease in other current and non-current assets	(16,766)	(4,060)	2,059
Increase (decrease) in accounts payable and other liabilities	47,495	(21,091)	81,463
Cash (used in) provided by operating activities	77,127	(20,744)	58,830
INVESTING ACTIVITIES			
Capital expenditures	(30,047)	(13,379)	(13,069)
Purchase of claims	(102,939)	(109,193)	(109,095)
Payments received on purchased claims	105,510	102,132	101,179
Proceeds from sale of wood manufacturing division, net of cash transferred	9,828	—	—
Acquisition of Primedia Enthusiast Media, Inc., net of cash acquired	(1,195,348)	—	—
Net cash from Alliance Entertainment Corp. acquisition	—	—	16,882
Acquisition of Anderson Mid-Atlantic News, LLC, net of cash acquired	—	(13,726)	—
Acquisition of Anderson SCN Services, LLC, net of cash acquired	—	(26,074)	—
Acquisition of Chas. Levy Circulating Company, LLC, net of cash acquired	—	—	(44,991)
Proceeds from sale of fixed assets	—	2,706	1,548
Acquisition of customer list	—	—	(2,300)
Other	210	(1,344)	—
Cash used in investing activities	(1,212,786)	(58,878)	(49,846)
FINANCING ACTIVITIES			
Increase (decrease) in checks issued against revolving credit facility	(12,854)	1,465	(13,529)
(Repayments) borrowings under WFF credit facility	(116,459)	71,458	25,712
Payment of deferred purchase price liabilities	(3,144)	—	—
Payments of notes payable	(13,257)	(21,383)	(23,357)
Borrowings under notes payable	1,349,911	3,063	20,605
Proceeds from the issuance of common stock	715	2,222	5,040
Payments under capital leases	(1,103)	(631)	(527)
Borrowings under capital leases	726		
Excess tax benefit from exercise of stock options	389	189	—
Deferred loan costs	(33,581)	—	(1,076)
Other	(34)		
Cash provided by financing activities	1,171,309	56,383	12,868
(Decrease) increase in cash	35,650	(23,239)	21,852
Cash, beginning of period	—	23,239	1,387
Cash, end of period	$ 35,650	$ —	$ 23,239

See accompanying notes to Consolidated Financial Statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS

Source Interlink Companies, Inc ("the Company") is a premier publishing, marketing, merchandising and fulfillment company of entertainment products including magazines, DVDs, music CDs, books and related items, serving more than 100,000 retail locations throughout North America. It produces print and digital content for consumers in North America through its enthusiast media division, Source Interlink Media ("SIM"), which was acquired on August 1, 2007. The Company also sells and distributes entertainment products to leading mass merchandise retailers, grocery stores, bookstore chains, music stores, drug stores and other specialty retailers, as well as e-commerce retailers. It offers customers an array of value-added content and services including enthusiast media publications and online content, category management, product procurement, fulfillment services, claims submission, information services and in-store display fixturing.

The Company directly produces and delivers magazine, Internet and home entertainment content to consumers. With the addition of SIM, it transformed from a leading home entertainment distributor into a significant content owner. This array of products and services, in combination with our value added services and geographic reach, positions us to service the needs of America's leading retailers and to capitalize on the rapidly changing distribution and fulfillment landscape.

The Company is one of the largest independent wholesalers of DVDs and CDs in North America. It effectively operates as an extension of its customers' operations. Between its fulfillment, category management and e-commerce solutions, it provides our customers with a complete solution to maximize the sales and profitability of their home entertainment content products.

The Company's segment reporting combines the Company's business units in a logical way that identifies business concentrations and synergies. Accordingly, management has restructured the presentation of the Company's segments to better reflect the change in management and financial reporting of the applicable units. The Company's segments are heretofore presented as follows: Media, Periodical Fulfillment Services, DVD/CD Fulfillment and Shared Services. Prior reporting periods have been reclassified to conform to current presentation to make prior period comparisons meaningful.

Other revenue includes online revenues, licensing revenues, barter revenues and event revenues within our Media segment.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Source Interlink Companies, Inc. and its wholly-owned subsidiaries (collectively, the Company) as of the date they were acquired, as well as *Automotive.com*, of which the Company owns 80.1%. All significant intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION

DVD/CD and Magazine Fulfillment

Revenues from the sale of CDs, DVDs and magazines the Company distributes are recognized at the time of delivery (shipment for CDs and DVDs) less allowances for estimated returns. Revenues from the sale of CDs, DVDs and magazines to wholesalers that are not shipped through our distribution centers are recognized at the later of notification from the shipping agent that the product has been delivered or the on-sale date of the CD, DVD or magazine. The Company records a reduction in revenue for estimated CD, DVD and magazine sales returns and a reduction in cost of sales for estimated CD, DVD and magazine purchase returns. Estimated returns are based on historical sell-through rates. A certain number of retailers use scan-based trading terms, in which retailers are not obligated to pay until the item sells at the retail store. In such arrangements, the Company recognizes revenue upon the sale of the merchandise by the retailer.

During January 2007, the Company re-negotiated terms with its largest specialty magazine distribution customer. As a result, the Company began billing this customer only for magazines that actually scan at their checkouts. In the past, the Company had billed this customer for the gross amount of magazines actually shipped to their locations and allowed them to take credits for magazines returned. This change resulted in a change in the Company's revenue recognition policy for this customer from recognizing gross sales upon shipment with a reserve for returns to recognizing revenues only when magazines scan through their checkouts. As a result, the Company reversed revenues and accounts receivable for all magazines that it had shipped into their stores but that had not yet scanned through their checkouts, reduced cost of revenues for those magazines and recorded those magazines as inventory

Fulfillment & Return Processing Services

Revenues from performing fulfillment and return processing services are recognized at the time the service is performed. The Company is generally compensated on either a per-copy or per-pound basis based on a negotiated price or a cost plus model.

Advertising Revenues

Advertising revenues for all consumer magazines are recognized as income at the on-sale date, net of provisions for estimated rebates, adjustments and discounts. Other advertising revenues are generally recognized based on the publications' cover dates. Online advertising is generally recognized as advertisements are run. Newsstand sales are recognized as revenue at the on-sale date for all publications, net of provisions for estimated returns. Subscriptions are recorded as deferred revenue when received and recognized as revenue over the term of the subscription. Sales of books and other items are recognized as revenue upon shipment, net of an allowance for returns. In accordance with Emerging Issues Task Force ("EITF") No. 00-10, "Accounting for Shipping and Handling Fees and Costs," distribution costs charged to customers are recognized as revenue when the related product is shipped. The Company also derives revenue from various licensing agreements, which grant the licensee rights to use the trademarks and brand names of the Company in connection with the manufacture and sale of certain designated products. Licensing revenue is generally recognized by the Company pro-rata over the life of the license agreement or as licensed products are sold.

Rebate Claim Filing

Revenues from the filing of rebate claims with publishers on behalf of retailers are recognized at the time the claim is paid. The revenue recognized is based on the amount paid multiplied by our commission rate. The Company has developed a program (the "advance pay" program) whereby the Company will advance the claimed amount less applicable commissions to the retailers and collect the entire amount claimed from publishers for our own accounts. The Company accounts for the advance as a purchase of a financial asset and records a receivable at the time of purchase.

Information Products

Revenues from information product contracts are recognized ratably over the subscription term, generally one year.

Custom Display Manufacturing

Revenues from the design and manufacture of custom display fixtures are recognized when the retailer accepts title to the display. Transfer of title usually occurs upon shipment. However, upon request from a customer, the product can be stored for future delivery for the convenience of the customer. If this occurs, we recognize revenue when the manufacturing and earnings processes are complete, the customer accepts title in writing, the product is invoiced with payment due in the normal course of business, the delivery schedule is fixed and the product is segregated from other goods. Services related to the manufacturing of displays such as freight, installation, warehousing and salvage are recognized when the services are performed.

Editorial and Product Development Costs

Editorial cost and product development cost are expensed as incurred. Product development costs include the cost of artwork, graphics, prepress, plates and photography for new products.

Advertising and Subscription Acquisition Costs

Advertising and subscription acquisition costs are expensed the first time the advertising takes place, except for certain direct-response advertising, the primary purpose of which is to elicit sales from customers who can be shown to have responded specifically to the advertising and that results in probable future economic benefits. Direct-response advertising consists of product promotional mailings, catalogues, telemarketing and subscription promotions. These direct-response advertising costs are capitalized as assets and amortized over the estimated period of future benefit. The amortization periods range from one to two years subsequent to the promotional event.

INVENTORIES

Inventories are valued at the lower of cost or market. Costs within our Periodical Fulfillment Services group are determined by the first-in, first-out ("FIFO") method. Cost within our DVD/CD Fulfillment group is determined by the average cost method. Cost of paper inventories held within our Media group is determined on the FIFO method.

PROPERTY, PLANTS & EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting over the estimated useful lives as follows:

Asset Class	Life
Buildings	40 years
Machinery and equipment	5-7 years
Vehicles	5-7 years
Furniture and fixtures	5-7 years
Computers	3-5 years

Leasehold improvements are amortized over the shorter of the useful life of the asset or the life of the lease.

GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill represents the excess of cost over the fair value of net assets acquired in connection with business acquisitions. In accordance with SFAS 142, goodwill is reporting unit level, which is defined as an operating segment or a component of an operating segment that constitutes a business for which financial information is available and is regularly reviewed by management. The Company assesses goodwill for impairment at least annually in the absence of an indicator of possible impairment and immediately upon an indicator of possible impairment. The annual impairment review is completed in the first quarter of the fiscal year.

In assessing goodwill and intangible assets for impairment, we make estimates of fair value which are based on our projection of revenues, operating costs, and cash flows of each reporting unit considering historical and anticipated future results, general economic and market conditions as well as the impact of planned strategies. The Company combines the discounted cash flow fair value with publicly traded company multiples (market comparison approach) and acquisition multiples of comparable businesses (industry acquisition approach) to determine fair value. Generally, we engage third party specialists to assist us with our valuations. Changes in our judgments and projections could result in a significantly different estimate of the fair value of the reporting units and could result in an impairment of goodwill or other intangible assets.

If the carrying amount of a reporting unit exceeds its fair value, the Company measures the possible goodwill impairment based upon an allocation of the estimate of fair value to the underlying assets and liabilities of the reporting unit, including any previously unrecognized intangible assets, based upon known facts and circumstances as if the acquisition occurred currently. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized to the extent the carrying value of goodwill exceeds the implied fair value of the goodwill. This test performed in the fourth quarter of fiscal year 2007 indicated that goodwill related to the In-Store Services reporting unit of the Periodical Fulfillment Services segment was impaired

Impairment losses, if any, are reflected in operating income or loss in the Consolidated Statements of Income (Loss). This test, performed in the fourth quarter of fiscal year 2008, indicated that the acquired customer lists related to the DVD/CD Fulfillment segment were impaired.

INTANGIBLE ASSETS

The Company currently amortizes intangible assets over the estimated useful life of the asset ranging from 3 to 20 years (See Footnote 6). The weighted average estimated useful life is approximately 5 years for amortized tradenames, 18 years for customer lists, 4 years for non-compete agreements, 10 years for content, and 7 years for software.

The Company has intangible assets (other than goodwill) with an indefinite useful life. Such assets are not amortized until their useful life is determined to be no longer indefinite at which point the asset would be amortized over its estimated remaining useful life and be accounted for similar to other identifiable amortizable intangible assets.

An intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired. The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess.

DEFERRED FINANCING FEES

Deferred financing fees related to the Company's term debt are capitalized and amortized over the life of the debt using the effective interest method and are included in other long-term assets. Deferred financing fees related to the Company's revolving credit facilities are capitalized and amortized over the life of the facility using the straight-line method.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company accounts for long-live assets in accordance with FAS 144, "Accounting for the Impairment or Disposal of Long Lived Assets." This Statement applies to long-lived assets other than goodwill, and prescribes a probability-weighted cash flow estimation approach to evaluate the recoverability of the carrying amount of long-lived assets such as property, plant and equipment. The Company records impairment losses on long-lived assets used in operations, other than goodwill, when events and circumstances indicate that the assets might be impaired and the estimated cash flows (undiscounted and without interest charges) to be generated by those assets over the remaining lives of the assets are less than the carrying amount of those items. Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions. The net carrying value of assets not recoverable is reduced to fair value.

CONCENTRATIONS OF CREDIT RISK

The Company has significant concentrations of credit risk in its DVD/CD Fulfillment, Periodical Fulfillment Services and Media segments. If the Company experiences a significant reduction in business from its clients, the Company's results of operations and financial condition may be materially and adversely affected. The Company aggregates customers with a common parent when calculating the applicable percentages. For CD, DVD and magazine distribution the Company calculates contribution to revenue based on the actual distribution and estimated sell-through based on the Company's calculated sales return reserve.

During fiscal 2008, 2007, and 2006 one customer (Barnes and Noble, Inc.) accounted for 21.6%, 19.6% and 27.5%) of total revenues.

SHIPPING AND HANDLING CHARGES

Shipping and handling charges related to the distribution of magazines and CDs and DVDs are not included in Cost of Revenues. Shipping and handling costs totaled approximately $126.9 million, $103.9 million, and $72.8 million in 2008, 2007 and 2006, respectively. The Company charges some customers for shipping and handling, these amounts are included in revenues.

RELOCATION EXPENSES

During fiscal 2008, the Company incurred relocation expenses of $1.6 million related to the relocation of its Chicago, IL distribution center to McCook, IL.

During fiscal 2007, the Company incurred $3.3 million of expenses related to the consolidation of the backroom operations and marketing functions of the domestic mainstream distribution group from Lisle, IL to Bonita Springs, FL and the consolidation of one of its existing southern California distribution centers into a facility acquired in connection with the acquisition of SCN.

The Company accounted for the relocations in accordance with FAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". FAS 146 requires recording costs associated with an exit or disposal activity at their fair values when a liability has been incurred.

INCOME TAXES

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates. Valuation allowances are established as necessary to reduce deferred tax assets to the amount more likely than not to be realized.

FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

The financial position and results of operations of the Company's foreign subsidiaries are determined using local currency as the functional currency. Assets and liabilities of these subsidiaries are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from the use of differing exchange rates from period to period are included in the other comprehensive income account in stockholders' equity. Gains and losses resulting from foreign currency transactions, which are not material, are included in the Consolidated Statements of Operations.

COMPREHENSIVE INCOME (LOSS)

Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. The Company's comprehensive income item is foreign currency translation adjustments.

EARNINGS PER SHARE (LOSS)

In February 1997, the Financial Accounting Standards Board issued FAS No. 128, "Earnings per Share," which requires the presentation of "basic" earnings per share, computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period, and "diluted" earnings per share, which reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of accounts receivable and accounts payable approximates fair value due to their short-term nature. The carrying amount of debt including credit facilities approximates fair value due to their stated interest rate approximating a market rate. The fair value of the Company's fixed-rate debt approximates its carrying amount. These estimated fair value amounts have been determined using available market information or other appropriate valuation methodologies.

Accounting For Stock-Based Compensation

FAS No. 123, "Accounting for Stock-Based Compensation" defined a fair value method of accounting for stock options and other equity instruments. Under the fair value method, compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period. As provided in FAS No. 123, the Company elected to apply Accounting Principles Board ("APB") Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. No stock based compensation was reflected in the fiscal 2006 net income related to our stock option plans as all options granted in 2006 had an exercise price equal to or greater than the market value of the underlying stock on the date of grant.

On December 15, 2004, the FASB issued a revision of the standard entitled SFAS No. 123(R), Share Based Payment, which requires all companies to measure compensation cost for all share-based payments, including stock options, at fair value. Publicly traded companies must apply this standard as of the beginning of the first annual period that begins after December 15, 2005. This statement applies to all awards granted after the required effective date and to awards modified, repurchased, or cancelled after that date. The Company adopted FAS 123(R) during the year ended January 31, 2007, using the modified prospective method.

ACCOUNTING FOR STOCK-BASED COMPENSATION

The following is a reconciliation of net income per weighted average share had the Company adopted FAS No. 123 prior to 2007:

(in thousands, except per share amounts)	Year ended January 31, 2006
Net income (as reported)	$12,879
Stock compensation costs, net of tax	(1,742)
Pro-forma net income	$11,137
Weighted average shares, basic	49,097
Weighted average shares, diluted	50,894
Basic earnings per share—as reported	$ 0.26
Diluted earnings per share—as reported	$ 0.25
Basic earnings per share—pro-forma	$ 0.23
Diluted earnings per share—pro-forma	$ 0.22

The fair value of each option grant is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

	Year ended January 31,		
	2008	2007	2006
Dividend yield	0%	0%	0%
Expected volatility	0.43	0.28	0.50
Risk-free interest rate	3.15-4.88%	2.15-5.10%	3.65-3.79%
Expected life	3 years	3 years	3 years

The Company estimates the expected volatility by evaluating the historical volatility of the Company's stock, implied volatility of the Company's publicly traded share options and the Company's interpretation of historical events that may cause future volatility to be different from historical volatility. For purposes of this assumption, the Company calculates historical volatility for the period equal to the expected term of share options at each grant date.

The Company estimates the expected term by evaluating the historical share option holding patterns of its identified groups of employees, taking into account exercise and post-vesting forfeiture activity as well as management's expectations regarding the holding period of each grant recipient.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified in the consolidated financial statements to conform with current year presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 157

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which provides guidance on how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes under GAAP. SFAS No. 157 creates a common definition of fair value to be used throughout GAAP and prescribes methods for measuring fair value, which is intended to make the measurement of fair value more consistent and comparable across companies. This statement also expands the related disclosure requirements in an effort to provide greater transparency around fair value measures. SFAS No. 157 is effective as of the beginning of fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FASB Staff Position ("FSP") FAS 157-2, which delays the effective date of SFAS No. 157 to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Examples of items to which the deferral would apply include, but are not limited to:

- Nonfinancial assets and nonfinancial liabilities initially measured at fair value in a business combination or other new basis event, but not measured at fair value in subsequent periods (nonrecurring fair value measurements);
- Reporting units measured at fair value in the first step of a goodwill impairment test and nonfinancial assets and nonfinancial liabilities measured at fair value in the second step of a goodwill impairment test (measured at fair value on a recurring basis, but not necessarily recognized or disclosed in the financial statements at fair value);
- Indefinite-lived intangible assets measured at fair value for impairment assessment (measured at fair value on a recurring basis, but not necessarily recognized or disclosed in the financial statements at fair value);
- Long-lived assets (asset groups) measured at fair value for an impairment assessment (nonrecurring fair value measurements); and
- Liabilities for exit or disposal activities initially measured at fair value (nonrecurring fair value measurements).

The Company does not expect the adoption of SFAS No. 157, excluding those items deferred by FSP FAS 157-2, to have a material impact on its financial condition, results of operations or cash flows. The Company is still evaluating the impact of the items deferred by FSP FAS 157-2.

SFAS No. 159

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits companies to choose, at specified election dates, to measure eligible items, which include most recognized financial assets and liabilities and firm commitments, at fair value with unrealized gains and losses on items for which the fair value option has been elected reported in earnings at each subsequent reporting date. Generally, the decision about whether to elect the fair value option must be:

- Applied instrument by instrument;
- Irrevocable; and
- Applied only to an entire instrument and not to only specified risks, specific cash flows or portions of that instrument.

A company may decide whether to elect the fair value option for each eligible item on its election date. Alternatively, a company may elect the fair value option according to a preexisting policy for specified types of eligible items. A company may choose to elect the fair value option for an eligible item only on the date that certain events occur, including when:

- A company first recognizes the eligible item;
- A company enters into an eligible firm commitment;
- Financial assets that have been reported at fair value with unrealized gains and losses included in earnings because of specialized accounting principles cease to qualify for that specialized accounting; or
- The accounting treatment for an investment in another entity changes.

This statement is effective as of the beginning of fiscal years that begin after November 15, 2007. The Company does not expect the adoption of this statement to have a material impact on its financial condition, results of operations or cash flows.

SFAS No. 141(R)

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations, which establishes new principles and disclosure requirements pertaining to business combinations. Primary changes to existing literature include requirements for the acquirer to recognize:

- Assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date;
- Identifiable assets and liabilities, as well as the noncontrolling interest in the acquiree, at the full amounts of their fair values, in a step acquisition;
- Assets acquired and liabilities assumed arising from contractual contingencies as of the acquisition date, measured at their acquisition-date fair values;
- Goodwill as of the acquisition date, measured as a residual, which in most types of business combinations will result in measuring goodwill as the excess of the consideration transferred plus the fair value of any noncontrolling interest in the acquiree at the acquisition date over the fair values of the identifiable net assets acquired;
- Contingent consideration at the acquisition date, measured at its fair value at that date;
- The effect of a bargain purchase in earnings; and
- Changes in the amount of its deferred tax benefits that are recognizable because of a business combination either in income from continuing operations in the period of the combination or directly in contributed capital, depending on the circumstances.

SFAS No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption is not permitted.

SFAS No. 160

In December 2007, the FASB also issued a related statement, SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements. This statement establishes accounting and reporting standards that require:

- Ownership interests in subsidiaries held by parties other than the parent to be clearly identified, labeled and presented in the consolidated statement of financial position within equity, but separate from the parent's equity;
- The amount of consolidated net income attributable to the parent and to the noncontrolling interest to be clearly identified and presented on the face of the consolidated statement of operations;
- Changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary to be accounted for consistently;
- When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value;
- Gains or losses on the deconsolidation of a subsidiary to be measured using the fair value of any noncontrolling equity investment rather than the carrying amount of the retained investment; and
- Entities to provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. The standard must be applied prospectively as of the beginning of the year of adoption, except for the presentation and disclosure requirements, which must be applied retrospectively for all periods presented. The Company is still evaluating the impact on its financial condition, results of operations or cash flows.

2. BUSINESS COMBINATIONS AND ASSET ACQUISITIONS

PRIMEDIA ENTHUSIAST MEDIA ACQUISITION

On August 1, 2007, the Company completed its acquisition of Primedia Enthusiast Media, Inc. ("EM") pursuant to the terms and conditions of the Stock Purchase Agreement dated May 13, 2007 (the "Agreement"). EM is one of the largest providers of print and digital content to the enthusiast community in the United States. EM's business is comprised of 80 publications, 94 websites and over 100 events. In addition, its portfolio of strong brands has afforded EM several different licensing opportunities for consumer goods products, television and radio shows. EM's print titles include Motor Trend, Automobile, Hot Rod, Lowrider, Power & Motoryacht, Surfer, Surfing, Snowboarder, Soap Opera Digest and Soap Opera Weekly. Its web properties include *automotive.com*, *equine.com* and *motortrend.com*.

The purchase price of $1,177.9 million consisted entirely of cash borrowed under the Company's Term Loan B and Bridge Facility issued on August 1, 2007. In connection with the acquisition of EM, the Company paid a fee of $12.7 million to Yucaipa. See Note 6—Debt and Revolving Credit Facility.

The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values in accordance with FAS 141—Business Combinations. Goodwill and other intangible assets, which are deductible for tax purposes, recorded in connection with the transaction totaled $672.1 million and $581.2 million, respectively. These amounts will be tested at least annually for impairment in accordance with FAS No. 142, Goodwill and Other Intangible Assets.

The assets acquired and liabilities assumed in the acquisition were recorded in the quarter ended October 31, 2007, based on a preliminary valuation that is expected to be finalized during the third quarter of fiscal 2009. The acquisition was accounted for by the purchase method and, accordingly, the results of EM's operations have been included in our consolidated statements of income since August 1, 2007.

(dollars in thousands)	Amount
Trade receivables, net	$ 94,896
Inventories	9,332
Property and equipment	33,599
Goodwill	672,132
Intangible assets	581,241
Other assets	13,524
Cash overdraft	(11,471)
Accounts payable and accrued liabilities	(56,584)
Deferred revenue	(75,176)
Other liabilities	(41,292)
Minority interest	(24,853)
Total consideration	$1,195,348

The major classes of intangible assets acquired and their respective weighted average useful lives are as follows:

(dollars in thousands)	Fair Value Acquired	Weighted Average Useful Lives
Trade Names	$ 2,400	5.0
Trade Names	352,238	Indefinite
Subscriber Relationships	5,800	4.7
Advertiser Relationships	153,298	9.8
Lead Generation Relationships	34,123	18.9
Event Exhibitor & Sponsor Relationships	4,700	15.5
Distribution Relationships	8,300	10.0
Content	20,382	10.0
Total	$581,241	11.1

As a result of the acquisition, the Company acquired 80.1% of *Automotive.com* and a contractual agreement to purchase the remaining 19.9% of *Automotive.com*. The Company has recorded the fair value of this redeemable minority interest on its balance sheet as of January 31, 2008 in accordance with EITF D-98. EITF D-98—Classification and Measurement of Redeemable Securities—provides guidance regarding the measurement and classification of minority interests whose redemption is not solely in the control of the issuer. Under this guidance, the Company has calculated the fair value as of January 31, 2008 of the minority holders' put right. The earliest date the minority holders may put the shares to the Company is December 31, 2008. At that time, the Company estimates the cash payment due to the minority holders to be approximately $29.9 million.

ACQUISITION OF ANDERSON MID-ATLANTIC NEWS, LLC

On March 30, 2006, the Company and Anderson News, LLC entered into a Unit Purchase Agreement pursuant to which the Company purchased all of the issued and outstanding membership interests of Anderson Mid-Atlantic News, LLC ("Mid-Atlantic") from Anderson News, LLC for a purchase price of approximately $4.0 million, subject to adjustment based on the negative net worth as of the closing date of the transaction. In addition, approximately $9.6 million was also provided on the date of acquisition to Mid-Atlantic to repay a portion of its outstanding intercompany debt. The remaining outstanding intercompany debt of Mid-Atlantic was satisfied by issuance of a promissory note totaling $4.1 million. The promissory note was repaid by the Company during fiscal 2007. The purchase price and the intercompany debt repayment were funded from the Company's revolving line of credit.

The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated respective fair values in accordance with FAS 141, Business Combinations. Goodwill, which is deductible for tax purposes, recorded in connection with the transaction is estimated to total $30.4 million.

The assets acquired and liabilities assumed in the acquisition were recorded in the quarter ended April 30, 2006. The acquisition was accounted for by the purchase method and, accordingly, the results of Mid-Atlantic's operations have been included in our consolidated statements of income since March 31, 2006. The pro-forma operating results as if the Company had completed the acquisition at the beginning of the periods presented are not significant to the Company's consolidated financial statements and are not presented.

The assets acquired and liabilities assumed, based on the valuation, are summarized below:

(dollars in thousands)	Amount
Cash	$ 4
Inventories	7,526
Property and equipment	516
Goodwill	30,417
Intangible assets	4,650
Deferred tax assets	1,642
Other assets	63
Accounts payable and accrued liabilities	(27,066)
Total consideration	$ 17,752

ACQUISITION OF ANDERSON SCN SERVICES, LLC

On March 30, 2006, the Company and Anderson News, LLC entered into a Unit Purchase Agreement pursuant to which the Company purchased all of the issued and outstanding membership interests of Anderson-SCN Services, LLC ("SCN") from Anderson News, LLC for a purchase price of approximately $9.0 million, subject to adjustment based on the negative net worth as of the closing date of the transaction. In addition, approximately $17.0 million was also provided on the date of acquisition to SCN to repay a portion of its outstanding intercompany debt. The remaining outstanding intercompany debt of SCN was satisfied by issuance of a promissory note totaling $10.2 million. The promissory note was repaid by the Company during fiscal 2007. The purchase price and the intercompany debt repayment were funded from the revolving line of credit.

The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their estimated respective fair values in accordance with FAS 141, Business Combinations. Goodwill, which is deductible for tax purposes, recorded in connection with the transaction is estimated to total $59.9 million.

The assets acquired and liabilities assumed in the acquisition were recorded in the quarter ended April 30, 2006. The acquisition was accounted for by the purchase method and, accordingly, the results of SCN's operations have been included in our consolidated statements of income since March 31, 2006. The pro-forma operating results as if the Company had completed the acquisition at the beginning of the periods presented are not significant to the Company's consolidated financial statements and are not presented.

The assets acquired and liabilities assumed, based on the valuation, are summarized below:

(dollars in thousands)	Amount
Cash	$ 8
Trade receivables, net	581
Inventories	17,950
Property and equipment	1,690
Goodwill	59,927
Intangible assets	10,800
Deferred tax assets	1,573
Other assets	58
Accounts payable and accrued liabilities	(55,294)
Obligations under capital leases	(1,011)
Total consideration	$ 36,282

CHAS. LEVY CIRCULATING COMPANY LLC ACQUISITION

On May 10, 2005, the Company and Chas. Levy Company LLC ("Seller") entered into a Unit Purchase Agreement (the "Purchase Agreement"). Under the terms of the Purchase Agreement, the Company purchased all of the issued and outstanding membership interests in Chas. Levy Circulating Co. LLC ("Levy") from Seller for a purchase price of approximately $30 million, subject to adjustment based on Levy's net worth as of the closing date of the transaction. Seller was the sole member of Levy. In addition, approximately $19.3 million was also provided on the date of acquisition to Seller to repay all outstanding intercompany debt of Levy. The purchase price and the intercompany debt repayment were funded from the revolving line of credit.

On May 10, 2005, as contemplated by the terms of the Purchase Agreement, the Company and Levy Home Entertainment LLC ("LHE") entered into a Distribution and Supply Agreement (the "Distribution Agreement"). Under the terms of the Distribution Agreement, LHE appointed the Company as its sole and exclusive subdistributor of book products to all supermarkets (excluding supermarkets combined with general merchandise stores), drug stores, convenience stores, newsstands and terminals within the geographic territory in which the Registrant currently distributes DVDs, CDs and/or magazines. The initial term of the Distribution Agreement begins on May 10, 2005 and expires on June 30, 2015. The parties may renew the agreement thereafter for successive one year periods.

The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values in accordance with FAS 141, Business Combinations. Goodwill and other intangible assets, which is deductible for tax purposes, recorded in connection with the transaction totaled $62.2 million and $15.9 million, respectively.

The assets acquired and liabilities assumed in the acquisition were recorded in the quarter ended July 31, 2005. The acquisition was accounted for by the purchase method and, accordingly, the results of Levy's operations have been included in our consolidated statements of income since May 10, 2005.

The assets acquired and liabilities assumed in the acquisition are summarized below:

(dollars in thousands)	Amount
Cash	$ 4,276
Trade receivables, net	6,703
Inventories	37,664
Income tax receivable	4,619
Property and equipment	1,539
Goodwill	62,199
Intangible assets	15,865
Other assets	1,728
Accounts payable and accrued liabilities	(67,928)
Long-term debt	(13,359)
Deferred tax liability	(5,004)
Other long-term liabilities	(3,311)
Total consideration	$ 44,991

ALLIANCE ENTERTAINMENT CORP. ACQUISITION

On February 28, 2005, the Company completed its acquisition with Alliance Entertainment Corp. ("Alliance") pursuant to the terms and conditions of the Agreement and Plan of Merger Agreement dated November 18, 2004 (the "Agreement"). Alliance provides full-service distribution of home entertainment products. They provide product and commerce solutions to "brick-and-mortar" and e-commerce retailers, while maintaining trading relationships with major manufacturers in the home entertainment industry. The Company consummated the acquisition to further its objective of creating the premier provider of information, supply chain management and logistics services to retailers and producers of home entertainment content products.

The purchase price of approximately $315.5 million consisted of $304.7 million in the Company's common stock, representing approximately 26.9 million shares, $6.5 million related to the exchange of approximately 0.9 million options to acquire shares of common stock on exercise of outstanding stock options, warrants and other rights to acquire Alliance common stock and direct transaction costs of approximately $4.3 million. The value of the common stock was determined based on the average market price of Source Interlink common stock over the 5-day period prior to and after the announcement of the acquisition in November 2004. The value of the stock options was determined using the Black-Scholes option valuation model.

The total cost of the acquisition was allocated to the assets acquired and liabilities assumed based on their respective fair values in accordance with FAS 141, Business Combinations. Goodwill and other intangible assets, none of which is deductible for tax purposes, recorded in connection with the transaction totaled $201.5 million and $94.2 million, respectively.

The assets acquired and liabilities assumed in the acquisition were recorded in the quarter ended April 30, 2005. The acquisition was accounted for by the purchase method and, accordingly, the results of Alliance's operations have been included in our consolidated statements of income since March 1, 2005.

The assets acquired and liabilities assumed in the acquisition are summarized below:

(dollars in thousands)	Amount
Cash	$ 18,567
Trade receivables, net	48,216
Inventories	102,434
Property and equipment	41,881
Goodwill	201,532
Intangible assets	94,214
Other assets	16,326
Accounts payable and accrued liabilities	(158,264)
Obligations under capital leases	(563)
Long-term debt	(11,811)
Non-current deferred tax liabilities	(33,049)
Other long-term liabilities	(4,000)
Total consideration	$ 315,483

The acquisition was accounted for by the purchase method and, accordingly, the results of Alliance's operations have been included in our consolidated statements of income since March 1, 2005.

PRO-FORMA OPERATING RESULTS (Unaudited)

The following table summarizes pro forma operating results as if the Company had completed the acquisition of (1) Enthusiast Media as of February 1, 2006 and (2) Alliance and Levy on February 1, 2005:

	Year ended January 31,		
(in thousands, except per share amounts)	2008	2007	2006
Revenues	$2,510,740	$2,315,190	$1,697,794
(Loss) income from continuing operations	$ (45,110)	$ (94,840)	$ 11,268
(Loss) income from continuing operations per share:			
Basic	$ (0.86)	$ (1.83)	$ 0.25
Diluted	$ (0.86)	$ (1.83)	$ 0.24

This information has been prepared for comparative purposes only and does not purport to be indicative of the results of operations which actually would have resulted had the acquisitions occurred on February 1, 2005, nor is it indicative of future results.

Merger charges related to the acquisition of Alliance and Levy recorded as expenses by the Company through January 31, 2006 totaled $3.3 million. These expenses represented severance and personnel-related charges, charges to exit certain merchandiser contracts and a success fee paid to certain Company executives. These expenses were not capitalized as they did not represent costs that provide future economic benefits to the Company.

3. TRADE RECEIVABLES

Trade receivables consist of the following:

(dollars in thousands)	January 31, 2008	January 31, 2007
Trade receivables	$411,968	$312,116
Less allowances for:		
Sales returns and other	202,569	192,328
Doubtful accounts	25,924	17,130
Total allowances	228,493	209,458
Trade receivables, net	$183,475	$102,658

4. INVENTORIES

Inventories consist of the following:

(dollars in thousands)	January 31, 2008	January 31, 2007
Paper	$ 8,225	$ —
Raw materials	629	3,048
Work-in-process	1,322	2,519
Finished goods:		
Pre-recorded music and video	149,765	133,193
Magazine and book	127,067	107,449
Display Fixtures	3,498	2,732
Total inventories	$290,507	$248,941

In the event of non-sale, pre-recorded music and video, magazine and book inventories are generally returnable to the suppliers thereof for full credit.

5. PROPERTY, PLANTS AND EQUIPMENT

Property, plants and equipment consist of the following:

(dollars in thousands)	January 31, 2008	January 31, 2007
Land	$ 8,323	$ 8,298
Buildings	18,495	16,087
Leasehold improvements	10,289	7,056
Machinery and equipment	38,434	36,652
Vehicles	953	593
Furniture and fixtures	9,005	7,657
Computers	51,739	19,476
Construction in progress	13,373	2,993
Total property, plants and equipment	$150,612	$98,812

Depreciation expense from property, plants and equipment was $18.9 million $13.0 million, and $8.9 million, for the fiscal years ended January 31, 2008, 2007 and 2006, respectively.

6. GOODWILL AND INTANGIBLE ASSETS

A summary of the Company's intangible assets are as follows:

(dollars in thousands)	January 31, 2008	January 31, 2007
Amortized intangible assets:		
Customer lists and relationships	$298,924	$122,406
Trade names	2,400	—
Content	20,382	—
Non-compete agreements	4,350	4,350
Software	16,340	16,340
Total intangibles	342,396	143,096
Accumulated amortization:		
Customer lists and relationships	(45,565)	(17,564)
Trade names	(250)	—
Content	(1,019)	—
Non-compete agreements	(2,518)	(1,438)
Software	(8,317)	(5,123)
Total accumulated amortization	(57,669)	(24,125)
Net Amortized intangible assets	284,727	118,971
Indefinite lived trade names	352,355	—
Intangibles, net	$637,082	$118,971

As a result of our fiscal year 2008 SFAS No. 144 fourth quarter impairment analysis, we determined that certain of our customer lists of our DVD/CD Fulfillment reporting unit were impaired and consequently recorded a charge of approximately $35.3 million. These determinations are based largely on management's projections regarding the revenues from and profitability of customer relationships acquired on February 28, 2005. The combination of these factors had an adverse impact on the anticipated future cash flows used in the impairment analysis performed during the fourth quarter of fiscal year 2008. The net carrying amount of the customer list was $30.5 million at the end of the fourth quarter of fiscal year 2008, after the impairment charge was recorded.

As a result of our fiscal year 2007 SFAS No. 144 fourth quarter impairment analysis, we determined that the customer list and non-compete agreement of our In-Store Services reporting unit was impaired and consequently recorded a charge of approximately $1.7 million and $0.5 million, respectively. These determinations were primarily the result of a change in management's expectations of the long-term outlook for that business unit, including increased life cycle for certain products, as well as decreasing operating profit margins. The net carrying amount of the customer list was $1.25 million at the end of the fourth quarter of fiscal year 2007, after the impairment charge was recorded.

Amortization expense from intangible assets was $35.5 million, $13.3 million, and $10.2 million for the fiscal years ended January 31, 2008, 2007 and 2006, respectively.

Amortization expense is estimated to be $78.2 million, $77.3 million, $62.8 million, $54.0 million and $45.2 million for the years ended January 31, 2009, 2010, 2011, 2012 and 2013, respectively.

Changes in the carrying amount of goodwill for the year ended January 31, 2008 are as follows:

(dollars in thousands)	Media	Periodical Fulfillment	DVD/CD Fulfillment	Consolidated
Balance, January 31, 2007	$ —	$194,370	$201,532	$ 395,902
Additions	673,654	275	—	673,929
Foreign currency translation adjustments	—	4	—	4
Balance, January 31, 2008	$673,654	$194,649	$201,532	$1,069,835

As a result of our fiscal year 2007 SFAS No. 142 fourth quarter impairment analysis, we determined that the goodwill of our In-Store Services reporting unit of the Periodical Fulfillment Services Segment was impaired and consequently recorded a charge of approximately $30.6 million. These determinations were primarily the result of a change in management's expectations of the long-term outlook for that business unit, including increased life cycle for certain products, as well as decreasing operating profit margins. The combination of these factors had an adverse impact on the anticipated future cash flows of this reporting unit used in the impairment analysis performed during the fourth quarter of fiscal year 2007. The net carrying amount of the goodwill was $24.8 million at the end of the fourth quarter of fiscal year 2007, after the impairment charge was recorded.

7. DEBT AND REVOLVING CREDIT FACILITY

Debt consists of:

(dollars in thousands)	January 31, 2008	January 31, 2007
Revolving credit facility—Wells Fargo Foothill	$ —	$116,459
Revolving credit facility—Citicorp North America	—	—
Term Loan B—Citicorp North America	875,600	—
Bridge Facility—Citicorp North America	465,000	—
Note payable—Magazine import and export	708	3,500
Note payable—Former owner of Empire	—	233
Note payable—Arrangements with suppliers	8,461	10,180
Mortgage loan—Wachovia Bank	18,750	19,750
Equipment loans—SunTrust Leasing	6,060	4,262
Total debt	1,374,579	154,384
Less current maturities	15,369	7,850
Debt, less current maturities	$1,359,210	$146,534

Citicorp North America Credit Facilities

Revolving Credit Facility

On August 1, 2007, the Company entered into a new $300.0 million asset-based revolving credit facility as a result of its acquisition of EM. Citicorp North America, Inc., as administrative agent for each of the parties that may become a participant in such arrangement and their successors ("Lenders") will make revolving loans to us and our subsidiaries of up to $300.0 million including the issuance of letters of credit. The terms and conditions of the arrangement are governed primarily by the Revolving Credit Agreement dated August 1, 2007 by and among us, our subsidiaries, and Citigroup Global Markets, Inc. and J.P. Morgan Securities, Inc. as Joint Lead Arrangers and Joint Book Runners, Citicorp North America, Inc. as Administrative Agent and Collateral Agent, JPMorgan Chase Bank, N.A. as Syndication

Agent, and Wachovia Bank, National Association and Wells Fargo Foothill, LLC as Co-Documentation Agents.

Outstanding borrowings bear interest at a variable annual rate equal to the prime rate announced by Citicorp North America, Inc., plus a margin of 0.50%. At January 31, 2008 the prime rate was 6.00%. We also have the option of selecting up to five traunches of at least $1 million each to bear interest at LIBOR plus a margin of 1.50%. The Company had no LIBOR contracts outstanding at January 31, 2008. To secure repayment of the borrowings and other obligations of ours to the Lenders, we and our subsidiaries granted a security interest in all of the personal property assets to Citicorp North America, Inc., for the benefit of the Lenders. These loans mature on August 1, 2013.

Under the credit agreement, the Company is limited in its ability to declare dividends or other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock.

Availability under the facility is limited by the Company's borrowing base calculation, as defined in the agreement. The calculation resulted in excess availability, after consideration of outstanding letters of credit, of $279.6 million at January 31, 2008.

Term Loan B

On August 1, 2007, the Company entered into a new $880.0 million Term Loan B as a result of its acquisition of EM. Citicorp North America, Inc., as administrative agent for each of the parties that may become a participant in such arrangement and their successors ("Lenders") made loans to us and our subsidiaries of $880.0 million. The terms and conditions of the arrangement are governed primarily by the Term Loan Agreement dated August 1, 2007 by and among us, our subsidiaries, and Citigroup Global Markets, Inc. and J.P. Morgan Securities, Inc. as Joint Lead Arrangers and Joint Book Runners, Citicorp North America, Inc. as Administrative Agent and Collateral Agent and JPMorgan Chase Bank, N.A. as Syndication Agent.

Outstanding borrowings bear interest at a variable annual rate equal to the prime rate announced by Citicorp North America, Inc., plus a margin of 2.25%. At January 31, 2008 the prime rate was 6.00%. We also have the option of selecting up to five tranches of at least $1 million each to bear interest at LIBOR plus a margin of 3.25%. The Company had one LIBOR contract outstanding at January 31, 2008 in the amount of $875.6 million and maturing in February 2008 and bearing interest at a rate of 6.52%. The Term Loan B requires the Company to make principal payments of $2.2 million on the last day of each fiscal quarter. The Company made principal payments totaling $4.4 million during fiscal year 2008. To secure repayment of the borrowings and other obligations of ours to the Lenders, we and our subsidiaries granted a security interest in all of the personal property assets to Citicorp North America, Inc., for the benefit of the Lenders. These loans mature on August 1, 2014. At that time, a final principal payment of $820.6 million is due.

Under the credit agreement, the Company is limited in its ability to declare dividends or other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock. The Company is also required to maintain a certain financial ratio. The Company is in compliance with this requirement at January 31, 2008. In addition, the Company may be required to make additional annual principal payments based on a calculation of excess cash flow as defined in the credit agreement. The first such excess cash flow payment, if required under the calculation, would be calculated based on the results for the year ended January 31, 2009.

Bridge Facility

On August 1, 2007, the Company issued a new $465.0 million Bridge Facility as a result of its acquisition of EM. Citicorp North America, Inc., as administrative agent for each of the parties that may become a participant in such arrangement and their successors ("Lenders") made loans to us and our subsidiaries of $465.0 million. The terms and conditions of the arrangement are governed primarily by the Senior Subordinated Bridge Loan Agreement dated August 1, 2007 by and among us, our subsidiaries, and Citigroup Global Markets, Inc. and J.P. Morgan Securities, Inc. as Joint Lead Arrangers and Joint Book Runners, Citicorp North America, Inc. as Administrative Agent and JPMorgan Chase Bank, N.A. as Syndication Agent.

Outstanding borrowings bear interest at a variable annual rate equal to the prime rate announced by Citicorp North America, Inc., plus a margin of 4.25% at January 31, 2008, which increases by 0.50% upon the expiration of each of the first four 90 day periods following original issuance. At January 31, 2008 the prime rate was 6.00%. We also have the option of selecting up to five tranches of at least $1 million each to bear interest at LIBOR plus a margin of 5.25% at January 31, 2008, which increases by 0.50% upon the expiration of each of the first four 90 day periods following original issuance. The interest rate on either base-rate or LIBOR loans may not exceed 11.25%. The Company had one LIBOR contract outstanding at January 31, 2008 in the amount of $465.0 million and maturing in February 2008 and bearing interest at a rate of 9.02%. These loans mature on August 1, 2008—the table below assumes that the extended maturity date of these loans will be August 1, 2017.

On or before August 1, 2008, the Company has the right to refinance the Bridge Facility by paying an exchange fee of $11.6 million to Citicorp North America, Inc. If the Company does not refinance the loans on or before August 1, 2008, Citicorp North America, Inc. is required to allow the facility to convert into a form of permanent financing. At that time, the Company must pay to Citicorp North America a conversion fee of $11.6 million. The extended maturity date of these loans would be August 1, 2017. These loans would carry interest not to exceed 11.25%.

Under the credit agreement, the Company is limited in its ability to declare dividends or other distributions on capital stock or make payments in connection with the purchase, redemption, retirement or acquisition of capital stock. The Company is also required to maintain a certain financial ratio

WELLS FARGO FOOTHILL CREDIT FACILITY

On August 1, 2007, the Company repaid all amounts due under the former revolving credit facility with proceeds from borrowings under the Citicorp North America Credit Facilities.

MORTGAGE LOAN

The Company obtained a 10 year, $20.0 million conventional mortgage loan through Wachovia Bank (the "Wachovia Mortgage"). The Wachovia Mortgage is collateralized by land and building located in Coral Springs, FL. The Wachovia Mortgage monthly principal payments are approximately $0.08 million beginning in October 2006 plus interest at a rate of LIBOR plus a margin of 1.60%. At the end of the 10 year term, a balloon payment in the amount of $11.1 million is due and payable.

The aggregate amount of debt maturing in each of the next five fiscal years is as follows:

Fiscal year:	Amount
2009	$ 15,369
2010	12,944
2011	11,402
2012	11,315
2013	10,938
Thereafter	1,312,611
Total	$1,374,579

At January 31, 2008 and 2007, unamortized deferred financing fees were approximately $29.0 million and $2.2 million, respectively and included in other long term assets.

8. DISCONTINUED OPERATION

On April 30, 2007, the Company disposed of substantially all of the assets and liabilities of its Wood Manufacturing division. The Company sold the assets and liabilities of its Wood Manufacturing division to a purchaser in which S. Leslie Flegel, the Company's former Chairman of the Board and Chief Executive Officer, has an interest. The Wood Manufacturing division was formerly reported as part of our Periodical Fulfillment Services segment. The book value of the net assets sold on the closing date was $11.6 million. The assets and liabilities of the Wood Manufacturing division were sold for $10.0 million cash, and the issuance of a note payable to the Company in the face amount of $3.5 million, which bears interest at the 3-month LIBOR plus a margin of 2.00%. The Company has determined that the note does not bear an interest rate equivalent to a market rate for the borrower. Therefore, the Company has discounted the note to fair value using its estimation of a market rate for the note. This discount was approximately $1.0 million. Based upon the final determination of working capital, the Company refunded to the buyer $1.9 million in cash during the third quarter of fiscal 2008. For the years ended January 31, 2008, 2007 and 2006 the results of operations from the wood manufacturing division are as follows:

	Year ended January 31,		
(dollars in thousands)	2008	2007	2006
Revenue	$ 2,551	$26,193	$28,627
(Loss) income before income taxes	$(1,912)	$ 2,184	$ 2,693
Income tax (benefit) expense	(765)	874	1,357
(Loss) income from discontinued operations, net of tax	(1,147)	1,311	1,336
Pre-tax loss on sale of discontinued business	(847)	—	—
Income tax benefit	(339)	—	—
Loss on sale of business, net of tax	(508)	—	—
Discontinued operation, net of tax	$(1,655)	$ 1,311	$ 1,336

In November 2004, the Company sold and disposed of its secondary wholesale distribution operation for $1.4 million, in order to focus more fully on its domestic and export distribution. All rights owned under the secondary wholesale distribution contracts were assigned, delivered, conveyed and transferred to the buyer, an unrelated third party. All assets and liabilities of the secondary wholesale distribution operation were not assumed by the buyer. The Company recognized a gain on sale of this business of $1.4 million ($0.8 million net of tax) in the fourth quarter of fiscal year 2005.

The following amounts related to the Company's discontinued operation have been segregated from continuing operations and reflected as discontinued operations:

	Year Ended January 31, 2006
Revenue	$ —
Loss before income taxes	$(2,410)
Income tax benefit	964
Loss from discontinued operation, net of tax	(1,446)
Pre-tax gain on sale of discontinued business	—
Income tax expense	—
Gain on sale of business, net of tax	—
Discontinued operations, net of tax	$(1,446)

9. EARNINGS PER SHARE

A reconciliation of the denominators of the basic and diluted earnings per share computation are as follows:

(dollars in thousands)	2008	2007	2006
Weighted average number of common shares outstanding—basic	52,276	51,838	49,097
Effect of dilutive securities:			
Stock options and warrants	—	—	1,797
Weighted average number of common shares outstanding—diluted	52,276	51,838	50,894
The following securities were excluded because their effect would be anti-dilutive:			
Stock options and warrants	3,247	1,980	864

10. INCOME TAXES

Provision (benefit) for federal and state income taxes in the consolidated statements of income for the income from continuing operations before income taxes consists of the following components:

	Year ended January 31,		
(dollars in thousands)	2008	2007	2006
Current			
Federal	$ (605)	$ 6,159	$ 5,176
State	(166)	809	1,333
Foreign	805	1,173	1,192
Total current	34	8,141	7,701
Deferred			
Federal	(13,618)	(11,518)	4,430
State	(2,410)	(2,186)	1,065
Foreign	—	(505)	—
Total deferred	(16,028)	(14,209)	5,495
Total income tax (benefit) expense	$(15,994)	$ (6,068)	$13,196

The following summary reconciles income taxes for continuing operations at the maximum federal statutory rate with the effective rates for 2008, 2007 and 2006:

	Year ended January 31,		
(dollars in thousands)	2008	2007	2006
Income tax (benefit) expense at statutory rate	$(14,499)	$(11,212)	$ 9,165
Permanent difference relating to non-deductible amortization of intangibles	—	—	2,263
Permanent difference relating to non-deductible impairment charges	—	4,449	—
State income tax (benefit) expense, net of federal income tax benefit	(1,674)	(934)	1,479
Difference in foreign tax rates	332	36	13
Other, net	(153)	1,593	276
Income tax (benefit) expense	$(15,994)	$ (6,068)	$13,196

Components of income from continuing operations before income taxes are as follows:

(dollars in thousands)	Year ended January 31, 2008	2007	2006
United States	$(42,852)	$(31,326)	$24,139
Foreign	1,351	(709)	2,046
Total (loss) income from continuing operations	$(41,501)	$(32,035)	$26,185

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of the temporary differences and their effect on deferred taxes are as follows:

(dollars in thousands)	January 31, 2008	2007
Deferred tax assets		
Net operating loss carryforwards	$27,141	$ 13,303
Allowance for doubtful accounts	9,131	6,910
Payroll related items	6,308	4,483
Deferred revenue	2,684	963
Inventory related items	4,428	6,824
Other	3,239	3,313
Total deferred tax asset	52,931	35,796
Deferred tax liabilities		
Book/tax difference in capital assets	9,499	8,965
Goodwill and intangible assets	28,492	29,024
Prepaid expenses	777	776
Total deferred tax liabilities	38,768	38,765
Net deferred tax (liability) asset	$14,163	$ (2,969)
Classified as:		
Current asset	$23,107	$ 29,531
Long-term (liability) asset	(8,944)	(32,500)
Net deferred tax (liability) asset	$14,163	$ (2,969)

At January 31, 2008, the Company had net operating loss ("NOL") carryforwards of approximately $70.6 million expiring through 2028.

The Company has net operating losses of approximately $70 million as of January 31, 2008 which expire through 2028. Approximately $10 million of these net operating losses are subject to Internal Revenue Service regulations which limit the amount of such operating losses available for utilization to approximately $1.3 million per year. At January 31, 2008, the Company assessed the future utilization of its deferred tax assets, including NOL carryforwards and determined that it is more likely than not that the benefit of such deferred tax assets will be realized and a valuation allowance is not necessary. This determination was based on the Company's expected future taxable income and in the event the Company does not meet these expectations, a valuation allowance might be required for these deferred tax assets in the future.

In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB No. 109. Effective February 1, 2007, the Company adopted the provisions of Financial Standards Accounting Board Interpretation

FIN 48. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109 and prescribes a recognition threshold of more-likely-than-not to be sustained upon examination. As a result of the implementation of FIN 48, no adjustment was required. Gross uncertain tax positions taken by the Company are immaterial to the Company's financial statements.

11. RELATED PARTY TRANSACTIONS

Pursuant to an agreement through August 2007, the Company conducts significant business with one customer distributing magazines, music and DVDs. The Chairman and major stockholder of this customer is a passive minority investor of AEC Associates, the Company's largest shareholder. During the fiscal year ended January 31, 2008, 2007 and 2006, the Company had revenues of $488.0 million, $364.9 and $421.0 million, respectively, related to this customer and this customer's subsidiaries.

AEC Associates is the majority stockholder of Digital On-Demand, Inc. In connection with the spin-off of certain assets by Alliance to Digital On-Demand, Inc. which occurred prior to the merger, Alliance and Digital On-Demand, Inc. entered into a number of agreements including a distribution and separation agreement, licensing and co-marketing agreement, transition/shared services agreement and tax-sharing and indemnification agreement. We assumed the rights and obligations of Alliance under these agreements upon consummation of our merger with Alliance.

In connection with the Company's acquisition of EM, the Company paid $12.7 million to The Yucaipa Companies, LLC, an affiliate of AEC Associates. In addition, the Company paid Yucaipa approximately $1.0 million in each of the years ended January 31, 2008, 2007 and 2006 in connection with its advisory services.

Carol Kloster, one of our former executive officers, was a director of Chas. Levy Company, LLC during her service with the Company, formerly the sole member of Chas. Levy Circulating Co. LLC. Concurrent with our acquisition of Chas. Levy Circulating Co. LLC, we entered into an agreement with Levy Home Entertainment, LLC, a wholly owned subsidiary of Chas. Levy Company, LLC to purchase book product for distribution to our customers. During the year ended January 31, 2007, the Company purchased $39.5 million, net of returns. During the period beginning in May 2005 and ending January 31, 2006, we purchased $23.1 million in book product from Levy Home Entertainment, net of returns.

A former director of the Company was a principal in Armstrong Teasdale LLP. The Company purchased legal services from Teasdale LLP totaling approximately $0.1 year ended January 31, 2006.

12. COMMITMENTS AND CONTINGENCIES

LEASES

The Company leases office and manufacturing space, computer equipment and vehicles under leases that expire over the next 15 years. Management expects that in the normal course of business, leases will be renewed or replaced with other leases.

Rent expense was approximately $22.1 million, $20.8 million and $9.2 million for the years ended January 31, 2008, 2007 and 2006, respectively.

Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining terms of year or more consisted of the following at January 31, 2008:

(dollars in thousands)	Amount
Fiscal year:	
2009	$ 25,489
2010	23,334
2011	15,271
2012	12,219
2013	11,065
Thereafter	14,847
Total	$102,225

LITIGATION

The Company has pending certain legal actions and claims, which were incurred in the normal course of business, and is actively pursuing the defense thereof. In the opinion of management, these actions and claims are either without merit or are covered by insurance and will not have a material adverse effect on the Company's financial condition, results of operations or liquidity.

13. EMPLOYEE BENEFIT PLANS

On February 1, 2006, the Company adopted FAS No. 123(R), Share-Based Payment, and chose to transition using the modified prospective method. Also on February 1, 2006, the Company granted approximately 0.1 million options to non-executive members of its board of directors. The Company recognized stock compensation expense of approximately $0.3 million associated with this grant. On November 10, 2006, the Company modified certain stock options granted to S. Leslie Flegel to extend the exercise period beyond his resignation. The Company recognized stock compensation expense of approximately $1.3 million associated with this modification. For the fiscal year ended January 31, 2008 and 2007, the Company recorded $0.2 million, and $1.7 million in stock compensation expense, respectively.

Under the Company's stock option plans, options to acquire shares of Common Stock have been made available for grant to certain employees and non-employee directors. Each option granted has an exercise price of not less than 100% of the market value of the Common Stock on the date of grant. The contractual life of each option is generally 10 years. The vesting of the grants varies according to the individual options granted.

	Number of Options	Range of Exercise Prices		Weighted Average Exercise Price
		Low	High	
Options outstanding at January 31, 2005	3,555,999	$ 2.42	$21.60	$ 6.48
Options granted	587,500	9.79	11.00	10.95
Options acquired	807,107	1.77	9.21	7.07
Options forfeited or expired	(28,923)	1.77	16.63	7.14
Options exercised	(994,493)	1.77	9.75	4.85
Options outstanding at January 31, 2006	3,927,190	$ 2.30	$18.31	$ 7.64
Options granted	84,575	8.97	11.15	10.03
Options forfeited or expired	(188,275)	10.60	16.63	11.33
Options exercised	(142,185)	2.30	10.78	8.40
Options outstanding at January 31, 2007	3,681,305	$ 2.30	$18.31	$ 7.48
Options granted	380,000	2.54	7.35	3.53
Options forfeited or expired	(472,020)	4.56	16.63	8.71
Options exercised	(416,985)	2.42	5.63	3.94
Options outstanding at January 31, 2008	3,172,300	$ 2.30	$18.31	$ 7.20

The following table summarizes information about the stock options outstanding at January 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Remaining Contractual Life (months)	Number Exercisable	Weighted Average Exercise Price
$2.30 - $5.00	1,001,136	$ 3.92	8 - 60	701,136	$ 4.51
$5.01 - $7.50	591,250	$ 5.52	1 - 110	591,250	$ 5.52
$7.51 - $10.00	909,289	$ 8.46	10 - 106	909,289	$ 8.46
$10.01 - $15.00	603,025	$11.31	13 - 96	603,025	$11.31
$15.01 - $18.31	67,600	$16.65	22 - 26	67,600	$16.65
Total	3,172,300	$ 7.20	1 - 110	2,872,300	$ 7.48

Options exercisable at January 31, 2007 and 2006 totaled 3,804,190 and 2,894,983, respectively and had weighted average exercise prices of $7.56 and $6.65, respectively. The weighted total intrinsic value of options outstanding and exercisable at January 31, 2008 was less than zero. The total intrinsic value of options exercised during the year ended January 31, 2008, 2007 and 2006 was $1.9 million, $0.5 million, and $6.3 million, respectively. As of January 31, 2008, substantially all of the Company's employee stock options are vested.

The weighted average fair value of each option granted during the year was $1.15, $3.32, and $4.08 (at grant date) in 2008, 2007 and 2006, respectively. The options were issued at exercise prices which were equal to or exceeded the quoted market price of the Company's Common Stock on the date of grant. At January 31, 2008, there were 3,700,000 options remaining under the Company's stock option plans.

STOCK OPTIONS REVIEW

The Company, under the direction of the Audit Committee, undertook a review of previously issued stock options. The Company determined that there were instances when the documentation of the

Compensation Committee's formal approval of the grant differed from the grant date being used by the Company. However, the Company did not find any intent to defraud or fraudulent misconduct by any individual or groups of individuals. Furthermore, the Company found that the dating and pricing practice for stock options was applied uniformly by Company personnel to stock options granted and was not used selectively to benefit any one group or individual within the Company.

The Company has concluded that the charges are not material to the financial statement in any of the periods to which such charges relate and therefore will not restate its historic financial statements. The Company has recorded an adjustment of $0.1 million ($0.1 million after tax) to increase non-cash compensation expense in the fourth quarter of fiscal 2007 to correctly present compensation expense for fiscal 2007. The Company has recorded an adjustment to increase accumulated deficit by $2.6 million, increase additional paid in capital by $3.2 million and decrease non-current deferred tax liabilities by $0.6 million to correct the consolidated balance sheet for the cumulative impact of the misstated compensation expense in periods prior to fiscal 2007.

The Company is still examining its alternatives, including but not limited to repricing options, relating to Section 16 officers and employees who are not Section 16 officers who were issued incorrectly dated options. All decisions will be approved by the Board of Directors and at this time, there have been no approved actions. The Company can not estimate the aggregate cost of such alternatives at this time and therefore any decisions will impact the results of operations of future periods.

PROFIT SHARING AND 401(k) PLAN

The Company has a combined profit sharing and 401(k) Plan. Annual contributions to the profit sharing portion of the Plan are determined by the Board of Directors and may not exceed the amount that may be deducted for federal income tax purposes. There were no profit sharing contributions charged against operations for the years ended January 31, 2008, 2007 and 2006.

Under the 401(k) portion of the Plan, all eligible employees may elect to contribute 2% to 20% of their compensation up to the maximum allowed under the Internal Revenue Code. The Company matches one half of an employee's contribution, not to exceed 5% of the employee's salary. The amounts matched by the Company during the years ended January 31, 2008, 2007 and 2006 pursuant to this Plan were approximately $1.7 million, $2.5 million, and $1.4 million, respectively.

UNION PLAN

At January 31, 2008, 570 of the Company's 7,348 employees were members of a collective bargaining unit. The Company is party to fourteen collective bargaining agreements, which expire at various times through August 2009. Contributions to the union funds were approximately $1.2 million, $1.4 million, and $0.7 million for the years ended January 31, 2008, 2007, and 2006, respectively.

SUPPLEMENTAL EXECUTIVE RETIREMENT PLAN

The Company also provides a Supplemental Executive Retirement Plan ("SERP") that is designed to supplement the retirement benefits available through the Company's other savings plans to certain of the Company's executive officers. The minimum SERP liability is measured at year-end.

The accumulated year-end SERP benefit obligation, based on a discount rate of 7.00%, was $2.7 million at January 31, 2008 and is reflected in the Consolidated Balance Sheets as a liability. Benefits are funded by the Company through a Rabbi Trust. The year-end balance included in Other Assets was $3.2 million at January 31, 2008.

14. WARRANTS

The following table summarizes information about the warrants for common stock outstanding at January 31, 2008:

	Number Outstanding	Number Exercisable	Grant Date	Expiration Date
Exercise price:				
$8.04	61,333	61,333	10/30/2003	10/3/2008
$8.58	30,000	30,000	8/30/2004	8/30/2014
$11.62	10,000	10,000	4/4/2005	4/4/2015

15. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental information on the approximate amount of interest and income taxes paid (refunded) is as follows:

	Year ended January 31,		
(dollars in thousands)	2008	2007	2006
Interest	$ 62,531	$11,782	$6,303
Income taxes (net of refunds of $15,990 in 2008)	$(14,258)	$15,331	$6,606

Significant non-cash activities were as follows:

YEAR ENDED JANUARY 31, 2008

As discussed in Note 8, the Company disposed of its Wood Manufacturing division for the total consideration of $13.5 million, including $3.5 million in the form of a note receivable, of which the Company refunded $1.9 million to the buyer during the third quarter of fiscal 2008, based on a working capital adjustment.

YEAR ENDED JANUARY 31, 2007

As discussed in Note 2, the Company acquired Mid-Atlantic on March 30, 2006 for the total consideration of $17.7 million, including $13.6 million in cash and $4.1 million in the form of a note payable. As of January 31, 2008, this note was repaid.

As discussed in Note 2, the Company acquired SCN on March 30, 2006 for the total consideration of $36.2 million, including $26.0 million in cash and $10.2 million in the form of a note payable. As of January 31, 2008, this note was repaid.

YEAR ENDED JANUARY 31, 2006

On February 28, 2005, as discussed in Note 2, the Company acquired Alliance Entertainment Corp. for the total consideration of $315.5 million as follows:

(dollars in thousands)	Amount
Fair value of common stock issued to Alliance shareholders	$304,714
Fair value of options to purchase common stock issued to Alliance shareholders	6,500
Cash paid for direct acquisition costs (of which, $1.7 million were paid during the year ended January 31, 2005)	4,269
Total purchase price for acquisition of Alliance	$315,483

The total purchase price was allocated to the assets and liabilities of Alliance Entertainment Corp. as disclosed in Note 2.

16. SHAREHOLDERS' EQUITY

In February 2005, the Company issued 26.9 million shares of common stock to the former shareholders of Alliance Entertainment Corp. as partial consideration for the Company's acquisition of Alliance at a value of approximately $304.7 million, valued at the average market price over the 5 day period preceding and following the announcement of the acquisition. The Company also exchanged 0.9 million Alliance stock options, which were valued using the Black-Scholes option pricing model and assumptions substantially the same as those presented in Note 1.

Also in February 2005, the Company reincorporated from Missouri into Delaware, and retired 100,000 shares of stock it held in treasury.

17. SEGMENT FINANCIAL REPORTING

The Company's segment reporting is based on the reporting of senior management to the chief operating decision maker. This reporting combines the Company's business units in a logical way that identifies business concentrations and synergies. Accordingly, beginning in fiscal 2009, management has restructured the presentation of the Company's segments to better reflect the change in management and financial reporting of the applicable units. The Company's segments are heretofore presented as follows: Media, Periodical Fulfillment Services, DVD/CD Fulfillment and Shared Services. Prior reporting periods have been reclassified to conform to current presentation to make prior period comparisons meaningful.

The Media segment derives revenues primarily from (1) selling print advertising space in its enthusiast publications, (2) selling enthusiast publications via newsstand and subscription, (3) selling online advertising and lead generation services, and (4) other revenues including licensing, barter and events.

The Periodical Fulfillment Services segment derives revenues from (1) selling and distributing magazines, including domestic and foreign titles, to major specialty and mainstream retailers and wholesalers throughout the United States and Canada, (2) exporting domestic titles internationally to foreign wholesalers or through domestic brokers, (3) providing return processing services for major specialty retailers, (4) providing claim filing services related to rebates owed retailers from publishers or their designated agent, (5) designing, manufacturing, shipping, installation and removal of front-end display fixtures, and (6) providing information and management services relating to retail magazine sales to U.S. and Canadian retailers and magazine publishers and national distributors.

The DVD/CD Fulfillment segment derives revenues from (1) selling and distributing pre-recorded music, videos, video games and related products to retailers, (2) providing product and commerce solutions to "brick-and-mortar" and e-commerce retailers, and (3) providing consumer-direct fulfillment and vendor managed inventory services to its customers.

Shared Services consist of overhead functions not allocable to the individual operating segments.

The segment results are as follows:

(dollars in thousands)	Year ended January 31, 2008 Media	Periodical Fulfillment Services	DVD/CD Fulfillment	Shared Services	Eliminations	Consolidated
Revenues, net:						
Distribution	$ 4,762	$932,315	$1,021,018	$ —	$ —	$1,958,095
Advertising	122,769	—	—	—	—	122,769
Circulation	78,532	—	—	—	(14,615)	63,917
Manufacturing	—	30,650	—	—	—	30,650
Claiming and information	—	14,001	—	—	—	14,001
Other	46,848	17,972	—	—	—	64,820
Total revenues, net	252,911	994,938	1,021,018	—	(14,615)	2,254,252
Cost of revenues	68,906	756,472	845,418	—	(14,615)	1,656,181
Gross profit	184,005	238,466	175,600	—	—	598,071
Selling, general and administrative expense	112,778	82,697	61,612	15,535	—	272,622
Distribution, circulation and fulfillment	23,427	111,370	62,220	—	—	197,017
Depreciation and amortization	24,840	9,698	16,739	2,161	—	53,438
Impairment of Goodwill and Intangible Assets	—	—	35,310	—	—	35,310
Integration and relocation expense	—	1,072	—	495	—	1,567
Disposal of land, buildings and equipment, net	—	(174)	417	—	—	243
Merger and acquisition charges	252	—	—	913	—	1,165
Operating income (loss)	$ 22,708	33,803	(698)	(19,104)	—	36,709
Capital expenditures	$ 3,876	$ 9,105	$ 11,435	$ 5,631	$ —	$ 30,047

(dollars in thousands)	Year ended January 31, 2008 Media	Periodical Fulfillment Services	DVD/CD Fulfillment	Shared Services	Eliminations	Consolidated
Total Assets	$1,378,489	$433,508	$538,867	$89,208	$(4,067)	$2,436,005
Goodwill, net	$ 673,654	$194,649	$201,532	$ —	$ —	$1,069,835
Intangibles, net	$ 561,808	$ 37,868	$ 37,406	$ —	$ —	$ 637,082

(dollars in thousands)	Media	Periodical Fulfillment Services	DVD/CD Fulfillment	Shared Services	Eliminations	Consolidated
	Year ended January 31, 2007					
Revenues, net:						
Distribution	$ —	$794,973	$971,523	$ —	$ —	$1,766,496
Advertising	—	—	—	—	—	—
Circulation	—	—	—	—	—	—
Manufacturing	—	32,670	—	—	—	32,670
Claiming and information	—	14,707	—	—	—	14,707
Other	—	14,780	—	—	—	14,780
Total revenues, net	—	857,130	971,523	—	—	1,828,653
Cost of revenues	—	648,576	797,348	—	—	1,445,924
Gross profit	—	208,554	174,175	—	—	382,729
Selling, general and administrative expense	—	71,298	55,650	34,483	—	161,431
Distribution, circulation and fulfillment	—	113,444	64,509	—	—	177,953
Depreciation and amortization	—	8,554	14,650	2,155	—	25,359
Impairment of Goodwill and Intangible Assets	—	32,742	—	—	—	32,742
Integration and relocation expense	—	3,580	—	84	—	3,664
Disposal of land, buildings and equipment, net	—	(240)	287	903	—	950
Operating income (loss)	$ —	(20,824)	39,079	(37,625)	—	(19,370)
Capital expenditures	$ —	$ 1,661	$ 6,983	$ 4,735	$ —	$ 13,379

(dollars in thousands)	Media	Periodical Fulfillment Services	DVD/CD Fulfillment	Shared Services	Eliminations	Consolidated
	Year ended January 31, 2007					
Total Assets	$ —	$432,257	$541,122	$36,652	$ —	$1,010,031
Goodwill, net	$ —	$194,370	$201,532	$ —	$ —	$ 395,902
Intangibles, net	$ —	$ 38,742	$ 80,229	$ —	$ —	$ 118,971

(dollars in thousands)	Year ended January 31, 2006 Media	Periodical Fulfillment Services	DVD/CD Fulfillment	Shared Services	Eliminations	Consolidated
Revenues, net:						
Distribution	$ —	$556,520	$889,380	$ —	$ —	$1,445,900
Advertising	—	—	—	—	—	—
Circulation	—	—	—	—	—	—
Manufacturing	—	26,801	—	—	—	26,801
Claiming and information	—	16,172	—	—	—	16,172
Other	—	9,916	—	—	—	9,916
Total revenues, net	—	609,409	889,380	—	—	1,498,789
Cost of revenues	—	462,947	733,173	—	—	1,196,120
Gross profit	—	146,462	156,207	—	—	302,669
Selling, general and administrative expense	—	42,532	53,962	21,300	—	117,794
Distribution, circulation and fulfillment	—	74,221	56,595	—	—	130,816
Depreciation and amortization	—	5,034	11,147	2,019	—	18,200
Impairment of Goodwill and Intangible Assets	—	—	—	—	—	—
Integration and relocation expense	—	—	—	—	—	—
Disposal of land, buildings and equipment, net	—	—	—	—	—	—
Merger and acquisition charges	—	344	—	2,975	—	3,319
Operating income	$ —	24,331	34,503	(26,294)	—	32,540
Capital expenditures	$ —	$ 2,199	$ 8,469	$ 2,401	$ —	$ 13,069

Approximately $57.6 million, $35.4 million and $31.7 million of our total revenues in the Periodical Fulfillment Services segment for the years ended January 31, 2008, 2007 and 2006, respectively, were derived from the export of U.S. publications to overseas markets. At January 31, 2008 and 2007, identifiable assets attributable to the export of U.S. publications were $37.6 million and $27.2 million, respectively.

Corporate Information

Source Interlink Companies, Inc
World Headquarters
27500 Riverview Center Boulevard
Bonita Springs, Florida 34134

Stock Listing
The NASDAQ Global Select Market: **SORC**

Website
www.sourceinterlink.com
Our website contains electronic copies of our corporate governance documents, news releases, U.S. Securities and Exchange Commission filings, descriptions of our products and services, and other information about our Company.

Our Annual Report on Form 10-K
A printed copy of our annual report on Form 10-K may be obtained without charge on our website, www.sourceinterlink.com, or on the website of the U.S. Securities and Exchange Commission, www.sec.gov. It is also available without charge by calling or writing to our Investor Relations Department:
Investor Relations Department
Dean Heine
(239) 949-4450
dheine@sourceinterlink.com

Transfer Agent and Registrar
Account information and transactions are managed by Mellon Investor Services, LLC. Please direct notices of address changes or questions regarding account status, stock transfers, or lost certificates to:

BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

or

BNY Mellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900
www.bnymellon.com/shareowner/isd

US Shareowners: (888) 213-0965
US TDD: (800) 231-5469
Foreign Shareowners: (201) 680-6578
Foreign TDD: (201) 680-6610

Independent Registered Public Accounting Firm
BDO Seidman, LLP
233 N. Michigan Avenue
Chicago, Illinois 60601

SOURCE
INTERLINK
COMPANIES

Source Interlink Companies, Inc
World Headquarters
27500 Riverview Center Boulevard
Bonita Springs, Florida 34134

END